October 2, 2008

Ms. Amy Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, D.C.  20549-7010

RE: SEC Comment Letter dated August 29, 2008
ERHC Energy, Inc.
Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 14, 2007
File Number 0-17325

Dear Ms. Parker:

In connection with your review of ERHC Energy, Inc.’s (the “Company”) Form 10-K, we respectfully submit the following responses to the comments included in your letter of August 29, 2008.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2007

General

Comment 1

Please file on EDGAR as correspondence the proposed revised annual report that you submitted in hard copy with your July 25, 2008 response.  We also reissue our May 9, 2008 oral comment in which we requested that you submit on EDGAR as correspondence the proposed revised annual report that you submitted in hard copy with your March 26, 2008 response.

Response

Revised annual report submitted with our March 26, 2008 and July 25, 2008 responses is filed as correspondence with this response as requested in Comment 1 and as requested in your May 9, 2008 oral comment.

5444 Westheimer, Suite 1440		Houston, Tx 77056
Tel: 713-626-4700	www.erhc.com	Fax: 713-626-4700

Mrs. Amy Nguyen Parker
United States Securities and Exchange Commission
October 2, 2008

Comment 2

With your next response, please ensure to provide a properly marked version that shows the changes in your annual report to the proposed language in your July 25, 2008 response.  For example, we noted that the marked version that you provided on July 25, 2008 does not mark all changes to the proposed language that you submitted on March 26, 2008.

Response

The marked version of our annual report submitted with this response incorporates all changes from our July 25, 2008 and March 26, 2008 response marked for your review as requested.

Comment 3

We note your response to our prior comment 4.  Please file each of your material contracts with your amended annual report on Form 10-K.  In addition, you did not submit with your supplemental response the amendments to the participation agreement with respect to Block 4 that were executed in February 2006 and April 2006.  Please file such amendments with your amended annual report.  In addition, please advise why you intend to file the participation agreements with Pioneer Natural Resources USA, Inc. and Noble Energy International, Ltd.  If such agreements have continuing effect, please describe such effect in your filing.

Response

We have filed with this response our amended report on Form 10-K each of our material contracts including the amendments to our participation agreement with respect to Block 4 that were executed in February 2006 and April 2006. We have not filed the participation agreements with Pioneer Natural Resources USA, Inc. and Noble Energy International, Ltd. because they have no continuing effect.

Comment 4

We note your response to our prior comment 5 and your stated intention to file the prospective oil and contingent gas resources report as an exhibit to your annual report.  We do not believe that such filing would be permitted by Item 102 of Regulation S-K.

Response

We have not included with our amended report on Form 10-K the prospective oil and contingent gas resources report based on your comment.

Mrs. Amy Nguyen Parker
United States Securities and Exchange Commission
October 2, 2008

Comment 5

We note that your draft supplemental response omits certain disclosure that in your April 11, 2008 submission you had proposed to include in your filing.  For example, we noted removal of the description of the material terms of the participation agreements, the risk factor regarding the volatility of foreign governments, and the discussion of working capital requirements in the context of planned operations.  We note also that some of this disclosure had been added in response to our prior comments.  Please advise.

Response

We have included with our current amended report on Form 10-K certain disclosure that were inadvertently omitted in our April 11, 2008 submission including description of the material terms of the participation agreements, the risk factor regarding the volatility of foreign governments, and the discussion of working capital requirements in the context of planned operations.

General Development of the Business, Page 5

Comment 6

Please clarify in your filing under which agreement you have been granted rights in the exclusive economic zone.

Response

Disclosure added as requested.

Properties, page 12

Comment 7

We note your response to our prior comment 6 and reissue such comment in part.  Please disclose the terms under which your interest in the joint development zone and the exclusive economic zone will expire or terminate.

Response

Disclosure added as requested.

Mrs. Amy Nguyen Parker
United States Securities and Exchange Commission
October 2, 2008

Item 9a.  Controls and Procedures, Page 51

Disclosure Controls and Procedures, Page 51

Comment 8

We note your response to our prior comment 10 and reissue such comment in part.  Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.  In addition, please revise your quarterly reports for the quarters ended March 31, 2008 and June 30, 2008 to provide the disclosure we requested with respect to your annual report in our prior comment 10.

Response

We have revised our disclosure to state that our officers have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. We have also revised our quarterly reports for the quarters ended March 31, 2008 and June 30, 2008 to provide the disclosure you requested with respect to your annual report in our prior comment 10.

Directors and Executive Officers of the Registrant; and Corporate Governance, Page 52

Compensation of Directors, Page 53

Comment 9

We note your response to our prior comment 13 and your description of standard fee arrangements for directors.  Please expand your disclosure to provide information regarding the stock awards granted to each director during the 2007 fiscal year.  For example, please indicate how the board determined the number of shares to grant to each director and whether such grants are part of the standards annual compensation arrangement.  In addition, if such shares were shares of restricted stock, please describe the conditions for vesting.

Response

Our disclosure has been expanded as requested.

Mrs. Amy Nguyen Parker
United States Securities and Exchange Commission
October 2, 2008

Director Independence, page 54

Comment 10

We note your response to our prior comment 17 and reissue such comment.  For example, please identify each director under the independence standards applicable to you under Item 407(a)(l)(ii) of Regulation S-K, and state which definition is used.  Please remove from your proposed disclosure any suggestion that your company is subject to the rules of, and therefore listed on, the NASDAQ Stock Market.

Response

Disclosure revised as requested.

Executive Compensation

Compensation Discussion and Analysis

Comment 11

We note your response to our prior comment 18 and reissue such comment.  You indicate in your revised draft language that you “do not rely on benchmarking to determine total compensation or any material element of compensation”.  However, we also note your revised disclosure that your compensation committee, working with independent compensation experts, “researches and evaluates the compensation earned by executive officers in comparable, small publicly-traded companies in the company’s industry and recommends to the Board appropriate compensation for the named executive officers”.  This disclosure does not appear to be consistent with your conclusion that you do not engage in benchmarking.  See Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, available at
http://www.sec.gov/divisions/corpfin/guidance/regs/kinterp.htm.

Response

We have reviewed Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs/kinterp.htm and have revised our disclosure as requested.

Mrs. Amy Nguyen Parker
United States Securities and Exchange Commission
October 2, 2008

Grants of Plan-Based Awards

Comment 12

Please revise this table to indicate which figurer relate to each footnote.

Response

Table revised as requested.

Outstanding Equity Awards at Fiscal Year-End

Comment 13

We reissue our prior comment 26. The information presented in the table should be as of the end of your 2007 fiscal year.

Response

Table revised as requested.

Potential Payments Upon Termination or Change of Control, Page 56

Comment 14

We note your disclosures that as of September 30, 2007, that you had not entered into any employment agreements with any executive officers. However, this appears to be inconsistent with your disclosures regarding your employment agreement with Mr. Ledbetter. Please revise.

Response

Disclosure revised as requested

Mrs. Amy Nguyen Parker
United States Securities and Exchange Commission
October 2, 2008

Comment 15

We note your response to our prior comment 28.  In addition to adding Mr. Ledbetter’s employment agreement as an exhibit to your filing, please provide the information required by Item 402(j) of Regulation S-K with respect to such agreement.  For example, we note that pursuant to his employment agreement, Mr. Ledbetter would be eligible for payments upon any termination without cause.

Response

We have added Mr. Ledbetter’s employment agreement as an exhibit to our filing and provided the information required by Item 402(j) of Regulation S-K with respect to the agreement as requested.

Comment 16

Please remove the duplicative disclosure that appears in your draft annual report at page 56 with respect to employment agreements and compensation committee interlocks.  For example, we note that you have included two separate sections under the headings “Employment Agreements” and such sections include some of the same disclosure.

Response

We have removed the duplicate disclosures as requested.

Signatures

Comment 17

Please update your signatures when you file your amended annual report.  For example, we note that your draft supplemental response includes the signature of your former interim chief executive officer.

Response

We have updated our signatures in our amended annual report as requested.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
October 2, 2008

Exhibits 31.1-32.2

Comment 18

Please ensure that your certifications that you file with your amended 10-K are newly executed as of the date of your amendment, and that they are executed by your principal executive and principal financial officers at such time.

Response

We have executed the certifications in our amended 10-K as of the date of our amendment, and the certifications have been executed by our principal executive and principal financial officers at such time as requested.

Company Acknowledgements

In accordance with the instructions in the comment letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contact Information

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ Sylvan Odobulu

Sylvan Odobulu
Controller

Form 10-K/A

ERHC Energy Inc - ERHE

Filed: December 14, 2007 (period: September 30, 2007)

Annual report which provides a comprehensive overview of the company for the past year

10-K/A - ERHC ENERGY 10-K 9-30-2007

PART I

Item 1.	5
Item 1.	Business
Item 1A.	Risk Factors
Item 1B.	Unresolved Staff Comments
Item 2.	Properties
Item 3.	Legal Proceedings
Item 4.	Submission of Matters to a Vote of Security Holders

PART II

Item 5.	Market for Registrant s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities
Item 6.	Selected Financial Data
Item 7.	Management s Discussion and Analysis of Financial Condition and Plan of Operations
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk
Item 8.	Financial Statements and Supplementary Data
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosures
Item 9A.	Controls and Procedures
Item 9B.	Other Information

PART III

Item 10.	Directors and Executive Officers of the Registrant; and Corporate Governance
Item 11.	Executive Compensation
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Item 13.	Certain Relationships and Related Transactions
Item 14.	Principal Accounting Fees and Services

PART IV

Item 15.	Exhibits and Financial Statement Schedules and Reports on Form 8-K
SIGNATURES

EX-31.1 (EXHIBIT 31.1)

EX-31.2 (EXHIBIT 31.2)

EX-32.1 (EXHIBIT 32.1)

EX-32.2 (EXHIBIT 32.2)

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10-K/A

☒	Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2007

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period ended: __________________

Commission file number: 000-17325
(Exact name of registrant as specified in its charter)

Colorado	88-0218499
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5444 Westheimer Road, Suite 1440, Houston, Texas	77056
(Address of Principal Executive Office)	(Zip Code)

713-626-4700
(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:  None

Securities registered pursuant to Section 12(g) of the Exchange Act: common stock

Check if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐  No ☒

Check if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  Yes ☐  No ☒

Check if the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒   No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Check if the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.
Large Accelerated Filer ☐      Accelerated Filer ☒          Non-Accelerated Filer ☐

Check if the registrant is a shell company.  Yes ☐  No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant on March 31, 2007 was $144,547,630.

On November 30, 2007, the registrant had 721,938,550 shares of common stock issued and outstanding.

Forward-Looking Statements

ERHC Energy Inc. (the “Company”) or its representatives may, from time to time, make or incorporate by reference certain written or oral statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.  Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain or be identified by the words “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate,” “believe,” “should,” “could,” “may,” “might,” “will,” “will be,” “will continue,” “will likely result,” “project,” “forecast,” “budget” and similar expressions.  Statements made by the Company in this report that contain forward-looking statements include, but are not limited to, information concerning the Company’s possible or assumed future business activities and results of operations and statements about the following subjects:

·	business strategy;

·	growth opportunities;

·	future development of concessions, exploitation of assets and other business operations;

·	future market conditions and the effect of such conditions on the Company’s future activities or results of operations;

·	future uses of and requirements for financial resources;

·	interest rate and foreign exchange risk;

·	future contractual obligations;

·	outcomes of legal proceedings including, without limitation, the ongoing investigations of the Company;

·	future operations outside the United States;

·	competitive position;

·	expected financial position;

·	future cash flows;

·	future liquidity and sufficiency of capital resources;

·	future dividends;

·	financing plans;

·	tax planning;

·	budgets for capital and other expenditures;

·	plans and objectives of management;

·	compliance with applicable laws; and

·	adequacy of insurance or indemnification.

These types of statements and other forward-looking statements inherently are subject to a variety of assumptions, risks and uncertainties that could cause actual results, levels of activity, performance or achievements to differ materially from those expected, projected or expressed in forward-looking statements.  These risks and uncertainties include, among others, the following:

·	general economic and business conditions;

·	worldwide demand for oil and natural gas;

·	changes in foreign and domestic oil and gas exploration, development and production activity;

·	oil and natural gas price fluctuations and related market expectations;

·	termination, renegotiation or modification of existing contracts;

·	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;

·	policies of the various governments regarding exploration and development of oil and gas reserves;

·	advances in exploration and development technology;

·	the political environment of oil-producing regions;

·	political instability in the Democratic Republic of Sao Tome and Principe and the Federal Republic of Nigeria;

casualty losses;

·	competition;

·	changes in foreign, political, social and economic conditions;

·	risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment and assets;

·	risks of potential contractual liabilities;

·	foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;

·	risks of war, military operations, other armed hostilities, terrorist acts and embargoes;

·	regulatory initiatives and compliance with governmental regulations;

·	compliance with environmental laws and regulations;

·	compliance with tax laws and regulations;

·	customer preferences;

·	effects of litigation and governmental proceedings;

·	cost, availability and adequacy of insurance;

·	adequacy of the Company’s sources of liquidity;

·	labor conditions and the availability of qualified personnel; and

·	various other matters, many of which are beyond the Company’s control.

The risks and uncertainties included here are not exhaustive.  Other sections of this report and the Company’s other filings with the U.S. Securities and Exchange Commission (“SEC”) include additional factors that could adversely affect the Company’s business, results of operations and financial performance.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.  Forward-looking statements included in this report speak only as of the date of this report.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in its expectations with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based.

PART I

Item 1. Business

Overview

ERHC Energy Inc., a Colorado corporation, (“ERHC” or the “Company”) is an independent oil and gas company formed in 1986.  The Company was engaged in a variety of businesses until 1996, when it began its current operations.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP or “Tome”) and the Federal Republic of Nigeria (“FRN or “Nigeria”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”). ERHC will not directly carry out the exploration and production operations in the Joint Development Zone, but will rely on reputable  technical operators, with whom the Company has entered into partnership relationships, such as Addax Petroleum Inc. and Sinopec Corp to carry out those operations. The Company has formed relationships with these upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ. The Company currently has no other operations but is exploring opportunities in other areas of the energy industry, including supply and trading.

General Development of the Business

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for that block.

On April 28, 2005, ERHC and its then consortium partner Noble Energy International, Ltd. (“Noble”) entered into a Memorandum of Understanding with Godsonic Oil Company Limited (“Godsonic”), an independent bidder for interest in Block 4. The Memorandum of Understanding stated that if ERHC and Noble (“ERHC/Noble”) received less than a 26% bid-interest award in Block 4 in the Nigeria and Sao Tome and Principe JDZ from the JDA established pursuant to the Treaty between FRN and the DRSTP, Godsonic would transfer whatever Godsonic received in Block 4 to ERHC/Noble; on the other hand, if ERHC/Noble received more than a 26% bid-interest award in Block 4 from the JDA, ERHC/Noble would transfer the excess over 26% to Godsonic. In June 2005, the JDA awarded ERHC and its then consortium partner Noble a 35% bid interest in Block 4 of the JDZ, in addition to the option interest of 25% which ERHC had exercised in the Block.  In October 2005, Noble withdrew from participation in Block 4 and Addax Petroleum (Nigeria Offshore 2) Limited (“Addax”) replaced Noble as ERHC’s consortium partner. By a Letter Agreement dated October 24, 2005 (the “Letter Agreement”), ERHC and Addax undertook to transfer a 9% interest of the 35% bid interest to Godsonic subject to Godsonic meeting financial and other conditions.

In November 2005, ERHC and Addax entered into a Participation Agreement dated November 17, 2005 (the “Participation Agreement”) whereby ERHC undertook to assign a 42.3% interest (the “Assigned Interest”) in Block 4 to Addax.  Under the Participation Agreement, ERHC’s “Retained Interest” would be 17.7% in Block 4.  The Participation Agreement stated Addax’s cash payment obligations to ERHC would be $18 million, which was paid in February and March 2006.  Pursuant to the Participation Agreement between ERHC and Addax, as amended, Addax will serve as operator and pay all of ERHC’s future costs in respect of all petroleum operations in Block 4. Addax is entitled to 100% of ERHC’s share of cost oil and 50% of ERHC’s share of profit oil from the oil production until Addax recovers all ERHC’s costs.

Pursuant to an Amendment to the Participation Agreement dated February 23, 2006, ERHC and Addax amended the Participation Agreement so that the Assigned Interest to Addax would be changed to 33.3% while ERHC’s Retained Interest would remain at 17.7%. By a second Amendment to the Participation Agreement, entered into on March 14, 2006, ERHC and Addax further amended the Participation Agreement so that the “Assigned Interest” would be 33.3% and ERHC’s “participating interest” would be 26.7%.

On March 15, 2006, an agreement to assign 9% in Block 4 from ERHC to Godsonic was entered into by ERHC (on behalf of the ERHC/Addax consortium) and Godsonic subject to Godsonic meeting stipulated financial and other conditions. Pursuant to another Amendment to the Participation Agreement entered into on April 11, 2006, ERHC and Addax provisionally agreed that if Godsonic did not meet the financial and other conditions as stipulated in the Letter Agreement on the 9% interest to be transferred to Godsonic and was foreclosed from all claims to the 9% interest, ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.

In July 2007, ERHC acted on behalf of the ERHC/Addax consortium in JDZ Block 4 to reclaim Godsonic’s 9% share because Godsonic failed to meet certain obligations. Addax claims entitlement under the existing agreements to 7.2% out of the recovered 9%, leaving 1.8% remaining with ERHC.  If finalized, this would increase ERHC’s share of JDZ Block 4 from 17.7% to 19.5%. ERHC and Addax are currently in arbitration, under amicable conditions, to resolve whether or not additional consideration is due to ERHC from Addax for the 7.2% claim by Addax under the terms of the existing agreements. The parties are also exploring mediation as an alternative to seeing arbitration to conclusion.

In February 2006, ERHC sold a 15% participating interest in Block 3 of the JDZ to Addax Petroleum Resources Nigeria Limited ("Addax Sub") leaving a 10% participating interest in Block 3 to ERHC. In exchange, Addax Sub paid ERHC $7.5 million in the second quarter of fiscal 2006. Under the participation agreement between ERHC and Addax Sub, Addax Sub agreed to pay all of ERHC's future costs in respect of petroleum operations in Block 3. Addax Sub is entitled to 100% of ERHC’s allocation of cost plus up to 50% of ERHC’s allocation of profit until Addax Sub recovers 100% of ERHC's costs.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited ("Addax Ltd.") leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC's future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC's allocation of cost plus up to 50% of ERHC’s allocation of profit until they recover 100% of ERHC's costs and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those interest costs are covered by production.

Related to the sale of the participating interest in Block 2 to Sinopec, ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company (“Feltang”) that was responsible to ERHC for obtaining Sinopec’s participation in Block 2. ERHC also will issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at a fixed exercise price of $0.355 per share. The common stock was valued at $4,803,750 based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement.

Our business strategy is to enter into agreements to exploit the Company’s interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

Current Business Operations

ERHC’s operations are currently focused on the Gulf of Guinea, off the coast of central West Africa. ERHC believes this region has the possibility of significant oil reserves and has worked to realize the value of the assets it has acquired in this region.  The Company’s current operations include those below, details of which can be found at the link:http://www.erhc.com/en/cms/?169

JDZ - ERHC has interests in six of the nine Blocks in the JDZ, a 34,548 square kilometer area approximately 200 kilometers off the coastline of Nigeria and São Tomé & Principe that is adjacent to several large petroleum discovery areas.

EEZ - The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.  These rights were granted in a May 21, 2001 Memorandum of Agreement made between the Democratic Republic of Sao Tome and Principe (DRSTP) and the Company. The Company’s rights in the EEZ expire on October 1, 2024 or, or if the company has a producing working interest in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

Operations in the JDZ

ERHC has interests in six of the nine Blocks in the JDZ, as follow

•	JDZ Block 2: 22.0% Working interest percentage
•	JDZ Block 3: 10.0% Working interest percentage
•	JDZ Block 4: 26.7% Working interest percentage (subject to transfer of 7.2% to Addax )
•	JDZ Block 5: 15.0% Working interest percentage
•	JDZ Block 6: 15.0% Working interest percentage
•	JDZ Block 9: 20.0% Working interest percentage

The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues.

In early 2008, Addax Petroleum, an experienced exploration and production company that has participation agreements with ERHC in JDZ Blocks 2, 3 and 4, and is the operator of JDZ Block 4 publicly disclosed seismic images and maps showcasing the prospectivity of its JDZ interests.  This seismic was compiled by Geco-Prakla (now WesternGeco) in 1999 when WesternGeco shot a 2D seismic survey of approximately 5,900km covering the major part of the JDZ. Interpretation carried out by WesternGeco has led to the identification of 56 prospective structures within Blocks 1 to 9 in the JDZ, of which 17 were defined as prospects and 39 as leads. WesternGeco used reservoir parameters similar to those known from nearby fields in Nigeria and Equatorial Guinea. Combined recoverable reserves potential of the 17 prospects was estimated by WesternGeco. The scope of the WesternGeco report was to interpret and map seismic data, highlight prospectivity, and calculate volumetrics.

The estimate of "recoverable reserves potential" based on WesternGeco's report, which interpreted and mapped seismic data, highlighted prospectivity and calculated volumetrics, was not based on any attempt to comply with the SEC definition of reserves and, accordingly the estimate of recoverable reserves potential is not presented. ERHC Energy has access to the data compiled by WesternGeco under the terms of a data use license with WesternGeco.

Operations in JDZ Block 4

ERHC's consortium partner Addax Petroleum is the operator of JDZ Block 4. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 4. Addax has secured Joint Development Authority approval to explore the Kina Prospect. Drilling equipment has been ordered. Earlier in 2007, Addax and Sinopec jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Operations in JDZ Block 3

Anadarko Petroleum is the operator of JDZ Block 3. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 3. On August 8, 2007, Anadarko presented the initial proposals for exploration well locations for the Block. The Joint Development Authority has approved drilling at the Lemba Prospect and Anadarko has ordered drilling equipment.

Operations in JDZ Block 2

ERHC's consortium partner Sinopec Corp. is the operator in JDZ Block 2. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 2. The Joint Development Authority has approved drilling at the Tome Prospect. In 2007, Sinopec and Addax jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham deepwater drillship, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Background of the JDZ

In the spring of 2001, the governments of São Tomé & Principe and Nigeria reached an agreement over a long-standing maritime border dispute. Under the terms of the agreement, the two established the Joint Development Zone to govern commercial activities within the disputed boundaries. The JDZ is administered by a Joint Development Authority (JDA) which oversees all future exploration and development activities in the JDZ. The remaining claimed territorial waters of São Tomé & Principe are known as the Exclusive Economic Zone (EEZ). Revenues derived from the JDZ will be shared 60/40 between the governments of Nigeria and São Tomé & Principe, respectively.

Background of the EEZ

The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in São Tomé & Principe’s Exclusive Economic Zone (EEZ). ERHC’s rights include the following:

•	The right to receive up to two blocks of ERHC’s choice; and
•	The option to acquire up to a 15 percent paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of São Tomé that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea. Ocean water depths around the two islands exceed 5,000 feet, depths that have only become feasible for oil production over the past few years; however, oil and gas are produced in the neighboring countries of Nigeria, Equatorial Guinea, Gabon and Congo. The African coast is less than 400 nautical miles offshore, which means the exclusive economic zones of the concerned countries overlap.

The following chart  represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

Particulars of Participating Agreements

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
2 March 2006
1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns  28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.

Consideration from Sinopec to to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and  Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs

JDZ Block 3 Participation Agreement
Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns  15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.
Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

JDZ Block 4 Participation Agreement
Date	Parties	Key Terms
17 November 2005[1]	1. ERHC Energy Inc 2a. Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC shall assign 33.3%[2] of participating interest to Addax Petroleum  Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 26.7% participating interest).

Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax  recovers 100% of the carried costs

1 By an Amendment to the Participation Agreement dated  February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3% .  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.

2 See the immediately preceding footnote.

Current Plans for Income Generation

The Company is currently focused on exploiting its interests in Blocks 5, 6 and 9 but no current sources of income other than interest income from cash investments that it purchased with funds generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot currently be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future revenue; however, the Company has no formal plans to derive income from sources other than the sale of participation interests in additional Blocks or through income generated from successful development of its interests under existing participation

Government Regulation

In the event the Company begins activities relating to the exploration and exploitation of hydrocarbons, it will be required to make the necessary expenditures to comply with the applicable health and safety, environmental and other regulations.

The oil and gas industry is subject to various types of regulation throughout the world. Legislation affecting the oil and gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous government agencies have issued extensive laws and regulations binding on the oil and gas industry and companies engaged in this industry, some of which carry substantial penalties for failure to comply. Such laws and regulations have a significant impact on oil and gas exploration, production and marketing and midstream activities. These laws and regulations increase the cost of doing business and, consequently, will affect results of operations. Inasmuch as new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws and regulations. However, the Company does not expect that any of these laws and regulations will affect its operations in a manner materially different than they would affect other oil and gas companies of similar size.

Competition

Strong competition exists in all sectors of the oil and gas industry. ERHC competes with other independent oil and gas companies for equipment and personnel required to explore, develop and operate properties. Competition is also prevalent in the marketing of oil, gas and natural gas liquids. Higher recent commodity prices have increased the costs of properties available for acquisition, and there are a greater number of companies with the financial resources to pursue acquisition opportunities. Certain of the Company’s competitors have financial and other resources substantially larger than ours, and they have also established strategic long-term positions and maintain strong governmental relationships in countries in which the Company may seek new entry. As a consequence, ERHC may be at a competitive disadvantage in bidding for drilling rights. In addition, many of the Company’s larger competitors may have a competitive advantage when responding to factors that affect demand for oil and natural gas production, such as changing worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations.

Employees

As of September 30, 2007, the Company had five (5) full-time employees and a consultant who serves as the Corporate Secretary.

Availability of Information

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1934. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at  http://www.sec.gov ..

We also make available, free of charge on or through our Internet website (http://www.erhc.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A.  Risk Factors

You should carefully consider the risks described below before making any investment decision related to the Company’s securities.  The risks and uncertainties described below are not the only ones facing the Company.   Additional risks and uncertainties not presently known or that the Company currently deems immaterial also may impair its business operations.  If any of the following risks actually occur, the Company’s business could be harmed.

The Company has no sources of revenue and a history of losses from operations

The Company’s business is in an early stage of development.  The Company has not generated any operating revenue since its entry into the oil and gas business and has incurred significant operating losses.  The Company has incurred net operating losses of $4,976,765 in fiscal 2007 and $43,118,918 since inception.  The Company had net losses of $1,756,904 in fiscal 2007. The Company had net income of $23,171,536 in fiscal 2006, primarily as a result of entering into production sharing agreements under which it sold various participatory interests.  The Company had net losses of $11,270,478 in fiscal 2005, and $57,993,079 since inception.  The Company expects to incur additional operating losses for the foreseeable future.

The Company has a limited operating history in the oil and gas business

The Company’s operations to date have consisted solely of acquiring rights to working interests in the JDZ and EEZ and entering into production sharing contracts.  The Company will not be the operator with respect to these contracts.  The Company’s future financial results depend primarily on (1) the ability of the Company’s venture partners to provide or obtain sufficient financing to meet their financial commitments in the production sharing contracts, (2) the ability to discover commercial quantities of oil and gas, and (3) the market price for oil and gas. Management cannot predict that the production sharing contracts will result in wells being drilled or if drilled, whether oil and/or gas will be discovered in commercial quantities.

Financing will be needed to fund the financial commitments of the production sharing contracts

While the Company is not required to fund any financial commitments pursuant to the production sharing contracts, project financing will be required to fund exploration activities.  Failure of our venture partners to provide or obtain the necessary financing will preclude the commencement of exploration activities.

The Company may not discover commercially productive reserves in the JDZ or EEZ

The Company’s future success depends on its ability to economically locate oil and gas reserves in commercial quantities in the JDZ and EEZ. There can be no assurance that the Company’s planned projects in the JDZ or EEZ will result in significant, if any, reserves or that the Company will have future success in drilling productive wells.

The Company’s non-operator status limits its control over its oil and gas projects in the JDZ or EEZ

The Company will focus primarily on creating exploration opportunities and forming relationships with oil and gas companies to develop those opportunities in the JDZ or EEZ.  As a result, the Company will have only a limited ability to exercise control over a significant portion of a project’s operations or the associated costs of those operations in the JDZ or EEZ.  The success of a future project is dependent upon a number of factors that are outside the Company’s areas of control. These factors include:

•	the availability of future capital resources to the Company and the other participants to be used for drilling wells;

•	the approval of other participants for the drilling of wells on the projects;

•	the economic conditions at the time of drilling, including the prevailing and anticipated prices for oil and gas; and

•	the availability of deep water drilling rigs.

The Company’s reliance on other project participants and its limited ability to directly control future project costs could have a material adverse effect on its future expected rates of return.

The Company’s success depends on its ability to exploit its limited assets

The Company’s primary assets are rights to working interests in exploration acreage in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company’s operations have been limited to sustaining and managing its rights under these agreements.  The Company’s success depends on its ability to exploit these assets, of which there is no assurance that it  will be successful.

The Company’s competition includes oil and gas conglomerates that have significant advantages over it

The oil and gas industry is highly competitive. Many companies and individuals are engaged in exploring for crude oil and natural gas and acquiring crude oil and natural gas properties, resulting in a high degree of competition for desirable exploratory and producing properties.  The companies with which the Company competes are much larger and have greater financial resources than the Company.

Various factors beyond the Company’s control will affect prices of oil and gas

The availability of a ready market for the Company’s future crude oil and natural gas production depends on numerous factors beyond its control, including the level of consumer demand, the extent of worldwide crude oil and natural gas production, the costs and availability of alternative fuels, the costs and proximity of transportation facilities, regulation by authorities and the costs of complying with applicable environmental regulations.

The Company’s Business Interests Are Located Outside of the United States Which Subjects It to Risks Associated with International Activities.

At September 30, 2007, the Company’s major assets were located outside the United States.  Apart from cash maintained in United States’ financial institutions, the Company’s primary assets are agreements with DRSTP and the JDA, which provide the Company with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in this area pursuant to such agreements may be adversely impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, termination, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on  foreign  subsidiaries)  and  changes  in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be  denominated.  Changes in exchange rates may also adversely affect the Company’s future results of operations and financial condition.

In addition, to the extent the Company engages in operations and activities outside the United States, it is subject to the Foreign Corrupt Practices Act (the “FCPA”) which, among other restrictions, prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect their financial and other transactions with foreign officials.  The FCPA applies to companies, individual directors, officers, employees and agents.  The FCPA also applies to foreign companies and persons taking any act in furtherance of such corrupt payments while in the United States.  Under the FCPA, U.S. companies may also be held liable for actions taken by strategic or local partners or representatives.

The FCPA imposes civil and criminal penalties for violations of its provisions.  Civil penalties may include fines of up to $500,000 per violation, and equitable remedies such as disgorgement of profits causally connected to the violation (including prejudgment interest on such profits) and injunctive relief.  Criminal penalties for violations of the corrupt payments provisions could range up to the greater of $2 million per violation or twice the gross pecuniary gain sought by making the payment, and/or incarceration for up to 5 years per violation.  Moreover, if a director, officer or employee of a company is found to have willfully violated the FCPA books and records provisions, the maximum penalty would be imprisonment for 20 years per violation.  Maximum fines of up to $25 million also may be imposed for willful violations of the books and records provisions by a company.

The SEC and/or the Department of Justice (“DOJ”) could assert that there have been multiple violations of the FCPA, which could lead to multiple fines.  The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of ERHC or its affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations.  Negotiated dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms agreed upon with the SEC and DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring future FCPA compliance.  Other potential consequences could be significant and include suspension or debarment of ERHC’s ability to contract with governmental agencies of the United States and of foreign countries.  Any determination that ERHC has violated the FCPA could result in sanctions that could have a material adverse effect on the Company’s business, prospects, operations, financial condition and cash flow.

The Company is under investigation by the SEC, the DOJ and a U.S. Senate Subcommittee, and the results of these investigations could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Săo Tomé and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.   Please see “Legal Proceedings” for more information.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

These investigations could also result in:

•	third party claims against us, which may include claims for special, indirect, derivative or consequential damages;

•	damage to our business, operations and reputation;

•	loss of, or adverse effect on, cash flow, assets, goodwill, operations and financial condition, business, prospects, profits or business value;

•	adverse consequences on our ability to obtain or continue financing for current or future projects; and/or

•	claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of ERHC.

Continuing negative publicity arising out of these investigations could also adversely affect our business and prospects in the commercial marketplace.  In addition, these investigations have resulted in increased expenses to ERHC, including substantial legal fees and the diversion of management’s attention from its operations and other activities.  If the Company  incurs costs or losses as a result of these matters, it may not have the liquidity or funds to address those costs or losses, in which case such costs or losses could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

Through September 30, 2007, ERHC has incurred substantial costs  in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and documents production costs. These costs have had a significant negative impact on the Company’s cash flows from operations and ERHC expects the use of cash to address these investigations, if continued at current levels could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can currently assess the magnitude of future cash requirement that could result from prolonged investigations or any negative findings that arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into substantial doubt.

The Company’s results of operations are susceptible to general economic conditions

The Company’s revenues and results of operations will be subject to fluctuations based upon the general economic conditions both in the United States and internationally.  If there were to be a general economic downturn or a recession in the oil and gas industry, the Company’s future revenues, the value of its oil and natural gas exploration concession, as well as its ability to exploit its assets could be materially adversely affected.

One shareholder controls approximately 43% of the Company’s outstanding common stock

Chrome Oil Services (“Chrome”) beneficially owns approximately 43% of the outstanding common stock.  As a result, Chrome has the ability to substantially influence, and may effectively control the outcome of corporate actions that require stockholder approval, including the election of directors.  This concentration of ownership may have the effect of delaying or preventing a future change in control of the Company or a liquidity event.

The Company’s stock price is highly volatile

The Company’s common stock is currently traded on the Over-the-Counter Bulletin Board. The market price of the Company’s common stock has experienced fluctuations that are unrelated to its operating performance.  The market price of the common stock has been highly volatile over the last several years.  The Company can provide no assurance that its current price will be maintained.

The Company does not currently pay dividends on its common stock and do not anticipate doing so in the future

The Company has paid no cash dividends on its common stock, and there is no assurance that the Company will achieve sufficient earnings to pay cash dividends on its common stock in the future. The Company intends to retain any earnings to fund its operations.  Therefore, the Company does not anticipate paying any cash dividends on the common stock in the foreseeable future.

The Company’s stock is considered a “penny stock”

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.”  Penny stocks generally are equity securities with a share price of less than $5.00.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules.  The Company’s common stock may be subject to the penny stock rules, and accordingly, investors in the common stock may find it difficult to sell their shares in the future, if at all.

The Company is currently under examination by the Internal Revenue Service

The Internal Revenue Service is currently examining the tax returns for the Company’s 2005 and 2006 tax years.  The Company anticipates that this examination should conclude in the next few months.  If adjustments are found, the Company may be subject to taxes, penalties and interest and these could have a material adverse effect on its operations, financial condition and cash flow.

Item 1B.  Unresolved Staff Comments

None.

Item 2.  Properties

Substantially all of the Company’s properties are in the form of working interest.  The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues. Today, ERHC has interests in Blocks 2, 3, 4, 5, 6, and 9 in the offshore Joint Development Zone (JDZ) of Nigeria and the island nation of Sao Tome and Principe.  ERHC has additional interests in the territorial waters of Sao Tome and Principe, known as the Exclusive Economic Zone (EEZ). The Company’s rights in  the JDZ and in the EEZ expire on October 1, 2024, or if the company has a producing working interests in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

Joint Development Zone

 ERHC has interests in six of the nine Blocks in the Joint Development Zone (JDZ), a 34,548 sq km area approximately 200 km off the coastline of Nigeria and Sao Tome and  Principe that is adjacent to several large petroleum discovery areas. ERHC's rights in the JDZ include:

•	JDZ Block 2: 22.0% Working interest

•	JDZ Block 3: 10.0% Working interest

•	JDZ Block 4: 26.7% Working interest* (subject to transfer of 7.2% to Addax Petroleum)

•	JDZ Block 5: 15.0% Working interest

•	JDZ Block 6: 15.0% Working interest

•	JDZ Block 9: 20.0% Working interest

Sao Tome and  Exclusive Economic Zone

The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.  These rights were granted in a May 21, 2001 Memorandum of Agreement made between the Democratic Republic of Sao Tome and Principe (DRSTP) and the Company. The Company’s rights in the EEZ expire on October 1, 2024 or, or if the company has a producing working interest in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

ERHC’s rights include the following:

•	The right to receive up to two blocks of ERHC’s choice; and

•	The option to acquire up to a 15% paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of Sao Tome that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea.

The Company’s corporate office is located at 5444 Westheimer Road, Suite 1440, Houston, Texas 77056 pursuant to a lease that expires in December 2011.

Item 3.  Legal Proceedings

Subpoenas.  On May 4, 2006, a Federal court search warrant initiated by DOJ was executed on the Company.  The DOJ sought various records including, among other matters, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  Related SEC subpoenas issued on May 9, 2006 and August 29, 2006 also requested a range of documents. ERHC continues to interface with both the DOJ and SEC investigators to respond to the SEC subpoenas and any additional requests for information from the DOJ or SEC.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations to have Godsonic relinquish all of its claims to a 9% interest in Block 4.  The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  ERHC disputes the consideration that Addax should pay to ERHC for the 7.2%.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  ERHC and Addax are currently in arbitration to resolve the issue.  The parties are also exploring mediation as a potential alternative.

Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase an additional 1,500,000 shares of common stock at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002.  The claim was resolved in mediation conducted by the American Arbitration Association by the payment by ERHC of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Item 4.  Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5.  Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market and Related Information

ERHC’s common stock is currently traded on the OTC Bulletin Board under the symbol “ERHE.”  The market for the Company’s common stock is sporadic and highly volatile.  The following table sets forth the closing sales price per share of the common stock for the past two fiscal years.  These prices reflect inter-dealer prices, without retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

Stock Price Highs & Lows

	High	Low
	(per share)
Fiscal Year 2006
First Quarter	$0.41	$0.30
Second Quarter	$0.95	$0.30
Third Quarter	$0.92	$0.40
Fourth Quarter	$0.54	$0.37

Fiscal Year 2007
First Quarter	$0.51	$0.31
Second Quarter	$0.48	$0.33
Third Quarter	$0.42	$0.24
Fourth Quarter	$0.34	$0.20

As of November 30, 2007, there were approximately 2,243 stockholders of record.  The closing price of the common stock as reported on the OTC Bulletin Board on November 30, 2007 was $0.23.  The Company has not paid any dividends during the last two fiscal years and does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance.  This plan was approved at a special meeting of the stockholders of the Company in February 2005.  Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Recent Sales of Unregistered Securities

The Company has sold the following unregistered securities:

•
During the second fiscal quarter of 2007, warrants issued in 2003, with an exercise price of $0.20, were exercised on a cashless basis, which exercise resulted in the issuance of an aggregate of 2,949,587 shares of common stock.

•
During the fourth fiscal quarter of 2007, there were an aggregate of 300,000 shares of common stock due to the Company’s directors for services rendered as more fully disclosed in Item 10, Directors and Executive Officers of the Registrant.

With respect to the sale of the unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.  No sales commissions were paid in connection with these transactions.

Issuer Purchases of Equity Securities

The Company has not repurchased any of its Common Stock.

Item 6. Selected Financial Data

The selected financial data of the Company presented below as of and for each of the five years in the period ended September 30, 2007, has been derived from the audited financial statements of the Company.  The financial statements as of and for the years ended September 30, 2007, 2006 and 2005 have been audited by Malone & Bailey, PC, an independent registered public accounting firm.  The financial statements as of and for the years ended September 30, 2003 and 2004 were audited by another independent registered public accounting firms. The data set forth below should be read in conjunction with the Company’s financial statements, related notes thereto and Management’s Discussion and Analysis of Financial Condition and Plan of Operations, contained elsewhere herein.

	For the Years Ended September 30,
Statements of Operations Data	2007	2006	2005	2004	2003

Operating expenses	$4,976,765	$(24,113,494)	$4,652,459	$2,085,426	$1,944,655
Interest expense	(1,843)	(2,099)	(1,147,248)	(1,671,759)	(1,209227)
Other Income (expense)	1,498,704	1,123,141	278,804	163,797	-
Loss on extinguishment of debt	-	-	(5,749,575)	-	-
Provision for taxes	(1,723,000)	2,063,000	-	-	-
Net income (loss)	(1,756,904)	23,171,536	(11,270,478)	(3,593,388)	(3153882)
Net income (loss) per share – basic and diluted	0.00	0.03	(0.02)	(0.01)	(0.01)
Weighted average shares of common stock outstanding	720,966,165	712,063,980	671,164,058	592,603,441	567,788,483

	As of September 30,
Balance Sheets Data	2007	2006	2005	2004	2003

DRSTP Concession fee	$2,839,500	$2,839,500	$5,679,000	$5,679,000	$5,679,000
Total assets	39,854,641	45,878,249	6,720,210	5,728,556	5,735,744
Total liabilities	5,947,982	10,390,126	2,799,011	14,757,208	16,283,506
Shareholders' equity (deficit)	33,906,659	35,488,123	3,941,199	(9,028,652)	(10,547,762)

Item 7.  Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Introduction

The following discussion and analysis presents management’s perspective of our business, financial condition and overall performance. This information is intended to provide investors with an understanding of our past performance, current financial condition and outlook for the future. You must read the following discussion of the results of the operations and financial condition of the Company in conjunction with its financial statements, including the notes thereto included in this Form 10-K filing.  The Company’s historical results are not necessarily an indication of trends in operating results for any future period.

Reference is made to “Item 6. Selected Financial Data” and “Item 8. Financial Statements and Supplementary Data.”

Overview of Business

ERHC reports as a development stage enterprise as there are currently no significant operations and no revenue has been generated from business activities.  The Company was incorporated in 1986 as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas Company.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the JDZ and the EEZ.  The Company has entered into production sharing agreements with upstream oil and gas companies in these JDZ Blocks to assist the Company in exploring its assets in the JDZ.  The technical and operation expertise in conducting exploration operations will be provided by participating in the Company’s interest oil and gas companies.  The Company is also exploring opportunities in other areas of the energy industry

State of Participation Interests

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).
(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.
(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.
(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.
(5)	No contracts have been entered into as of the date hereof.
(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

Particulars of Participating Agreements

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
2 March 2006
1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns  28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.

Consideration from Sinopec to to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and  Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs

JDZ Block 3 Participation Agreement
Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns  15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.

Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

JDZ Block 4 Participation Agreement
Date	Parties	Key Terms
17 November 2005[1]	1. ERHC Energy Inc 2a. Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC shall assign 33.3%[2] of participating interest to Addax Petroleum  Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 26.7% participating interest).

Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax  recovers 100% of the carried costs

3 By an Amendment to the Participation Agreement dated  February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3% .  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.
4 See the immediately preceding footnote.

Current Plans for Income Generation

The Company is currently focused on exploiting its interests in Blocks 5, 6 and 9 but no current sources of income other than interest income from cash investments that it purchased with funds generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot currently be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future revenue; however, the Company has no formal plans to derive income from sources other than the sale of participation interests in additional Blocks or through income generated from successful development of its interests under existing participation

Critical Accounting Policies

The Company has identified the policies below as critical to its business operations and the understanding of its results of operations.  The impact and any associated risks related to these policies on the Company’s business operations are discussed throughout this section where such policies affect the Company’s reported and expected financial results.  Management’s preparation of this Annual Report on Form 10-K requires it to make estimates and assumptions that affect the reported amount of assets and liabilities, and that effect the disclosure of contingent assets and liabilities.  There is no assurance that actual results will not differ from those estimates and assumptions.

Concentration of Risks

The Company’s current focus is to exploit assets consisting of agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  The Company has formed relationships with other oil and gas companies with the technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of Long-lived Assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning the first quarter of fiscal 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on its financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement classification, accounting for interest and penalties and accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the potential impact that adoption of FIN No. 48 would have on its financial statements.

Former Operations - Asset Retirement Obligation

The Company has accrued $485,000 as a liability on the balance sheet relating to the estimated costs on plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas.  The Company acquired a lease in oil fields located in Wichita County, Texas, which was subsequently assigned to a former shareholder.  However, in connection with the lease in Wichita County, the Company may remain liable for certain plugging and abandonment costs, estimated to be approximately $485,000.  The Company uses SFAS No. 143 to account for this obligation.  These properties were abandoned and written off during the year ended September 30, 1999 and the Company believes the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Management reviews this accrual quarterly for any adjustments necessary.  There has been no activity related to this liability in several years, however, management believes that the accrual is appropriate and conservative at this time.

Results of Operations

Year ended September 30, 2007 Compared to Year Ended September 30, 2006

During fiscal 2007, the Company had general and administrative expenses of $4,954,848 compared with $5,979,609 in fiscal 2006.  The decrease results primarily from the grant of stock warrants for our outside consultants valued at $1,145,000 in fiscal 2006 versus employee compensatory stock option expense of $175,440 in fiscal 2007.

During 2007, the Company had a net loss of $1,756,904, compared to a net income of $23,171,536 for fiscal 2006.  The primary reason for the $24,928,440 decrease in net income for the year ended September 30, 2007 was due to a $30,102,250 net gain in fiscal 2006 from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners.

During fiscal 2007 and 2006, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2007 and 2006, the Company relied primarily upon cash generated from the 2006 sale of interests to fund operations.

Year ended September 30, 2006 Compared to Year Ended September 30, 2005

During fiscal 2006, the Company had general and administrative expenses of $5,979,609 compared with $4,645,783 in fiscal 2005.  This increase was primarily attributed to increased legal fees as a result of the Department of Justice investigation.

During 2006, the Company had net income of $23,171,536, compared to a net loss of $11,270,478 for fiscal 2005.  The three primary reasons for the $34,442,014 improvement in net income for the year ended September 30, 2006 were: (i) a $30,102,250 net gain from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners; (ii) a $5,749,575 non-cash loss on extinguishment of debt during fiscal 2005 as the result of the issuance of shares in conjunction with a conversion of debt to common stock; and (iii) fiscal 2006 income tax expense of $2,063,000.

During fiscal 2006, the Company entered into production sharing agreements in Blocks 2, 3 and 4 under which they sold various participating interests for total cash proceeds of $45,900,000 which resulted in net cash provided by investing activities of $45,896,876, compared with net cash used by investing activities of $24,277 for fiscal 2005.

During fiscal 2006 and 2005, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2006, the Company relied primarily upon cash generated from the sale of interests to fund operations and in fiscal 2005, the Company relied on borrowings funded from its line of credit as well as the sale of common stock.

Liquidity and Capital Resources

As of September 30, 2007, the Company had working capital of $31,002,664.  The Company believes that it has sufficient liquidity to meet working capital requirements for fiscal 2008.  .

Through September 30, 2007, ERHC has incurred substantial costs in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and documents production costs. These costs have had a significant negative impact on the Company’s cash flows from operations and ERHC expects the use of cash to address these investigations, if continued at current levels could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can currently assess the magnitude of future cash requirement that could result from prolonged investigations or any negative findings that arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into substantial doubt.

Off-Balance Sheet Arrangements

As of September 30, 2007, the Company does not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table provides information at September 30, 2007, about the Company’s contractual obligations and commercial commitments.  The table presents contractual obligation by due dates and related contractual commitments by expiration dates.

Contractual Obligations	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 Years

Convertible debt (1)	$33,513	$33,513	$-	$-	$-
Operating lease (2)	454,920	107,040	321,120	26,760	-

Total	$488,433	$140,553	$321,120	$26,760	$-

(1)	This represents a convertible note to Joseph Charles and Associates, for which the Company has been unable to locate the payee.

(2)	Lease obligations consist of operating lease for office space. Office lease represent non-cancelable leases for office space used in our daily operations.

Contingencies and Legal Matters

For a detailed discussion of contingencies and legal matters, see “Item 3. Legal Proceedings”.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk

The Company’s current focus is to exploit its primary assets, which are rights to working interest in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company intends to continue to form relationships with other oil and gas companies with technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

At September 30, 2007, all of the Company's operations were located outside the United States.  The Company’s primary asset are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in the agreements in this area may be impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be denominated.  As well, changes in exchange rates may adversely affect the Company's future results of operations and financial condition.

Market risks relating to the Company’s operations result primarily from changes in interest rates as well as credit risk concentrations.  The Company’s interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of its indebtedness is at fixed rates.

The Company holds no derivative financial or commodity instruments, nor does it engage in any foreign currency denominated transactions.

Item 8.  Financial Statements and Supplementary Data

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Reports of Independent Public Accounting Firm:

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of September 30, 2007	21

Report of Independent Registered Public Accounting Firm on the Financial Statements for the Years ended September 30, 2007 and 2006	22

Consolidated Financial Statements:

Consolidated Balance Sheets as of September 30, 2007 and 2006	23

Consolidated Statements of Operations for the Years Ended September 30, 2007, 2006 and 2005, and for the period from inception, September 5, 1995, to September 30, 2007	24

Consolidated Statements of Shareholders' Equity (Deficit) for the period from inception, September 5, 1995, to September 30, 2007	25

Consolidated Statements of Cash Flows for the Years Ended September 30, 2007, 2006 and 2005, and for the period from inception, September 5, 1995, to September 30, 2007	36

Notes to Consolidated Financial Statements	38

Financial Statement Schedules:

None

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the internal control of ERHC Energy Inc. over its financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ERHC Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ERHC Energy Inc. as of September 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three years then ended, and our reports dated December 7, 2007 expressed an unqualified opinion on those consolidated financial statements.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 7, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of ERHC Energy Inc., a corporation in the development stage, as of September 30, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the three years then ended.  These financial statements are the responsibility of ERHC’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ERHC as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ERHC’s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 7, 2007 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 7, 2007

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED BALANCE SHEETS
September 30, 2007 and 2006

	2007	2006

ASSETS
Current assets:
Cash	$34,721,933	$40,991,114
Prepaid expenses and other current assets	179,955	1,073,031
Income tax refundable	1,568,758	-
Deferred tax asset – current	480,000	480,000

Total current assets	36,950,646	42,544,145

DRSTP concession fee	2,839,500	2,839,500
Furniture and equipment, net	64,495	14,604
Deferred tax asset	-	480,000

Total assets	$39,854,641	$45,878,249

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$5,183,979	$6,784,004
Accounts payable and accrued liabilities, related parties	238,614	69,439
Accrued interest	6,876	5,023
Federal income taxes payable	-	3,013,147
Asset retirement obligation	485,000	485,000
Convertible debt	33,513	33,513

Total current liabilities	5,947,982	10,390,126

Commitments and contingencies	-	-

Shareholders' equity:
Preferred stock, par value $0.0001; authorized 10,000,000; none issued and outstanding	-	-
Common stock, par value $0.0001; authorized 950,000,000 shares; issued and outstanding 721,938,550 and 718,988,982 at September 30, 2007 and 2006, respectively	72,193	71,899
Additional paid-in capital	91,827,545	91,652,399
Deficits accumulated in the development stage	(57,993,079)	(56,236,175)

Total shareholders’ equity	33,906,659	35,488,123

Total liabilities and shareholders' equity	$39,854,641	$45,878,249

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to
				September 30,
	2005	2006	2007	2007
				(Unaudited)
Operating costs and expenses:
General and administrative Expenses	$4,645,783	$5,979,609	$4,954,848	$64,093,110
Depreciation, depletion and amortization	6,676	9,147	21,917	1,385,930
Gain from sale of partial interest in DRSTP Concession	-	(30,102,250)	-	(30,102,250)
Write-offs and abandonments	-	-	-	7,742,128

(Loss) gain from operations	(4,652,459)	24,113,494	(4,976,765)	(43,118,918)

Other income and (expenses):
Interest income	26,494	1,123,141	1,998,704	3,148,339
Gain (loss) from settlements	252,310	-	(500,000)	(247,690)
Other income	-	-	-	439,827
Interest expense	(1,147,248)	(2,099)	(1,843)	(12,125,062)
Loss on extinguishment of debt	(5,749,575)	-	-	(5,749,575)

Total other income and expenses, net	(6,618,019)	1,121,042	1,496,861	(14,534,161)

Income (loss) before benefit (provision) for income taxes	(11,270,478)	25,234,536	(3,479,904)	(57,653,079)

Benefit (provision) for income taxes
Current	-	(3,023,000)	1,243,000	(1,780,000)
Deferred	-	960,000	480,000	1,440,000

Total benefit (provision) for income taxes	-	(2,063,000)	1,723,000	(340,000)

Net income (loss)	$(11,270,478)	$23,171,536	$(1,756,904)	$(57,993,079)

Net income (loss) per common shares Basic and diluted	$(0.02)	$0.03	$0.00

Weighted average number of common shares outstanding -
Basic	671,164,058	712,063,980	720,966,165
Diluted	671,164,058	717,410,403	720,966,165

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 5, 1995	-	$-	$-	$-	$-	$-	$-

Common stock issued for cash	884,407	88	-	-	-	-	88

Common stock issued for Services	755,043	76	499,924	-	-	(500,000)	-
Net loss	-	-	-	(3,404)	-	-	(3,404)
Balance at September 30, 1995	1,639,450	164	499,924	(3,404)	-	(500,000)	(3,316)

Common stock issued for cash, net of expenses	361,330	36	124,851	-	-	-	124,887
Common stock issued for
Services	138,277	14	528,263	-	-	-	528,277
Common stock issued for Equipment	744,000	74	3,719,926	-	-	-	3,720,000
Effect of reverse merger	1,578,470	158	(243,488)	-	-	-	(243,330)
Amortization of deferred compensation	-	-	-	-	-	72,500	72,500
Net loss	-	-	-	(728,748)	-	-	(728,748)

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

Common stock issued for cash	2,222,171	222	1,977,357	-	(913,300)	-	1,064,279
Common stock issued for services	9,127,981	913	12,430,725	-	-	-	12,431,638
Common stock issued for oil and gas leases and properties	500,000	50	515,575	-	-	-	515,625
Common stock issued for Chevron contract	3,000,000	300	-	-	-	-	300
Common stock issued for BAPCO acquisition	4,000,000	400	499,600	-	-	-	500,000
Contributed	(100,000)	(10)	(99,990)	-	-	-	(100,000)
Amortization of deferred compensation	-	-	-	-	-	177,500	177,500
Net loss	-	-	-	(16,913,052)	-	-	(16,913,052)

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

Common stock and warrants issued for cash	1,124,872	113	972,682	-	-	-	972,795
Common stock issued for services	1,020,320	102	1,526,878	-	-	-	1,526,980
Common stock issued for Uinta acquisition	1,000,000	100	1,999,900	-	-	-	2,000,000
Common stock issued for Nueces acquisition	50,000	5	148,745	-	-	-	148,750
Common stock issued for accounts payable	491,646	49	337,958	-	-	-	338,007
Beneficial conversion feature associated with convertible debt	-	-	1,387,500	-	-	-	1,387,500
Receipt of subscription receivable	-	-	-	-	913,300	-	913,300
Option fee and penalty	299,536	30	219,193	-	-	-	219,223
Common stock issued for building equity	24,000	2	69,998	-	-	-	70,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(11,579,024)	-	-	(11,579,024)

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)
The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)

Common stock issued for cash	397,040,000	39,704	2,062,296	-	-	-	2,102,000
Common stock issued for services	7,169,000	717	1,034,185	-	-	-	1,034,902
Common stock issued for Uinta settlement	7,780,653	778	2,541,161	-	-	-	2,541,939
Common stock surrendered in BAPCO settlement	(7,744,000)	(774)	(2,709,626)	-	-	-	(2,710,400)
Common stock issued for accounts payable, debt,accrued interest and penalties	42,334,767	4,233	6,768,054	-	-	-	6,772,287
Common stock issued for officer's salary and bonuses	10,580,000	1,058	4,723,942	-	-	-	4,725,000
Common stock issued for shareholder loans and accrued interest payable	3,939,505	394	771,318	-	-	-	771,712
Reclassification of common stock previously presented as a liability	750,000	75	1,499,925	-	-	-	1,500,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(19,727,835)	-	-	(19,727,835)

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	$-	$-	$(5,596,304)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	$-	$-	$(5,596,304)

Common stock issued for con -version of debt and payment of accrued interest and penalties	7,607,092	761	295,120	-	-	-	295,881
Net loss	-	-	-	(1,958,880)	-	-	(1,958,880)

Balance at September 30, 2000	496,679,070	49,668	43,601,972	(50,910,943)	-	-	(7,259,303)

Common stock issued for services	37,000,000	3,700	1,846,300	-	-	-	1,850,000
Net loss	-	-	-	(6,394,810)	-	-	(6,394,810)

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)

Common stock issued for cash net of expenses	4,000,000	400	643,100	-		-	643,500
Common stock issued for services	3,475,000	348	527,652	-	-	-	528,000
Common stock issued for accounts payable	4,407,495	440	817,757	-	-	-	818,197
Common stock issued for con -version of debt and pay-ment of accrued interest And penalties	7,707,456	771	1,540,721	-	-	-	1,541,492
Common stock issued for officer's salary and bonuses	2,700,000	270	289,730	-	-	-	290,000
Net loss	-	-	-	(4,084,210)	-	-	(4,084,210)

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

Common stock issued for cash, net of expenses	9,440,000	944	1,071,556	-	-	-	1,072,500
Common stock issued for accounts payable	1,527,986	153	177,663	-	-	-	177,816
Common stock issued for con -version of debt and payment of accrued interest	17,114,740	1,711	3,421,227	-	-	-	3,422,938
Net loss	-	-	-	(3,153,882)	-	-	(3,153,882)

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

Common stock issued for cash, net of expenses	3,231,940	323	974,677	-	-	-	975,000
Common stock issued for accounts payable	1,458,514	146	533,102	-	-	-	533,248
Common stock issued for con -version of debt and payment of accrued interest	11,185,052	1,119	2,236,093	-	-	-	2,237,212
Common stock issued for proceeds received in 2003	1,000,000	100	(100)	-	-	-	-
Beneficial conversion feature associated with the con-vertible line of credit	-	-	1,058,912	-	-	-	1,058,912
Options issued to employee	-	-	765,000	-	-	(765,000)	-
Amortization of deferred compensation	-	-	-	-	-	308,126	308,126
Common stock issued for cash Less exercise of options And/or warrants	247,882	25	(25)	-	-	-	-
Net loss	-	-	-	(3,593,388)	-	-	(3,593,388)

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

Common stock issued for accounts payable	735,000	73	359,716	-	-	-	359,789
Common stock issued for con -version of debt and payment of accrued interest	107,819,727	10,782	22,678,054	-	-	-	22,688,836
Common stock issued in settle-ment of lawsuits	595,000	59	394,391	-	-	-	394,450
Variable accounting for repriced employee stock options	-	-	300,000	-	-	(300,000)	-
Beneficial conversion feature associated with the con-vertible line of credit			347,517				347,517
Amortization of deferred compensation	-	-	-	-	-	449,737	449,737
Common stock issued for cash Less exercise of options And/or warrants	587,364	59	(59)	-	-	-	-
Net loss	-	-	-	(11,270,478)	-		(11,270,478)

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

Variable accounting for repriced employee stock options	-	-	(60,660)	-	-	-	(60,660)
Issuance of warrants for success fee	-	-	5,154,500	-	-	-	5,154,500
Issuance of options as comp-ensation to consultants	-	-	1,145,000	-	-	-	1,145,000
Common stock issued upon exercise of warrants	800,000	80	159,920	-	-	-	160,000
Amortization of deferred Compensation	-	-	(307,137)	-	-	307,137	-
Common stock issued for board compensation	4,665,000	467	1,976,081	-	-	-	1,976,548
Common stock issued for cash Less exercise of options And/or warrants	2,611,756	261	(261)	-	-	-	-
Net income	-	-	-	23,171,536	-	-	23,171,536

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

Accounting for employee stock options	-	-	175,440	-	-	-	175,440
Common stock issued for cash Less exercise of options And/or warrants	2,949,568	294	(294)	-	-	-	-
Net income	-	-	-	(1,756,904)	-	-	(1,756,904)

Balance at September 30, 2007	721,938,550	$72,193	$91,827,545	$(57,993,079)	$-	$-	$33,906,659

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to
				September 30,
	2005	2006	2007	2007
				(Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(11,270,478)	$23,171,536	$(1,756,904)	$(57,993,079)
Adjustments to reconcile net income (loss) to net cash used by operating activities
Depreciation, depletion and amortization expenses	6,676	9,147	21,917	1,385,930
Write-offs and abandonments	-	-	-	7,742,128
Deferred income taxes	-	(960,000)	480,000	(480,000)
Compensatory stock options	-	1,084,340	175,440	1,259,780
Gain from settlement	(252,310)	-	-	(252,310)
Gain on sale of partial interest in DRSTP concession	-	(30,102,250)	-	(30,102,250)
Amortization of beneficial conversion feature associated with convertible debt	784,348	-	-	2,793,929
Amortization of deferred Compensation	449,737	-	-	1,257,863
Common stock issued for services	-	-	-	20,897,077
Common stock issued for settlements	-	-	-	225,989
Common stock issued for officer Bonuses	-	-	-	5,015,000
Common stock issued for interest and penalties on convertible debt	-	-	-	10,631,768
Common stock issued for board compensation	-	1,976,548	-	1,976,548

Gain (loss) on extinguishment of debt	5,749,575	-	-	5,682,368
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(5,835)	(1,040,938)	893,077	(179,954)
Income tax refundable	-	-	(1,568,758)	(1,568,758)
Accounts payable and other accrued liabilities	324,454	(1,210,546)	(1,598,173)	(2,612,896)
Accrued federal income taxes	-	3,013,147	(3,013,147)	-
Accrued officers' salaries	(76,275)	-	-	-
Accounts payable, and accrued liabilities, related party	2,146,375	(1,995,236)	169,175	238,614
Accrued interest - related party	386,228	-	-	-
Accrued retirement obligation	-	-	-	485,000

Net cash used by operating activities	$(1,757,505)	$(6,054,252)	$(6,197,373)	$(33,597,253)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to
				September 30,
	2005	2006	2007	2007
				(Unaudited)
Cash Flows from Investing Activities
Release of restricted cash	$3,026	$-	$-	$-
Purchase of DRSTP concession	-	-	-	(5,679,000)
Proceeds from sale of partial interest In DRSTP concession	-	45,900,000	-	45,900,000
Purchase of furniture and equipment	(27,303)	(3,124)	(71,808)	(877,200)

Net cash provided (used) by investing Activities	(24,277)	45,896,876	(71,808)	39,343,800

Cash Flows from Financing Activities:
Proceeds from warrants exercised	-	160,000	-	160,000
Proceeds from common stock, net of expenses	-	-	-	6,955,049
Proceeds from related party line of credit	2,750,000	-	-	2,750,000
Proceeds from related party debt	-	-	-	158,700
Proceeds from related party convertible debt	-	-	-	8,207,706
Proceeds from convertible debt	-	-	-	9,019,937
Proceeds from note payable to bank	-	-	-	175,000
Proceeds from shareholder loans	-	-	-	1,845,809
Collection of stock subscription receivable	-	-	-	913,300
Repayment of shareholder loans	-	-	-	(1,020,607)
Repayment of long-term debt	-	-	-	(189,508)

Net cash provided by investing activities	2,750,000	160,000	-	28,975,386

Net increase (decrease) in cash and cash equivalents	968,218	40,002,624	(6,269,181)	34,721,933

Cash and cash equivalents, beginning of period	20,272	988,490	40,991,114	-

Cash and cash equivalents, end of period	$988,490	$40,991,114	$34,721,933	$34,721,933

Supplemental Disclosure of Cash Flow Information
Cash paid for interest expense	$-	$-	$-	$-
Cash paid for income taxes	-	-	2,378,905	-

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended September 30, 2007, 2006 and 2005 and for the Period from Inception,
September 5, 1995, to September 30, 2007

Note 1 – Summary of Significant Accounting Policies

General Business and Nature of Operations

ERHC Energy Inc. is an independent oil and gas company that reports as a development stage enterprise because there are currently no significant operations and no revenue has been generated from business activities.  ERHC was formed in 1986, as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas company.  ERHC’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP”) and the Federal Republic of Nigeria (“FRN”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”).  The Company has formed relationships with upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ as further described in Note 4.  ERHC currently has no other operations.

Consolidated Financial Statements

The consolidated financial statements include the accounts of ERHC and its wholly owned subsidiary, after elimination of all significant inter-company accounts and transactions.

Use of estimates

The consolidated financial statements have been prepared in conformity with U. S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period for the years then ended. Actual results could differ significantly from those estimates.

Cash equivalents

ERHC considers all highly liquid short-term investments with an original maturity of three months or less, when purchased, to be cash equivalents.

Concentration of risks

ERHC primarily transacts its business with three financial institutions. From time to time the amount on deposit in either one of these institutions may exceed the $100,000 federally insured limit.  The balances are maintained in demand accounts to minimize risk.

ERHC’s current focus is to exploit its assets which are agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  ERHC has formed relationships with Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and Addax Energy Nigeria Limited ("Addax Ltd.") to assist ERHC in leveraging its interests in the EEZ and the JDZ. ERHC currently has no other operations.

Successful efforts

ERHC uses the successful efforts method of accounting for oil and gas producing activities.  Under this method, acquisition costs for proved and unproved properties are capitalized when incurred.  Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, are expensed.  Development costs, including the costs to drill and equip development wells, and successful exploratory drilling costs to locate proved reserves are capitalized. Exploratory drilling costs are capitalized when incurred pending the determination of whether a well has found proved reserves.  A determination of whether a well has found proved reserves is made shortly after drilling is completed. The determination is based on a process that relies on interpretations of available geologic, geophysic, and engineering data.  If a well is determined to be successful, the capitalized drilling costs will be reclassified as part of the cost of the well.  If a well is determined to be unsuccessful, the capitalized drilling costs will be charged to expense in the period the determination is made.  If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and ii) drilling of the additional exploratory wells is under way or firmly planned for the near future.  If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense.

In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well is not carried as an asset for more than one year following completion of drilling.  If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense.  Its costs can, however, continue to be capitalized if sufficient quantities of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made in assessing the reserves and the well's economic and operating feasibility.

The impairment of unamortized capital costs is measured at a lease level and is reduced to fair value if it is determined that the sum of expected future net cash flows is less than the net book value. ERHC determines if impairment has occurred through either adverse changes or as a result of the annual review of all fields.

Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method using proved developed and proved reserves, respectively. The costs of unproved oil and gas properties are generally combined and impaired over a period that is based on the average holding period for such properties and the Company's experience of successful drilling.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of long-lived assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

Income taxes

ERHC accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 - “ Accounting for Income Taxes, ” which provides for an asset and liability approach in accounting for income taxes.  Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period.  Diluted income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding, after giving effect to potentially dilutive common share equivalents outstanding during the period.  Potentially dilutive common share equivalents are not included in the computation of diluted  income (loss) per share if they are anti-dilutive.  Diluted income (loss) per common share is the same as basic for all periods presented because the effect of potentially dilutive common shares arising from outstanding stock warrants and options was anti-dilutive.  For the year ended September 30, 2006, the potentially dilutive common shares from stock options and warrants were 5,346,423.  If all convertible debt instruments, including accrued interest were to be considered, an additional 192,680 common shares for the year ended September 30, 2006 may have been dilutive depending on the results of operations. For the year ended September 30, 2007 and 2005, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Stock-based compensation

On October 1, 2005, ERHC began  recording  compensation  expense associated  with  stock  options  and  other  forms of  equity  compensation  in accordance with Statement of Financial  Accounting  Standards No. 123R, Share-Based  Payment,  as interpreted by SEC Staff Accounting  Bulletin No. 107. Prior to October 1, 2005, ERHC had accounted for stock options  according to the  provisions  of  Accounting  Principles  Board  Opinion  No. 25, Accounting  for Stock  Issued to  Employees,  and related  interpretations,  and therefore no related  compensation  expense was recorded for awards granted with no intrinsic  value.  ERHC adopted the modified  prospective  transition method   provided  for  under  SFAS No. 123R, and consequently, has  not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options  recognized in the first quarter of Fiscal 2006  includes:  1) quarterly  amortization  related to the  remaining unvested  portion of all stock option  awards granted prior to October 1, 2005, based on the grant date fair value  estimated  in  accordance  with the original provisions of SFAS No. 123; and 2) quarterly  amortization  related to all stock option awards granted  subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for ERHC beginning the first quarter of fiscal 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on our financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement classification, accounting for interest and penalties and accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the potential impact that adoption of FIN No. 48 would have on its financial statements.

Reclassifications

During the year ended September 30, 2005, ERHC corrected a 1,222,153 understatement in the number of shares of common stock outstanding that has consistently existed for many years. The shares were issued at a time when the stock had no significant value and, accordingly, the correction of outstanding shares resulted in a $122 increase in common stock and a corresponding decrease in additional paid-in capital. All periods presented have been corrected to include these additional shares.

Certain prior year amounts have been reclassified to conform to the current year presentation

Note 2 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of September 30, 2007 and 2006:

	2007	2006

Accrued success fee	$-	$1,500,000
Accrued stock payable – success fee	4,803,750	4,803,750
Accrued settlement payable	-	175,000
Accounts payable	380,228	305,254

	$5,183,978	$6,784,004

Note 3 – Revision to Financial Statements

ERHC had revised its financial statements to report as a development stage company for the year ended September 30, 2006.  Accordingly, the statements of operations, stockholders’ equity and cash flows include inception to date amounts.  The consolidated statements of stockholders’ equity of the Company for the years ended from inception (September 5, 1995) through September 30, 1998 were audited by other auditors who are no longer members of the Public Company Accounting Oversight Board and whose reports for each of the years ended from inception (September 5, 1995) through September 30, 1998 expressed an unqualified opinion on those statements.

Note 4 - Sao Tome Concession

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

(6)
Includes the 9% reclaimed by ERHC from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for the block.

On April 28, 2005, ERHC and its then consortium partner Noble Energy International, Ltd. (“Noble”) entered into a Memorandum of Understanding with Godsonic Oil Company Limited (“Godsonic”), an independent bidder for interest in Block 4. The Memorandum of Understanding stated that if ERHC/Noble received less than a 26% bid-interest award in Block 4. Godsonic would transfer whatever Godsonic received in the Block to ERHC/Noble; on the other hand, if ERHC/Noble received more than a 26% bid-interest award in Block 4 from the JDA,. ERHC/Noble would transfer the excess over 26% to Godsonic.

In June 2005, the JDA awarded ERHC and its then consortium partner Noble a 35% bid interest in Block 4 of the JDZ, in addition to the option interest of 25% which ERHC had exercised in the Block. In October 2005, Noble withdrew from participation in Block 4 and Addax Petroleum (Nigeria Offshore 2) Limited (“Addax”) replaced Noble as ERHC’s consortium partner. By a Letter Agreement of October 24, 2005, ERHC and Addax undertook to transfer a 9% interest, out of the 35% bid interest, to Godsonic subject to Godsonic meeting financial and other conditions. In November 2005, ERHC and Addax entered into a Participation Agreement dated November 17, 2005 (the “Participation Agreement”) whereby ERHC undertook to assign a 42.3% interest (the “Assigned Interest”) in Block 4 to Addax.  Under the Participation Agreement, ERHC’s “Retained Interest” would be 17.7% in Block 4.  The Participation Agreement stated Addax’s cash payment obligations to ERHC to be $18 million, which was paid in February and March 2006.

By an Amendment made on February 23, 2006, ERHC and Addax amended the Participation Agreement so that the Assigned Interest to Addax would be changed to 33.3% while ERHC’s Retained Interest would remain at 17.7%. By another Amendment made on March 14, 2006, ERHC and Addax further amended the Participation Agreement so that the “Assigned Interest” would be 33.3% and ERHC’s “participating interest” would be 26.7%.

On March 15, 2006, an agreement to assign 9% in Block 4 to Godsonic was entered into between ERHC and Godsonic subject to Godsonic meeting stipulated financial and other conditions. By a further Amendment made on April 11, 2006 to the Participation Agreement, ERHC and Addax provisionally agreed that if Godsonic did not meet the obligations on the 9% interest to be transferred to Godsonic and was foreclosed from all claims to the 9% interest, ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  See Note 10.

In July 2007, ERHC acted on behalf of the Addax/ERHC consortium to reclaim Godsonic’s 9% share of JDZ Block 4 because Godsonic failed to meet certain obligations.  Addax claims entitlement under the existing agreements to 7.2% out of the recovered 9%, leaving 1.8% remaining with ERHC.  If finalized, this would increase ERHC’s share of JDZ Block 4 from 17.7% to 19.5%.  ERHC and Addax are amicably exchanging statements in arbitration, to resolve whether or not additional consideration is due to ERHC from Addax for the 7.2% claimed by Addax under the terms of the existing agreements. The parties are also exploring mediation as an alternative to seeing arbitration to conclusion.

Under the Participation Agreement between ERHC and Addax, as variously amended, Addax will serve as operator and pay all of ERHC’s future costs in respect of all petroleum operations in Block 4. Addax is entitled to up to 100% of ERHC’s share of cost oil and 50% of ERHC’s share of profit oil until Addax recovers ERHC’s costs.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited ("Addax Ltd.") leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC's future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC's allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until they recover ERHC's costs and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those costs are covered by production.

ERHC sold various participating interests in Blocks 2, 3 and 4 (as noted above) during 2006 for total cash proceeds of $45,900,000.  Following is an analysis of the sale of the participating interests in blocks 2, 3 and 4.

	Cost	Cash	Success	Gain
	Basis	Proceeds	Fees (1)	Loss

Block 2	$946,500	$20,400,000	$12,958,250	$6,495,250

Block 3	946,500	7,500,000	-	6,553,500

Block 4	946,500	18,000,000	-	17,053,500

Total	$2,839,500	$45,900,000	$12,958,250	$30,102,250

(1) See Note 5

ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

Note 5 - DRSTP Success Fee

ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company that was responsible for obtaining Sinopec’s participation in Block 2.  ERHC also will issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at an exercise price of $0.355 per share.  The common stock was valued at $4,803,750 (included in accounts payable at September 30, 2007 and 2006) based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement. The warrants were valued at $5,154,500 based on a valuation using the Black-Scholes Option Pricing Model and the following assumptions; market price of $0.915, strike price of $0.355, volatility of 115%, interest rate of 4.42%, dividend yield of 0% and expected life of 4 years.

Upon sale of the participation interests, ERHC removed the entire cost of the related blocks due to the uncertainty surrounding their unproved interests.

Note 6 - Convertible Debt

At September 30, 2007 and 2006, ERHC had $33,513 of nonaffiliated convertible debt and $6,876 accrued but unpaid interest outstanding.  At September 30, 2007 and 2006, this note was in default and ERHC was unable to locate the investor.  If the outstanding convertible debt were converted using the conversion price of $0.20 per share, ERHC would be required to issue 201,945 shares of common stock based on an outstanding principal amount of $33,513 and accrued interest of $6,876.

Note 7 - Income Taxes

At September 30, 2007, ERHC had a consolidated net operating loss carry-forward (“NOL”) of approximately $2.7 million.

The composition of deferred tax assets and the related tax effects at September 30, 2007 and September 30, 2006 are as follows:

	2007	2006

Net operating losses	$931,241	$3,410,000
Accrual for asset retirement	164,900	164,900

Total deferred tax assets	1,096,141	3,574,900
Valuation allowance	(616,141)	(2,614,900)

Net deferred tax asset	$480,000	$960,000

The $480,000 deferred tax asset represents the minimum NOL carryback claim from losses in the next year against the year ended September 30, 2006 taxable income should no income be produced in future years.

The difference between the income tax benefit (provision) in the accompanying statement of operations and the amount that would result if the U.S. federal statutory rate of 34% were applied to pre-tax income (loss) for years ended September 30, 2007, 2006 and 2005, is as follows:

	Years Ended September 30,
	2007	2006	2005

Income tax benefit (provision) at federal statutory rate	$1,183,167	$(8,579,742)	$3,831,962
Gain on sale of assets	-	59,243	-
Change in valuation allowance	1,998,759	19,179,493	340,989
Expiration and adjustment of NOL’s	(1,364,518)	(12,266,000)	(1,022,244)
Director’s stock compensation	(30,090)	(44,896)	(627,130)
Consultants stock option expense	(59,650)	(368,676)	-
Accrued interest not paid	-	-	(390,064)
Amortization of deferred compensation	-	-	(152,910)
Loss on extinguishment of debt	-	-	(1,954,856)
State income tax	-	(9,853)	-
Penalties	(3,621)	(31,771)	-
Other	(1,047)	(798)	(25,747)

Income tax benefit (provision)	$1,723,000	$(2,063,000)	$-

Note 8 - Shareholders’ Equity

Common Stock Issued Upon Exercise of Warrants

During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.

During 2006, 3,750,000 warrants were exercised on a cashless basis for 2,611,756 shares of common stock. Also during 2006, 800,000 warrants were exercised at $0.20 per share. ERHC received $160,000.

During 2005, 3,375,000 warrants were exercised on a cashless basis for 587,364 shares of common stock.

Common Stock Issued For Settlement of Accounts Payable

In 2005 and prior years, ERHC issued shares of common stock for settlement of outstanding accounts payable to various creditors. During the year ended September 30, 2005, ERHC issued 735,000 shares of common stock with an aggregate value of $359,789 for payment of accounts payable balances.

Common Stock Issued For Services

During the years ended September 30, 2007, 2006 and 2005, ERHC issued 4,965,000 shares of common stock for payment of director services as follows:  (i) 300,000 shares for 2007 services rendered (these shares were not yet issued by the Company as of the year end and fair value of $88,500 has been accrued in accounts payable and accrued liabilities, related parties); (ii) 325,000 shares for 2006 services rendered (these shares had a fair value of $132,048); (iii) 340,000 shares for 2005 services (these shares had a fair value of $144,500); and (iv) 4,000,000 rendered to the chairman of the board for his long-term history of services to ERHC (these shares had a fair value of $1,700,000).

Common Stock Issued For Conversion of Debt and Payment of Accrued Interest

ERHC has issued shares of common stock for the conversion of convertible debt notes and accrued interest on convertible debt notes.  During the year ended September 30, 2005, non-affiliated note holders converted $1,677,371 of convertible debt and accrued interest into 8,387,062 shares of common stock.  The conversion price was $0.20 per share.  ERHC issued Chrome Energy, an entity controlled by the majority shareholder 14,023,352 shares of common stock, 12,465,202 issued immediately, 623,260 shares issued on the advance of $1,000,000 and the remaining 934,890 shares upon receipt of an additional $1,500,000 available under the working capital line.  In addition, ERHC issued 12,308,359 shares of common stock to satisfy current interest accrued but not paid of $2,461,712.  The shares of common stock to Chrome for entering into the debt restructuring had a fair value of $5,749,575 and have been recorded as a loss on extinguishment of debt in the September 2005 statement of operations.

During the year ended September 30, 2005, ERHC issued 73,100,954 shares of common stock to Chrome for conversion of all of its debt representing $12,634,084 of principal and $158,583 of accrued interest.

During the year ended September 30, 2007 and 2006 there were no shares issued for the conversion of convertible debt.

Common Stock Issued for Settlement of Lawsuits

During the year ended September 30, 2005, ERHC issued 595,000 shares of common stock to settle its lawsuits. The shares issued  had a fair value of $394,450.

Stock Options Issued and Re-Priced

On January 1, 2005, ERHC issued options to purchase a total of 1,750,000 shares of common stock, upon completion of a full year of service to three consultants as part of their initial compensation packages.  These options have an exercise price of $0.20 per share and vested on December 31, 2005.  Fair value of $816,550 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2006, include (1) 4.57% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 115%, and (4) zero expected dividends. These options were exercised, on a cashless basis, during the year ended September 30, 2006, for a total of 1,339,030 shares.

During the year ended September 30, 2005, ERHC modified the exercise price of 3,000,000 options granted to one employee from $0.30 per share to $0.20 per share, which made those options subject to variable plan accounting.  Under variable plan accounting, compensation expense is adjusted for increases or decreases in the fair market value of ERHC’s common stock to the extent that the market value exceeds the new exercise price of the option.  Variable plan accounting is applied to the re-priced options until the options are exercised, forfeited, or expire unexercised.  For the year ended September 30, 2005, ERHC incurred additional expense of $194,737 as a result of an upward change in the fair market value on the underlying common stock.  In January 2006, 1,000,000 of these options were cancelled upon the resignation of the employee and a reduction to expense of $60,660 was recognized in fiscal 2006.  The remaining 2,000,000 options were exercised, on a cashless basis, in June 2006 and 1,272,727 shares were issued.

During the year ended September 30, 2007, the Company issued 1,000,000 options to purchase common stock of the Company to an employee. These options are for a term of three years, have an exercise price of $0.43 and vest over one year. Fair value of $223,900 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2007, include (1) 4.90% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007.

Warrants/Options

Information regarding warrants/options and their respective changes as of and for the fiscal years ended September 30, 2007, 2006 and 2005 are as follows:

	Warrants			Options
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	20,866,940	15,166,940	16,166,940	-	3,000,000	3,000,000
Granted	-	6,500,000	-	1,000,000	-	-
Exercised	(a) (5,625,000)	(b)(800,000)	(c) (1,000,000)	-	(d) (2,000,000)	-
Expired/cancelled	(1,840,000)	-	-	-	(1,000,000)	-

Outstanding, end of year	13,401,940	20,866,940	15,166,940	1,000,000	-	3,000,000

Exercisable	13,401,940	20,866,940	15,166,940	-	-	2,000,000
(a) During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.
(b) During 2006, 800,000 warrants were exercised  at $0.20 per share and proceeds of $160,000 were received.
(c) During 2005, 1,000,000 warrants were exercised on a cashless basis for 587,364 shares of common stock.
(d) During 2006, 2,000,000 options were exercised on a cashless basis for 1,272,727 shares of common stock.

The weighted average option and warrant exercise price information as of and for the fiscal years ended September 30, 2007, 2006 and 2005 is as follows:

	Warrants			Options
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	$0.37	$0.37	$0.36	$-	$-	$0.30
Granted	-	0.36	-	-	-	-
Exercised	0.20	0.20	0.20	-	-	-
Expired/cancelled	(0.50)	-	-	-	-	-

Outstanding, end of year	$0.43	$0.37	$0.37	$-	$-	$0.30

Exercisable	$0.43	$0.37	$0.37	$-	$-	$0.30

Significant warrant groups outstanding at September 30, 2007, and related weighted average exercise price, exercise price range and weighted average remaining contractual life information are as follows:

Grant Grouping	Warrants Outstanding	Weighted Average Exercise Price	Exercise Price Range	Weighted Average Contractual Years

Chrome	2,500,000	$0.25	$0.25	1.27
Common stock purchase	9,731,940	0.41	0.20-0.55	1.13
S-1/S-3 contingent	1,050,000	0.75	0.75	(a)
Other	120,000	3.00	3.00	1.25
(a)These warrants expire 14 months after ERHC files an effective S-1 or S-3 registration statement.

Note 9 - Commitments and Contingencies

Legal Proceedings

DOJ, SEC and U.S. Senate Committee Subpoenas.  On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Săo Tomé and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to all subpoenas.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flows.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  The parties are currently in arbitration to determine whether additional consideration is payable to ERHC under the existing agreements for the 7.2% claimed by Addax.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  The parties are also exploring mediation as a potential alternative to arbitration.

Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase 1,500,000 shares at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002 and mediation conducted by the American Arbitration Association which resulted in the payment of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations over relinquishment by Godsonic of any claims by Godsonic to entitlement to a 9% from the ERHC/Addax bid interest in JDZ Block 4. The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Employment and Consulting Agreements

At September 30, 2004, ERHC had accrued salaries of $723,035, owed to former officers. The amounts and rights claimed by these officers were subject to lawsuits in which ERHC negotiated final settlements in 2005. During 2005, ERHC paid $76,275 and issued 595,000 shares of common stock valued at $394,450 to fully settle these claims and recognized a $252,310 gain in connection with the settlement.

In December 2006, ERHC hired an employee who receives a monthly salary and may receive options for a total of 1,000,000 shares of common stock upon completing one full year of service and attaining management set performance targets.  These options have a cashless exercise provision.

From August 1, 2004 until January 20, 2006, Ali Memon was ERHC’s President and Chief Executive Officer.  Mr. Memon had a three-year employment agreement that originally included a base salary of $150,000 per year. On January 20, 2006, by mutual agreement with the Board of Directors, Ali Memon resigned both positions.   Under Mr. Memon’s employment agreement, ERHC expensed the remaining net salary to be paid with the final payment made in August 2007.

On January 21, 2006, the Board of Directors appointed Walter Brandhuber as Director and Chief Executive Officer. On March 20, 2006, the Board of Directors appointed Franklin Ihekwoaba as Director and Vice President Finance.  On July 24, 2006, both resigned by mutual agreement with the Board of Directors.  The Board of Directors appointed Board Member Nicolae Luca as Interim Chief Executive Officer until a successor is named. Mr. Luca had served as a Non-Executive Director from February 2001.  Mr. Luca currently receives no cash compensation but is reimbursed for related travel and business expenses.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 500,000 shares of common stock upon a full year of service.  The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in April 2006, on a cashless basis, for 388,889 shares.  Either party may terminate this consulting agreement with 30 days notice.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 500,000 shares of common stock upon a full year of service.    The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in March 2006, on a cashless basis, for 387,640 shares.  This agreement was terminated in March 2006.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 750,000 shares of common stock upon a full year of service.  The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in February 2006, on a cashless basis, for 562,500 shares.  This agreement was terminated on January 1, 2006.

During May 2003, ERHC hired an individual for general consulting services, including transaction support and evaluation of geological and seismic data.  The agreement has been revised several times.  The most recent revision became effective on April 1, 2006 and terminated on September 30, 2006.  The consultant’s compensation was $2,000 per month revised from $10,000 per month effective April 2005.  During the years ended September 30, 2006 and 2005 total expense incurred under this consulting agreement was $26,500 and $84,970, respectively.

Operating Lease

ERHC leases office space at 5444 Westheimer Road, Houston, Texas.  The lease for office space expires December 2011.  The monthly base rent payment is $8,920 for approximately 5,200 square feet.  During the years ended September 30, 2007, 2006 and 2005, ERHC incurred lease expense of $107,124, $43,992 and $31,697, respectively.  The future remaining annual lease payments under this lease are as follows:

Year Ending September 30,	Amount

2008	$107,040
2009	107,040
2010	107,040
2011	107,040
2012	26,760

Note 10 – Related Party Transaction

Mr. Emeka Offor resigned, effective August 12, 2007, as the Company’s non-executive Chairman of the Board.  As of September 30, 2007, Mr. Offor, through Chrome Oil Services, Ltd. (“Chrome”) and Chrome Energy, LLC (“Chrome Energy”), beneficially owns approximately 43% of the common stock of the Company.  He has been compensated as a director of the Company as follows:

Year	Cash Compensation	Common Stock Issuances	Value of Common Stock Issuances	Total Compensation
2007	$38,100	60,000	$17,700	$55,800
2006	$48,900	60,000	$24,378	$73,278
2005	$33,300	4,085,000	$1,736,125	$1,769,425

As of September 30, 2007, the Company owes Chrome Energy, an entity controlled by Mr.Offor, $62,314.

Note 11 – Supplemental Disclosure of Cash Flows Information

Following is an analysis of non-cash operating and financing activities and non-cash investing and financing activities for the years ended September 30, 2007, 2006 and 2005.

	2007	2006	2005

Non-cash operating and financing activities:
Stock issued in exchange for:
Accounts payable and accrued liabilities	$-	$-	$359,790
Accrued salaries	-	-	394,450
Accrued interest	-	-	84,852
Accrued interest, related party	-	-	2,620,295

Non-cash investing and financing activities:
Stock issued for conversion of non-related party debt to equity	-	-	1,592,521
Beneficial conversion feature associated with convertible debt	-	-	347,517
Exchange of convertible and non convertible Debt, related party	-	-	10,134,084
Stock issued for conversion of related party Debt to equity	-	-	12,634,084

Note 12 - Quarterly Financial Information (Unaudited)

	For the Year Ended September 30, 2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,334,313	$1,181,541	$1,083,539	$1,377,372
Interest expense	461	461	461	460
Other income	543,632	540,495	457,541	457,036
Gain (loss) on settlements	-	-	(500,000)	-
Benefit (provision) for income tax	269,000	197,000	539,241	717,759
Net income (loss) attributable to common Stockholders	(522,142)	(444,507)	(587,218)	(203,037)
Basic and diluted earnings per share	$-	$-	$-	$-

	For the Year Ended September 30, 2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,232,792	$1,727,524	$1,459,282	$1,569,158
Gain on sale of partial interest in DRSTP concession fee	$	30,102,250	-	-
Interest expense	461	461	461	716
Other income	4,269	27,399	583,269	508,204
Benefit (provision) for income tax	-	(2,340,000)	300,000	(23,000)
Net loss attributable to common stockholders	(1,228,984)	26,061,664	(621,474)	(1,039,670)
Basic and diluted earnings per share	$-	$0.04	$-	$-

	For the Year Ended September 30, 2005
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$643,235	$980,821	$233,704	$2,794,699
Interest expense	1,045,775	100,551	461	461
Other income	-	260,013	10,537	8,254
Loss on extinguishments of debt	5,749,575	-	-	-
Net loss attributable to common stockholders	(7,438,585)	(821,359)	(223,628)	(2,786,906)
Basic and diluted earnings per share	$(0.01)	$-	$-	$-

The sum of the individual quarterly basic and diluted loss per share amounts may not agree with year-to-date basis and diluted loss per share amounts as a result of each period’s computation being based on the weighted average number of common shares outstanding during that period.

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to ERHC Energy, including its consolidated subsidiaries, is made known to the officers who certify ERHC’s financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation, ERHC’s principal executive and principal financial officers have concluded that ERHC’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of September 30, 2007 to ensure that the information required to be disclosed by ERHC in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

ERHC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, which was completed on November 30, 2007,management concluded that the company’s internal control over financial reporting was effective as of September 30, 2008 to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

The effectiveness of ERHC’s internal control over financial reporting as of September 30,  2007 has been audited by Malone & Bailey PC,  an independent registered public accounting firm who audited ERHC’s consolidated financial statements as of and for the year ended September 30,  2007, as stated in their report, which is included under “Item 8. Financial Statements and Supplementary Data.”

Changes in Internal Control Over Financial Reporting

There was no change in ERHC’s internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, ERHC’s internal control over financial reporting.

Item 9B.  Other Information

None.

PART III

Item 10.  Directors and Executive Officers of the Registrant; and Corporate Governance

The following are Directors and Executive Officers of the Company as of November 30, 2007 (1):

Name	Age	Position

Nicolae Luca	48	Interim Chief Executive Officer, and Director
Howard Jeter	60	Director
Andrew Uzoigwe	65	Director
Clement Nwizubo	55	Director
Peter C. Ntephe	41	Corporate Secretary

(1) Sir Emeka Offor served as the non-executive Chairman of the Board and Directors of ERHC from February 2001 but resigned effective August 12, 2007.

Nicolae Luca has served as Interim Chief Executive Officer since July 2006 and has served as a Director since February 2001.  For over five years Mr. Luca also served as the Technical Director for the Nigeria-incorporated entity Chrome Oil Services Limited, (a separate and distinct entity from the Bahamas-incorporated Chrome Oil Services Limited which is the Company’s controlling shareholder).  Mr. Luca has a Bachelor of Science in Mechanical Engineering.

Ambassador (rtd.) Howard F. Jeter has served as a director since April 2005. Ambassador Jeter is a former US State Department Career Minister, is the President and CEO of the Leo H. Sullivan Foundation. For the past two years, he has served as Executive Vice President of GoodWorks International, LLC, an international consulting firm focused on business facilitation and investment promotion for Africa and the Caribbean. A former career diplomat, Ambassador Jeter served for 27 years in the American Foreign Service and retired from the State Department with the rank of career Minister.  Ambassador Jeter was U.S. Ambassador to Nigeria and to the Republic of Botswana, and also served as Deputy Assistant Secretary of State for African Affairs, Director of West African Affairs, and Special Presidential Envoy to Liberia. Other diplomatic postings included Namibia, Lesotho, Tanzania, and Mozambique. Ambassador Jeter holds a BA Degree in Political Science from Morehouse College, a MA in International Relations and Comparative Politics from Columbia University, and a MA in African Studies from UCLA. He is a member of Phi Beta Kappa, the American Foreign Service Association, and the Council on Foreign Relations. Ambassador Jeter is currently Chairman of the U.S. Export-Import Bank’s Advisory Committee on Africa and a member of the Board of Directors of Africare and Africa Action respectively.  Ambassador Jeter has received numerous awards and recognitions for his work and service, including a Presidential Meritorious Award, State Department Superior Honor Awards, Senior Foreign Service Performance Awards, the Rainbow/Push Coalition International Peace and Justice Award, and the prestigious Bennie Trailblazer Award from Morehouse College.

Andrew Uzoigwe has served as a Director since April 2005.  Dr. Uzoigwe started his career with Dow Chemical Company where he held various senior positions in its Walnut Creek Research Center and in its Specialty Chemicals Facility in Pittsburgh, California. He joined the Nigerian National Petroleum Corporation (NNPC) in 1981. During his tenure at NNPC, Dr. Uzoigwe held several senior technical and management positions including Chief Engineer and Project Coordinator (Petrochemicals), Group General Manager (R&D Division), Managing Director of NNPC’s Refining and Petrochemicals subsidiaries. In 1999 he was appointed the Group Executive Director (Exploration & Production) a position he held until he retired from NNPC in 2002. Dr. Uzoigwe has also served in the Governing Boards of Raw Material Research and Development Council, National Management Agency. He has traveled extensively on numerous professional and official assignments on behalf of NNPC and the Nigerian Government. Dr. Uzoigwe is a Registered Professional Mechanical Engineer and a Registered Professional Chemical Engineer in the State of California. He is a fellow of the Nigerian Society of Chemical Engineers and a Fellow of the Polymer Institute of Nigeria. He has BSc (Mechanical Engineering) and Master of Business Administration Degree from University of California at Berkley. He also holds Msc and PhD Degrees in Petroleum and Chemical Engineering from Stanford University California.

Clement Nwizubo has served as Director and Audit Committee Chairman since March 2006.  Mr. Nwizubo is currently President of Clement E. Nwizubo, CPA, PC, a New-York based accounting and management consulting firm, which he founded in 1987.  From 1985 to 1987, he was the Manager of Accounting and Financial Reporting at Primerica Corporation. From 1983 to 1985 he was the Audit Manager of Watson Rice and Company.  Between 1980 and 1983 he worked as a Senior Accountant with Stewart Benjamin and Brown.   Mr. Nwizubo is a Certified Public Accountant, and member of America Institute of Certified Public Accountants (AICPA). He received his BS in Accounting and Business Administration in 1977 from Oneonta State College and an MBA in 1980 from Fordham University.

Peter C. Ntephe has served as Secretary since February 2001.  From 1987 to 1992, Mr. Ntephe worked with Serena David Dokubo and Company, rising to the Head of the Corporate Legal Services Department.  From 1992 to 1999, he was a partner in the law firm of NSW Law and oversaw the firm’s provision of company secretarial services to corporate clients.  From 1999 to 2001, he was Chief Legislative Aide to the Chairman of the Senate Committee for Judiciary and Legal Matters, National Assembly of Nigeria.  Mr. Ntephe has a Bachelors’ and two Masters Degrees in law, the second Masters being a specialization in regulatory issues from the University of London.  He also has a Master of Science degree from the University of Oxford.  Since 2005, Mr. Ntephe has taught Business Law as part of adjunct faculty in the Business School of the American Intercontinental University, London.

All Officers serve at the discretion of the Board of Directors.  There are no family relationships between or among any Executive Officers and Directors.  There are no arrangements or understandings between any Executive Officer or Director and any other person pursuant to which he was or is to be selected as an Executive Officer or Director.

Compensation of Directors

The Company's Directors’ compensation program is designed to enhance the Company's ability to attract and retain highly qualified Directors and to align their interests with the long-term interests of the Company's shareholders. The program consists of both a cash component, designed to compensate independent Directors for their service on the Board and its Committees, and an equity component, designed to align the interests of independent Directors and shareholders.

The number of stock awards granted to each director during the 2007 fiscal year was determined by reference to the director’s cash awards in an equal amount the would yield thirty to fifty percent of total annual compensation to all directors. The Company believes that stock awards will be included as a component of director compensation in future years in total share value similar to awards in fiscal 2007. Stock awards to directors are restricted shares but they include no conditions for vesting.

Cash Compensation - During 2007, the basic annual cash retainer paid to each Director (other than the Board Chairman) was $16,000.  The Board Chairman was paid a basic annual cash retainer of $38,000.  In addition, each Board member is paid a meeting fee of $1,500 per Board meeting attended.

The Chairman of the Audit Committee is paid an annual retainer of $7,500.  The Chairman of the Compensation Committee is paid an annual retainer of $4,250.  The Chairman of the Governance and Nominating Committee is paid an annual retainer of $4,250.  Each member of the Audit Committee is paid an annual retainer of $2,500.  Each member of the Compensation Committee is paid an annual retainer of $2,000.  Each member of the Governance and Nominating Committee is paid an annual retainer of $2,000.  In addition, each Chairman and member of a Committee is paid a meeting fee of $750 per Committee meeting attended.

The following table sets forth information concerning total director compensation during the 2007 fiscal year for each non-employee director:

					Change in
					Pension Value
					and Nonqualified
				Non-Equity	Deferred
	Fees Earned or	Stock	Option	Incentive Plan	Compensation	All Other
	Paid in Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)(1)	($)(2)	($)	($)	($)	($)

Sir Emeka Offor	38,100	17,700	--	--	--	--	55,800
Nicolae Luca	17,500	17,700	--	--	--	--	35,200
Howard Jeter	39,000	17,700	--	--	--	--	56,700
Andrew Uzoigwe	36,750	17,700	--	--	--	--	54,450
Clement Nwizubo	39,500	17,700	--	--	--	--	57,200

(1)
The amounts included in the “Stock Awards” column represent the compensation cost recognized by the Company in 2007 related to non-option awards to directors, computed in accordance with Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R). As of September 30, 2007, no non-employee directors had any aggregate outstanding deferred shares.

(2)
The amounts included in the “Option Awards” column represent the compensation cost recognized by the Company in related to stock option awards to directors, computed in accordance with SFAS No. 123(R). There were no stock option awards to directors in 2007.

No table of the grant date fair value of stock option and deferred share awards made to each non-employee director has been included because no stock option or deferred share awards occurred during 2007.

It is expected that the directors will receive compensation in fiscal 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s Directors and Executive Officers, and persons who own beneficially more than ten percent (10%) of the common stock, to file reports of ownership and changes of ownership with the Securities and Exchange Commission.  Copies of all filed reports are required to be furnished to us.  Based solely on the reports received and the representations of the reporting person, the Company believes that these persons have complied with all applicable filing requirements during the fiscal year ended September 30, 2007.

Corporate Governance

The Board of Directors has adopted a Code of Ethics to govern the conduct of all of the Officers, Directors and employees of the Company.  In addition, the Board has adopted Charters for its Governance and Nominating Committee, Audit Committee and Compensation Committee.  The Code of Ethics and Committee Charters, along with ERHC’s FCPA Policy and Whistleblower Protection Policy, can be accessed on the Company’s website at  www.erhc.com ..

Director Independence

The Company’s Board of Directors is required to have a majority of independent directors and has adopted director independence guidelines based upon and as defined in the NASDAQ listing standards. The Company is not listed on NASDAQ nor is the Company subject to the rules of NASDAQ but applies the rules established by NASDAQ to establish director independence.  The Company’s Board of Directors periodically analyzes the independence of each director and has determined that the following directors meet the standards of independence under our Corporate Governance Guidelines and director independence guidelines, including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment: Messrs. Nwizubo, Jeter and Uzoigwe. No Director is deemed independent unless the Board affirmatively established his/her independence.

Audit Committee

The Company’s Audit Committee is constituted of Messrs. Nwizubo (Chairman), Jeter and Uzoigwe.  The ultimate responsibility for good corporate governance rests with the Board, whose primary role is oversight, counseling and direction to the Company's management in the best long-term interests of the Company and its stockholders. The Audit Committee, in accordance with its charter, has been established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements. As described more fully in its charter, the purpose of the Audit Committee is to assist the Board in its general oversight of the Company's financial reporting, internal controls and audit functions.  Management is responsible for the preparation, presentation and integrity of the Company's financial statements; establishing and applying accounting and financial reporting principles; designing and implementing systems of internal controls; and establishing procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. The Company's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. In accordance with law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. The Audit Committee has the authority to engage its own outside advisers, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisers hired by management. All of the members of the Audit Committee meet the independence and experience requirements of the SEC. The Board of Directors has determined that Mr. Nwizubo qualifies as an “Audit Committee Financial Expert” as defined by the SEC.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are “independent” under applicable rules. The Audit Committee serves a Board-level oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee's members in business, financial and accounting matters. Stockholders should understand that the designation of “an Audit Committee Financial Expert” is an SEC disclosure requirement related to Mr. Nwizubo’s experience and understanding with respect to certain accounting and auditing matters.  The designation does not impose on Mr. Nwizubo’s any duties, obligations or liability greater than generally imposed on them as members of the Audit Committee and the Board, and this designation as an Audit Committee Financial Expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

Item 11.  Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, as well as considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

ERHC’s current business activity is to exploit its assets, which are rights to working interests in exploration acreage in the JDZ between the DRSTP and the FRN and in the EEZ.  Our current business plan is based on attracting and retaining a limited group of highly qualified The development of businesses has led to challenges in attracting and retaining key a significant increase in our employee population. We had 2 employees in 2006 and 4 employees as of September 30, 2007.

At this time in our development, it is critical to retain and motivate our current employees, as well as attract new talented personnel to the Company, in order to continue to work on the implementation of our business plan. We offer a competitive compensation and benefits package to enable us to recruit new employees and retain our current employees. The same benefits are generally available to each of our employees regardless of position.

Compensation Philosophy and Objectives

Our executive compensation program and objectives are based on our need to attract and retain executives with the talent and experience necessary for ERHC to achieve its goal of fully developing its assets. We compete with other large energy companies that have substantially greater resources and enterprise stability than we have and, therefore, we believe that we must provide a total compensation package that our compensation committee believes is competitive in our market place to attract and retain the required executive personnel. In determining a total compensation package, we do not rely on benchmarking to determine total compensation or any material element of compensation. Because we are a developing company, we sometimes use a combination of equity and cash as a compensation incentive. Our compensation and benefits include:

•	a base salary rate typically targeted at a level that is competitive in our market as determined by the Compensation Committee,
•	other equity awards, including equity grants to new hires to attract talented personnel and occasional grants of options/restricted shares to retain our talented employees, and
•	a comprehensive benefits package.

Since 2004, the equity portion of annual incentives has been paid primarily in restricted Company common stock. The incentive amount is generally converted to shares based on the closing price of the Company’s common stock on the date of grant.

Compensation Consultant

Each year, the Compensation Committee, working with independent compensation experts, evaluates the compensation earned by executive officers to assess if it is reasonable and adequate to retain the services of those executive officers and recommends to the Board of Directors appropriate compensation for the Named Executive Officers.  The Board reviews such recommendations and then adopts compensation for the upcoming year.  As the Company grows, it intends to explore more complex procedures for evaluating and fixing compensation for its executive officers.

Role of Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee has the responsibility to review and approve annual compensation, including the competitiveness of the total compensation package, for the Chief Executive Officer, the Technical Vice President and the Chief Financial Officer (collectively, the “Executive Officers”). The Compensation Committee endeavors to provide a compensation package for the Executive Officers that they believe is reasonable and competitive. Generally, the components of compensation provided to our Executive Officers are similar to those provided to our general employee population.

Base salaries, annual incentives and other equity awards for the Executive Officers are customarily proposed to the Compensation Committee by the Chief Executive Officer. The Compensation Committee makes the final determination as to base salaries, annual incentives and equity awards for each of the Executive Officers based on Company performance and executive performance and their understanding of the employment market.

2007 Executive Compensation

Base Salaries

Base salaries for our Executive Officers and other employees are designed to be comparable to like positions in the marketplace from where we recruit. These competitive salaries are proposed by the Compensation Committee based on their familiarity with the current market for employees with similar qualifications.

Equity Awards

Overview

We may grant restricted stock, stock options and other equity-based awards to employees, consultants and non-employee directors under our 2004 Plan. As previously mentioned, our annual grants of equity awards are tied to the achievement of our annual performance objectives. Equity awards are also used for new hire incentives. We do not have a formal policy for the timing of granting equity awards but do not time equity awards to increase the economic value of the award to plan participants.

The Board has authorized the Compensation Committee to act on behalf of the Board in granting equity-based awards, including restricted stock and stock options, to eligible employees and consultants (other than Executive Officers).

We do not currently intend to grant stock options except under limited circumstances, including stock options granted to a director upon his or her initial election to the Board. Under the provisions of the 2004 Plan, stock options cannot be granted at an exercise price of less than the closing price of a share of the Company’s common stock as reported on NASDAQ on the date of grant of such stock options. All equity grants to Executive Officers must be approved by the Compensation Committee or a subcommittee thereof. Stock options granted to members of the Board must be approved by the Compensation Committee.

Retention Plan

In 2007, the Compensation Committee granted stock options to an Executive Officer in an effort to provide an employment incentive and encourage retention through this crucial stage in our operations. The options vest upon completion of one year of service from the grant date. The exercise price of each of the grants was set at the closing price of the Company’s common stock on the date of grant. The Technical Vice President’s grant consisted of 1,000,000 stock options with an exercise price of $0.43. The closing price of the Company’s common stock on December 18, 2007, the date of this grant, was $0.43.

Perquisites

Perquisites are not provided to our officers.

Benefits

We provide the same level of benefits to all of our employees and Executive Officers.

Accounting and Tax Implications

Our 2004 Plan is designed to grant stock awards that are performance-based compensation expense that is fully deductible for federal income tax purposes.. When the awards vest or are otherwise includible in the taxable compensation of the affected executives, we may not be able to recognize current or future tax benefits that may otherwise be available to the Company related to such awards. We began expensing equity awards in 2006 in accordance with FAS 123(R). In general, the accounting rules did not impact the types of equity awards granted to plan participants.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

THE COMPENSATION COMMITTEE

Dr. Andrew Uzoigwe-Chairman
Clement Nwizubo
Ambassador Howard Jeter

SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate compensation awarded to, earned by or paid to the Company’s named executive officers for 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($)	Total ($)
Nicolae Luca Interim Chief Executive Officer	2007 2006	--- ---	— ---	--- ---	— ---	— --	— --	— --	--- ---
James Ledbetter Technical Vice President	2007 2006	191,083 ---	— --	— ---	175,440 ---	— ---	— ---	— ---	366,523 ---
Walter Brandhuber Former Chief Executive Officer	2007 2006	--- 125,000	— --	— ---	— ---	— ---	— ---	— ---	--- 125,000
Ali Memon Former Chief Executive Officer (3)	2007 2006	--- 58,333	— --	— ---	— ---	— ---	— ---	— ---	--- 58,333
Sylvan Odobulu Controller	2007 2006	111,018 9,000	— --	— ---	— ---	— ---	— ---	— ---	111,018 9,000

(1)
In connection with service rendered as a member of our board of directors, Mr. Luca was issued 60,000 shares in each of the years ended September 30, 2007 and 2006. These shares were valued at $17,700 and $24,378 for the years ended September 30, 2007 and 2006, respectively. These values reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended September 30, 2007 and 2006, in accordance with FAS123(R) of awards made pursuant to the 2004 Plan excluding any reduction in value due to potential service-based forfeitures, and thus may include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of these amounts are included in footnote 8 to the Company's audited financial statements for the fiscal year ended September 30, 2007 included in this Annual Report on Form 10-K. Mr. Luca also received cash compensation of $17,500 and $26,250 for service rendered as a member of our board of directors for the years ended September 30, 2007 and 2006, respectively. Mr. Luca received no additional compensation in his roleas Interim Chief Executive Officer and his compensation is described in “Compensation of Directors”.

(2)	ERHC does not provide either a pension plan or a nonqualified deferred compensation plan for any of its employees.

(3)	Pursuant to Mr. Memon’s employment agreement, Mr. Memon exercised on a cashless basis an option to purchase up to 2,000,000 shares of Company common stock in June 2006 and acquired 1,272,727 shares.

(4)
Mr. Ledbetter was issued 1,000,000 stock options at an exercise price of $0.43 per share  on December 18, 2006. The option exercise price is $0.43 per share, the closing price of the Company's common stock on the date of grant. The options vest over a one-year period beginning on the date of grant. Fair value of $22.39 per share or a total of $223,900 was calculated using the Black-Scholes option pricing model. Variables used in this option-pricing model for the year ended September 30, 2007 were (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 in accordance with FAS123(R). .

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the information about grants made to the Company’s named executive officers in 2007 pursuant to the 2004 Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Nicolae Luca (4)		—	—	—	—	—	—	---	—	—	---
James Ledbetter (2)	12/18/2006	—	—	—	—	—	—	—	1,000,000	0.43	223,900
Sylvan Odobulu		—	—	—	—	—	—	—	—	—	—

(1)	The number in this column reflects the rule 144 restricted stock awarded in 2007 pursuant to the 2004 Plan.

(2)
Mr. Ledbetter received this retention grant on December 18, 2006. The option exercise price is $0.43 per share, the closing price of the Company’s common stock on the date of grant. The options vest over a one-year period beginning on the date of grant. Fair value of $22.39 per share or a total of $223,900 was calculated using the Black-Scholes option pricing model. Variables used in this option-pricing model for the year ended September 30, 2007 were (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 in accordance with FAS123R

(3)
Reflects the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007 in accordance with FAS123R of awards made pursuant to the 2005 Plan excluding any reduction in value due to potential service-based forfeitures.

(4)
Mr. Lucas is a director serving on an interim basis as Chief Executive Officer. He received no compensation associated with the position of Interim Chief Executive officer and the grant of common stock associated with his service as a director is described in “Compensation of Directors”.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table reflects all outstanding equity awards held by the Company’s named executive officers as of December 31, 2007.

	Option Awards							Stock Awards
Name	Number ofSecurities Underlying Unexercised Options				Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Exercisable		Unexercisable
Nicolae Luca	—		—		—	—	—	—	—	—	—
James Ledbetter	—	(4)	1,000,000	(4)	—	$0.43	12/18/2008	1,000,000	—	—	—
Sylvan Odobulu	—		—		—	—	—	—	—	—	—

(1)	The closing price of ERHC’s common stock on September 28, 2007 of $0.28 was used in the calculations.
(4)	The options were granted on December 18, 2006 and vest upon the completion of one year of service.

OPTION EXERCISES AND STOCK VESTED

The following table reflects the stock options exercised by the Company’s named executive officers during 2007 and their restricted stock that vested during 2007.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Nicolae Luca	—	—	—	—
James Ledbetter	—	—	—	—
Sylvan Odobulu	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

As of September 30, 2007, Company has entered into only one employment or other agreement that includes a change of control severance provisions with an executive officer, including the named executive officers. The Company’s employment agreement with its technical vice president, Mr. Ledbetter, provides that Mr. Ledbetter would be eligible for payments upon any termination without cause as described below under Employment Contracts.

Employment Contracts

The Company neither has an employment agreement with Mr. Luca nor does it pay him a salary for his services as Interim Chief Executive Officer. The Company has a twenty-four month employment agreement with its Technical Vice President, Mr. Jim Ledbetter with a term that expires on December 18, 2008 but includes an extension provision that at any time before the expiration of the primary term the agreement that it may be renewed upon mutual agreement on the same terms and conditions contained in the current agreement herein or on such other terms and conditions as the Company and Mr. Ledbetter mutually agree. The agreement provides that Mr. Ledbetter’s status as an employee of the Company terminates immediately and automatically upon the earliest to occur of: (i) his death or "Disability", (ii) his discharge by the Company "For Cause", (iii) his termination by the Company by notice or, (iv) the expiration, without renewal, of the employment term.  Termination of Mr. Ledbetter’s employment agreement with cause results in the Company having no further responsibility under the agreement. For termination without cause for reasons of bankruptcy, insolvency, dissolution or liquidation of the Company, the Company is obligated to Mr. Ledbetter for payment of all amounts due during the remaining term of his agreement in either a lump sum or in the current monthly amounts for the remaining term together with all unpaid benefits awarded or accrued up to the date of termination. If Mr. Ledbetter is terminated without cause for other reasons, he is entitled to one to six months compensation depending on the time he has spent with the Company.

Mr. Ledbetter’s agreement provides for a base salary of $19,167 per month, a reasonable monthly vehicle allowance as, approved by the Board at the Board's discretion, reimbursement of authorized general business and travel expenses, a relocation allowance of up to $10,000, five months of paid vacation annually and incentive compensation in the form of an option to purchase 1,000,000 shares at an exercise price of $0.43 per share.

 Mr. Ntephe, a consultant, is paid annual compensation of $60,000 for his services as Secretary. Mr. Ntephe was issued an option, for services rendered, to purchase 500,000 shares at an exercise price of $0.20 per share that he exercised on a cashless basis in April 2006, for the acquisition of 388,889 shares of common stock, for value received of $350,000.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance. This plan was approved at a special meeting of the stockholders of the Company in February 2005. Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	I
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Compensation Committee Interlocks Insider Participation

The Company’s Compensation Committee is comprised Messrs. Jeter, Uzoigwe and Nwizubo. None of the members of the Compensation Committee has been or is an officer or employee of the Company, or is involved with a related transaction or a relationship as defined by Item 404 of Regulation S-K. None of the Company’s Executive Officers serves on the Board of Directors or compensation committee of a company that has an Executive Officer that serves on the Company’s Board or Compensation Committee. No member of the Company’s Board is an Executive Officer of a company in which one of the Company’s Executive Officers serves as a member of the Board of Directors or compensation committee of that company.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table and notes thereto set forth certain information regarding beneficial ownership of the common stock as of November 30, 2007 by (i) each person known by the Company to beneficially own more than five percent of the common stock, (ii) each Director, (iii) each named Executive Officer and (iv) all Directors and Officers of the Company as a group.  As of November 30, 2007, there were 721,938,550 shares of common stock issued and outstanding.   Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting or dispositive power with respect to such shares.

Name and Address	Shares of common stock Beneficially Owned		Percentage Of Voting Power

Principal Shareholders
Chrome Oil Services LTD	202,785,727	(1)	28.1%
c/o No 22 Lobito, Wuse II
Abuja, Nigeria

Chrome Energy, LLC	103,305,706	(2)	14.3%
c/o No 22 Lobito Crescent, Wuse II,
Abuja, Nigeria.

First Atlantic Bank	60,641,821		8.4%
4/6 Adetokunboh Ademola Street
Victoria Island, Lagos

Directors and Named Executive Officers
Sir Emeka Offor	310,296,433	(1)(2)	43.0%
Nicolae Luca(3)	205,000		*
Andrew Uzoigwe(3)	205,000		*
Howard Jeter(3)	205,000		*
Clement Nwizubo(3)	145,000		*
Peter Ntephe(3)	388,889		*

All executive officers and directors as a group (6 persons)	311,445,322		43.1%

*Less than 1%.

(1)
Includes warrants to purchase 2,500,000 shares of the Company’s common stock, of which 1,500,000 expire in October 2008 and have a $0.25 per share exercise price, and 1,000,000 expire in April 2009 and have a $0.25 per share exercise price.

(2)	Sir Emeka Offor is the beneficial owner of the shares held of record by Chrome Oil Services, Ltd., and Chrome Energy, LLC as the sole voting and investment power over these shares.

(3)	c/o Suite 1440, 5444 Westheimer Road, Houston, TX 77056

Item 13. Certain Relationships and Related Transactions

Review, Approval Or Ratification Of Transactions With Related Persons

The Audit Committee of the Company is responsible for review, approving or ratifying related party transactions, including any related-party transaction that the Company would be required to disclose pursuant to Item 404 of Regulation S-K promulgated pursuant to the rules and regulations of the SEC.

Policy

The Audit Committee, which consists solely of independent Directors, must review all “Related Person Transactions” as defined by Item 404 of Regulation S-K of the rules promulgated by the SEC. The Audit Committee will approve a Related Person Transaction only if it determines that the Related Person Transaction is consistent with the business interests of the Company. In considering the Related Person Transaction, the Committee will consider all relevant factors, including as applicable: (i) the Company’s business rationale for entering into the Related Person Transaction; (ii) whether the Related Person Transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iii) the potential for the Related Person Transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (iv) the overall fairness of the Related Person Transaction to the Company.

Procedure

Directors and executive officers are responsible for bringing a potential Related Person Transaction to the attention of the Chair of the Audit Committee.

Transactions in 2007

None

Item 14.  Principal Accounting Fees and Services

Aggregate fees for professional services rendered by Malone & Bailey, PC for the fiscal years ended September 30, 2007 and 2006, were as follows:

	2007	2006

Audit fee	$92,125	$96,982	(1)
Audit-related fees	$5,200	$-
Tax fees	$8,341	$18,434
All other fees	$-	$20,140

______________
(1) Includes $12,409 paid to PKF.

Audit fees for the fiscal years ended September 30, 2007 and 2006 represent the aggregate fees billed for professional services rendered for the audit of the Company’s annual financial statements and review of financial statements included in its quarterly reports on Form 10-Q or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for the fiscal year ended September 30, 2007 and 2006, represents the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

All other fees for the fiscal year ended September 30, 2007 and 2006, represents the aggregate fees billed for products and services provided by the Company’s audit professionals other than the services reported in the other categories.  All other fees generally relate to fees assessed for corporate tax restructuring and other general corporate tax related matters.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee on an annual basis reviews audit and non-audit services performed by the independent auditor.  All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.  The Audit Committee has considered the role of Malone & Bailey in providing services to us for the fiscal year ended September 30, 2007 and has concluded that such services are compatible with Malone & Bailey’s independence as the Company’s auditors.

PART IV

Item 15.  Exhibits and Financial Statement Schedules and Reports on Form 8-K

(32)	Consolidated Financial Statements and Schedules:

1.	Consolidated Financial Statements: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

2.	Consolidated Financial Statement Schedule: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

3.	The following documents are filed as exhibits to this report:

EXHIBIT NO.	IDENTIFICATION OF EXHIBIT
Exhibit 3.1*	Articles of Incorporation
Exhibit 3.2*	Bylaws
Exhibit 4.1*	Specimen Common Stock Certificate.
Exhibit 4.2*	Form of Amended and Restated 12% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.3*	Form of Amended and Restated 5.5% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.4*	20% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.5*	Term Loan Agreement, dated February 15, 2001, by and between Chrome and ERHC.
Exhibit 4.6*	Senior Secured 10% Exchangeable 10% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.7*	Form of Warrant entitling Chrome to purchase common stock of the Company, exercise price of $0.40 per share.
Exhibit 10.1*
Option Agreement, dated April 7, 2003, by and between the Company and the Democratic Republic of Sao Tome and Principe (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed April 2, 2003)

Exhibit 10.2*	Management and Administrative Services Agreement by and between Chrome Oil Services, Ltd. And the Company. (Incorporated by reference to Form 10-KSB filed September 24, 2001).
Exhibit 10.4*	Letter Agreement, dated November 29, 2004, by and between the Company and Chrome (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed December 29, 2004).
Exhibit 10.5*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.2 of Form 8-K filed December 29, 2004).
Exhibit 10.6*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.3 of Form 8-K filed December 29, 2004).
Exhibit 10.7*	Employment Agreement with Ali Memon.
Exhibit 10.8*	Audit committee charter
Exhibit 10.9	Employment Agreement with James Ledbetter
Exhibit 10.10	May 21, 2001 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.11	March 15, 2003 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.12	April 2, 2003 Option Agreement b/w DRSTP and ERHC
Exhibit 10.13	Administrative Agreement b/w Nigeria/DRSTP and ERHC
Exhibit 10.14	Block 2 Participation Agreement March 2, 2006 b/w ERHC, Addax and Sinopec
Exhibit 10.15	Block 2 Participation Agreement August 11, 2004 b/w ERHC and Pioneer
Exhibit 10.16	Block 3 Participation Agreement February 16, 2006 b/w ERHC and Addax
Exhibit 10.17	Block 4 Participation Agreement November 17, 2005 b/w ERHC and Addax
Exhibit 10.18	Block 4 2nd Amendment to Participation Agreement March 14, 2006
Exhibit 10.19	Block 4 3rd Amendment to Participation Agreement July 14, 2006
Exhibit 10.20	September 2003 WesternGeco Report on the Seismic Interpretation of blocks 1-9
Exhibit 31.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 32.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed

SIGNATURES

In accordance with the Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on October 10, 2008 on its behalf by the undersigned, thereunto duly authorized.

ERHC Energy Inc.
By:	//s//Peter Ntephe
Peter Ntephe,
Chief Operating Officer and Interim Chief Executive Officer
//s//Sylvan Odobulu
Sylvan Odobulu
Principal Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
//s// Howard Jeter	Director	October 10, 2008
Howard Jeter	Member Audit Committee
//s// Andrew Uzoigwe	Director	October 10, 2008
Andrew Uzoigwe	Member Audit Committee
//s// Clement Nwizubo	Director	October 10, 2008
Clement Nwizubo	Chairman Audit Committee

Exhibit 31.1
CERTIFICATIONS

I, Peter Ntephe, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 10, 2008/s/ Peter Ntephe
Peter Ntephe Chief Operating Officer and Interim Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Sylvan Odobulu, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 10, 2008
/s/ Sylvan Odobulu
Sylvan Odobulu Principal Accounting Officer

Exhibit 32.1
CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the “Report”), Peter Ntephe , Chief Operating Officer and  Interim Chief Executive Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/ s/ Peter Ntephe
Peter Ntephe Chief Operating Officer and Interim Chief Executive Officer October 10, 2008

Exhibit 32.2

CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the “Report”), Sylvan Odobulu, Principal Accounting Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/ s/ Sylvan Odobulu
Sylvan Odobulu Principal Accounting Officer October 10, 2008

[A signed original of this written statement required by Section 906 has been provided to ERHC Energy Inc. and will be retained by ERHC Energy Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

Form 10-Q/A

ERHC Energy Inc - ERHE

Filed: August 12, 2008 (period: June 30, 2008)

Quarterly report which provides a continuing view of a company's financial position

10-Q/A - ERHC ENERGY 10-Q 6-30-2008

Part I.

Item 1.	Financial Statements
Item 1.	Financial Statements
Item 2.	Management s Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures about Market Risk
Item 4.	Controls and Procedures

PART II.

Item 1.	Legal Proceedings
Item 1A.	Risk Factors
Item 6.	Exhibits
SIGNATURES
EXHIBIT INDEX

EX-31.1 (EXHIBIT 31.1)

EX-31.2 (EXHIBIT 31.2)

EX-32.1 (EXHIBIT 32.1)

EX-32.2 (EXHIBIT 32.2)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-Q/A
(MARK ONE)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________________

Commission File Number 0-17325

(Exact name of registrant as specified in its charter)

Colorado	88-0218499
(State of Incorporation)	(I.R.S. Employer Identification No.)

5444 Westheimer Road
Suite1440
Houston, Texas 77056
(Address of principal executive offices, including zip code)

(713) 626-4700
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date:

The number of shares of common stock, par value $0.0001 per share, outstanding as of July 31, 2008 was 722,238,550

1

ERHC ENERGY INC.

Part I. Financial Information		Page

Item 1.	Financial Statements

	Unaudited Consolidated Balance Sheets at June 30, 2008 and September 30, 2007	6

	Unaudited Consolidated Statements of Operations for the Three Months and Nine Months Ended June 30, 2008 and 2007, and for the period from inception, September 5, 1995, to June 30, 2008	7

	Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended June 30, 2008 and 2007, and for the period from inception, September 5, 1995, to June 30, 2008	8

	Notes to Unaudited Consolidated Financial Statements	10

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	14

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	19

Item 4.	Controls and Procedures	19

Part II. Other Information

Item 1.	Legal Proceedings	20

Item 1A.	Risk Factors	20

Item 6.	Exhibits	22

	Signatures	23

2

Forward-Looking Statements

ERHC Energy Inc. (the “Company”) or its representatives may, from time to time, make or incorporate by reference certain written or oral statements that are “forward-looking statements”.  All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.  Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain or be identified by the words “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate,” “believe,” “should,” “could,” “may,” “might,” “will,” “will be,” “will continue,” “will likely result,” “project,” “forecast,” “budget” and similar expressions.  Statements made by the Company in this report that contain forward-looking statements include, but are not limited to, information concerning the Company’s possible or assumed future business activities and results of operations and statements about the following subjects:

•	business strategy;

•	growth opportunities;

•	future development of concessions, exploitation of assets and other business operations;

•	future market conditions and the effect of such conditions on the Company’s future activities or results of operations;

•	future uses of and requirements for financial resources;

•	interest rate and foreign exchange risk;

•	future contractual obligations;

•	outcomes of legal proceedings including, without limitation, the ongoing investigations of the Company;

•	future operations outside the United States;

•	competitive position;

•	expected financial position;

•	future cash flows;

•	future liquidity and sufficiency of capital resources;

•	future dividends;

•	financing plans;

•	tax planning;

•	budgets for capital and other expenditures;

•	plans and objectives of management;

•	compliance with applicable laws; and

•	adequacy of insurance or indemnification.

3

These types of statements and other forward-looking statements inherently are subject to a variety of assumptions, risks and uncertainties that could cause actual results, levels of activity, performance or achievements to differ materially from those expected, projected or expressed in forward-looking statements.  These risks and uncertainties include, among others, the following:

•	general economic and business conditions;

•	worldwide demand for oil and natural gas;

•	changes in foreign and domestic oil and gas exploration, development and production activity;

•	oil and natural gas price fluctuations and related market expectations;

•	termination, renegotiation or modification of existing contracts;

•	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;

•	policies of the various governments regarding exploration and development of oil and gas reserves;

•	advances in exploration and development technology;

•	the political environment of oil-producing regions;

•	political instability in the Democratic Republic of Sao Tome and Principe and the Federal Republic of Nigeria;

•	casualty losses;

•	competition;

•	changes in foreign, political, social and economic conditions;

•	risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment and assets;

•	risks of potential contractual liabilities;

•	foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;

•	risks of war, military operations, other armed hostilities, terrorist acts and embargoes;

4

•	regulatory initiatives and compliance with governmental regulations;

•	compliance with environmental laws and regulations;

•	compliance with tax laws and regulations;

•	customer preferences;

•	effects of litigation and governmental proceedings;

•	cost, availability and adequacy of insurance;

•	adequacy of the Company’s sources of liquidity;

•	labor conditions and the availability of qualified personnel; and

•	various other matters, many of which are beyond the Company’s control.

The risks and uncertainties included here are not exhaustive.  Other sections of this report and the Company’s other filings with the U.S. Securities and Exchange Commission (“SEC”) include additional factors that could adversely affect the Company’s business, results of operations and financial performance.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.  Forward-looking statements included in this report speak only as of the date of this report.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in its expectations with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based.

5

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

ERHC ENERGY INC.
(A CORPORATION IN THE DEVELOPMENT STAGE)
UNAUDITED CONSOLIDATED BALANCE SHEETS
June 30, 2008 and September 30, 2007

	June 30,	September 30,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$32,401,450	$34,721,933
Prepaid expenses and other current assets	214,459	179,955
Deferred tax asset	-	480,000
Income tax refundable	2,048,758	1,568,758

Total current assets	34,664,667	36,950,646

DRSTP concession fee	2,839,500	2,839,500
Furniture and equipment, net	74,424	64,495

Total assets	$37,578,591	$39,854,641

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$5,037,955	$5,183,979
Accounts payable and accrued liabilities, related parties	8,275	238,614
Accrued interest	8,258	6,876
Asset retirement obligation	485,000	485,000
Current portion of convertible debt	33,513	33,513

Total current liabilities	5,573,001	5,947,982

Commitments and contingencies:	-	-

Shareholders' equity:

Preferred stock, par value $0.0001; authorized 10,000,000; none issued and outstanding	-	-
Common stock, par value $0.0001; authorized 950,000,000 shares; issued and outstanding 722,238,550 and 721,938,550 at June 30, 2008 and September 30, 2007, respectively	72,224	72,193
Additional paid-in capital	91,964,474	91,827,545
Deficit accumulated in the development stage	(60,031,108)	(57,993,079)

Total shareholders’ equity	32,005,590	33,906,659

Total liabilities and shareholders' equity	$37,578,591	$39,854,641

The accompanying notes are an integral part of these unaudited consolidated financial statements

6

ERHC ENERGY INC.
(A CORPORATION IN THE DEVELOPMENT STAGE)
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Nine Months Ended June 30, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to June 30, 2008

					Inception to
	Three Months Ended June 30,		Nine Months Ended June 30,		June 30,
	2007	2008	2007	2008	2008

Operating costs and expenses:

General and administrative expenses	$1,076,864	$820,462	$3,584,127	$2,994,433	$67,087,543
Depreciation, depletion and amortization	6,676	8,330	15,266	22,118	1,408,048
Write-offs and abandonments	-	-	-	-	7,742,128
Loss from operations	(1,083,540)	(828,792)	(3,599,393)	(3,016,551)	(76,237,719)

Other income and (expenses):
Interest income	457,540	225,079	1,541,666	979,904	4,128,243
Gain (loss) from settlement	(500,000)	-	(500,000)	-	(247,690)
Other income	-	-	-	-	439,827
Gain from sale of partial interest in DRSTP concession	-	-	-	-	30,102,250
Interest expense	(460)	(460)	(1,382)	(1,382)	(12,126,444)
Loss on extinguishment of debt	-	-	-	-	(5,749,575)

Total other income and expenses, net	(42,920)	224,619	1,040,284	978,522	16,546,611

Loss before benefit for income
	(1,126,460)	(604,173)	(2,559,109)	(2,038,029)	(59,691,108)

Benefit for income taxes
Current	59,241	-	1,005,241	480,000	(820,000)
Deferred	480,000	-	-	(480,000)	480,000

Total benefit for income taxes	539,241	-	1,005,241	-	(340,000)

Net loss	$(587,219)	$(604,173)	$(1,553,868)	$(2,038,029)	$(60,031,108)

Net loss per common share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - basic and dilute diluted	721,938,550	722,238,569	720,638,475	722,164,116

The accompanying notes are an integral part of the consolidated financial statements

7

ERHC ENERGY INC.
(A CORPORATION IN THE DEVELOPMENT STAGE)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended June 30, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to June 30, 2008

			Inception to
			June 30,
	2007	2008	2008

Cash Flows from Operating Activities
Net loss	$(966,649)	$(2,038,029)	$(60,031,108)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation, depletion and amortization expenses	8,590	22,118	1,408,048
Write-offs and abandonments	-	-	7,742,128
Deferred income taxes	480,000	480,000	-
Compensatory stock options	63,183	48,460	1,308,240
Gain from settlement	-	-	(252,310)
Gain on sale of partial interest in DRSTP concession	-	-	(30,102,250)
Amortization of beneficial conversion feature associated with convertible debt	-	-	2,793,929
Amortization of deferred compensation	-	-	1,257,863
Common stock issued for services	-	-	20,897,077
Common stock issued for settlements	-	-	225,989
Common stock issued for officer bonuses	-	-	5,015,000
Common stock issued for interest and penalties on convertible debt	-	-	10,631,768
Common stock issued for board compensation	-	88,500	2,065,048
Loss on extinguishment of debt	-	-	5,682,368
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	843,204	(34,504)	(214,458)
Income tax refundable	(946,000)	(480,000)	(2,048,758)
Other assets	(8,921)	-	-
Accounts payable and other accrued liabilities	(1,380,740)	(146,024)	(2,758,920)
Accrued federal income taxes	(3,013,147)	-	-
Accounts payable, and accrued liabilities, related party	34,375	(230,339)	8,275
Accrued interest - related party	-	1,382	1,382
Accrued retirement obligation	-	-	485,000

Net cash used by operating activities	(4,886,105)	(2,288,436)	(35,885,689)

Cash Flows from Investing Activities
Purchase of DRSTP concession	-	-	(5,679,000)
Proceeds from sale of partial interest in DRSTP concession	-	-	45,900,000
Purchase of furniture and equipment	(68,587)	(32,047)	(909,247)

Net cash provided (used) by investing activities	$(68,587)	$(32,047)	$39,311,753

The accompanying notes are an integral part of the consolidated financial statements

8

ERHC ENERGY INC.
(A CORPORATION IN THE DEVELOPMENT STAGE)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended June 30, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to June 30, 2008

			Inception to
			June 30,
	2007	2008	2008

Cash Flows from Financing Activities:
Proceeds from warrants exercised	$-	$-	$160,000
Proceeds from common stock, net of expenses	-	-	6,955,049
Proceeds from related party line of credit	-	-	2,750,000
Proceeds from related party debt	-	-	158,700
Proceeds from related party convertible debt	-	-	8,207,706
Proceeds from convertible debt	-	-	9,019,937
Proceeds from note payable to bank	-	-	175,000
Proceeds from shareholder loans	-	-	1,845,809
Collection of stock subscription receivable	-	-	913,300
Repayment of shareholder loans	-	-	(1,020,607)
Repayment of long-term debt	-	-	(189,508)

Net cash provided by financing activities	-	-	28,975,386

Net increase (decrease) in cash and cash equivalents	(4,954,692)	(2,320,483)	32,401,450

Cash and cash equivalents, beginning of period	40,991,114	34,721,933	-

Cash and cash equivalents, end of period	$36,036,422	$32,401,450	$32,401,450

Supplemental Disclosure of Cash Flow Information

Cash paid for interest expense	$-	$-

Cash paid for income taxes	3,013,147	-

The accompanying notes are an integral part of the consolidated financial statements

9

ERHC ENERGY INC.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation and Business Organization

The consolidated financial statements included herein, which have not been audited pursuant to the rules and regulations of the Securities and Exchange Commission, reflect all adjustments which, in the opinion of management, are necessary to present a fair statement of the results for the interim periods on a basis consistent with the annual audited financial statements.  All such adjustments are of a normal recurring nature.  The results of operations for the interim periods are not necessarily indicative of the results to be expected for an entire year.  Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations, although ERHC Energy Inc. (“ERHC” or the “Company”) believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007.

Note 2 – Sao Tome Concession

In April 2003, the Company and the Democratic Republic of Sao Tome and Principe (“DRSTP”) entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest(1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	40.5% (4)(6)	19.5% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)
By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax. In July 2008, Addax received a further 7.2% participating interest without any futher consideration due from Addax to ERHC.  The additional 7.2%  arose from the recovery of 9% from Godsonic due to Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006

(5)
No contracts have been entered into as of the date hereof. ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9.  Additionally, the Company intends to exploit its rights in the EEZ.

(6)
Includes the 1.8%, out of 9% reclaimed by ERHC from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% was distributed between Addax (7.2%) and ERHC (1.8%). In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent.

10

Particulars of Participating Agreements:

Date of Participation Agreement	Parties	Key Terms
JDZ Block 2 Participation Agreement
March 2, 2006
1a. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns 28.67% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.33% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.
.1
Consideration from Sinopec to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and Addax to pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs.

11

JDZ Block 3 Participation Agreement
February 15, 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns 15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.

Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.

In addition, Addax to pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs.

JDZ Block 4 Participation Agreement
November 17, 2005	1. ERHC Energy Inc 2a.Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC sold 33.3% and assigned additional 7.2% of participating interest to Addax Petroleum Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 19.5% participating interest). (1)

Consideration from Addax Sub to ERHC for the interest acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax will pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax recovers 100% of the carried costs.

(1)
By an Amendment to the Participation Agreement dated February 23, 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3%. By the second Amendment to the Participation Agreement, entered into on March 14, 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%. By the third Amendment to the Participation Agreement dated April 11, 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate. The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement. In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the nine percent.

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Note 3 – Income Taxes

At June 30, 2008, the Company had a consolidated net operating loss carry-forward (“NOL”) of approximately $3.3 million expiring through 2027. The NOLs are subject to certain limitations under the Internal Revenue Code of 1986, as amended, including Section 382 of the Tax Reform Act of 1986. During the fiscal year ended September 30, 2006, the Company recognized a significant gain on the sale of various participation interests. This gain utilized a substantial portion of the Company’s NOLs and such NOLs were adjusted to remove losses limited under Section 382.

The composition of deferred tax assets and the related tax effects at June 30, 2008 and September 30, 2007 are as follows:

	June 30, 2008	September 30, 2007

Net operating losses	$1,127,695	$931,241
Accrual for asset retirement	164,900	164,900

Total deferred tax assets	1,292,595	1,096,141
Valuation allowance	(1,292,595)	(616,141)

Net deferred tax assets	$-	$480,000

The $480,000 deferred tax asset at September 30, 2007 represents the minimum NOL carry back claim from losses in future years against the fiscal year ended September 30, 2006 taxable income. At June 30, 2008, the $480,000 balance was reclassified to current income tax receivable.

The difference between the income tax benefit (provision) in the accompanying consolidated statements of operations and the amount that would result if the U.S. federal statutory rate of 34% were applied to pre-tax income (loss) for the three and nine months ended June 30, 2008 and 2007, is as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2007	2008	2007	2008

Benefit at federal statutory rate	$385,996	$205,199	$873,097	$692,930
Non-deductible stock based compensation	18,979	(16,476)	40,462	(16,476)
Other	(19,975)	-	(62,559)	-
Change in valuation allowance	154,241	(188,723)	154,241	(676,454)

Provision for income taxes	$539,241	$-	$1,005,241	$-

Note 4 – Commitments and Contingencies

Subpoenas:

On May 4, 2006, a Federal court search warrant initiated by DOJ was executed on the Company.  The DOJ sought various records including, among other matters, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  Related SEC subpoenas issued on May 9, 2006 and August 29, 2006 also requested a range of documents. ERHC continues to interface with both the DOJ and SEC investigators to respond to the SEC subpoenas and any additional requests for information from the DOJ or SEC.

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.

ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoenas.

ERHC/Addax Arbitration:

In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties in respect of JDZ Block 4, no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent recovered by the ERHC/Addax consortium from Godsonic upon the failure of Godsonic to meet certain financial obligations under which the 9 percent was to have been transferred to Godsonic.

13

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company’s unaudited consolidated financial statements (including the notes thereto) and Item 1A of Part II, “Risk Factors,” included elsewhere in this report and the Company’s audited consolidated financial statements and the notes thereto, Item 7, “Management’s Discussion and Analysis of Financial Condition and Plan of Operations” and Item 1A, “Risk Factors” included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007, Item 1A of Part II, “Risk Factors,” included in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 and Item 1A of Part II, “Risk Factors,” included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.  The Company’s historical results are not necessarily an indication of trends in operating results for any future period.   References to “ERHC” or the “Company” mean ERHC Energy Inc., a Coloradocorporation, and, unless expressly stated or the context otherwise requires, its wholly owned subsidiary.

Overview

ERHC reports as a development stage enterprise as there are currently no significant operations and no revenue has been generated from business activities. The Company was formed in 1986, as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas company.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP or “Tome”) and the Federal Republic of Nigeria (“FRN or “Nigeria”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”). ERHC will not directly carry out the exploration and production operations in the Joint Development Zone, but will rely on reputable technical operators, with whom the Company has entered into partnership relationships, such as Addax Petroleum Inc. and Sinopec Corp to carry out those operations. The Company has formed relationships with these upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ. The Company currently has no other operations but is exploring opportunities in other areas of the energy industry, including supply and trading.

Current Business Operations

ERHC’s operations are currently focused on the Gulf of Guinea, off the coast of central West Africa. ERHC believes this region has the possibility of significant oil reserves and has worked to realize the value of the assets it has acquired in this region.  The Company’s current operations include those below, details of which can be found at the link:http://www.erhc.com/en/cms/?169

JDZ - ERHC has interests in six of the nine Blocks in the JDZ, a 34,548 square kilometer area approximately 200 kilometers off the coastline of Nigeria and Săo Tomé & Principe that is adjacent to several large petroleum discovery areas.

EEZ - The government of Săo Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.

Operations in the JDZ

ERHC has interests in six of the nine Blocks in the JDZ, as follows

•	JDZ Block 2: 22.0% Working interest percentage

•	JDZ Block 3: 10.0% Working interest percentage

•	JDZ Block 4: 19.5% Working interest percentage

•	JDZ Block 5: 15.0% Working interest percentage

•	JDZ Block 6: 15.0% Working interest percentage

•	JDZ Block 9: 20.0% Working interest percentage

The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues.

In early 2008, Addax Petroleum, an experienced exploration and production company that has participation agreements with ERHC in JDZ Blocks 2, 3 and 4, and is the operator of JDZ Block 4 publicly disclosed seismic images and maps showcasing the prospectivity of its JDZ interests.  This seismic was compiled by Geco-Prakla (now WesternGeco) in 1999 when WesternGeco shot a 2D seismic survey of approximately 5,900km covering the major part of the JDZ. Interpretation carried out by WesternGeco has led to the identification of 56 prospective structures within Blocks 1 to 9 in the JDZ, of which 17 were defined as prospects and 39 as leads. WesternGeco used reservoir parameters similar to those known from nearby fields in Nigeria and Equatorial Guinea. Combined recoverable reserves potential of the 17 prospects was estimated by WesternGeco. The scope of the WesternGeco report was to interpret and map seismic data, highlight prospectivity, and calculate volumetrics.

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The estimate of "recoverable reserves potential" based on WesternGeco's report, which interpreted and mapped seismic data, highlighted prospectivity and calculated volumetrics, was not based on any attempt to comply with the SEC definition of reserves and, accordingly the estimate of recoverable reserves potential is not presented. ERHC Energy has access to the data compiled by WesternGeco under the terms of a data use license with WesternGeco.

Operations in JDZ Block 4

ERHC's consortium partner Addax Petroleum is the operator of JDZ Block 4. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 4. Addax has secured Joint Development Authority approval to explore the Kina Prospect. Drilling equipment has been ordered. Earlier in 2007, Addax and Sinopec jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Operations in JDZ Block 3

Anadarko Petroleum is the operator of JDZ Block 3. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 3. On August 8, 2007, Anadarko presented the initial proposals for exploration well locations for the Block. The Joint Development Authority has approved drilling at the Lemba Prospect and Anadarko has ordered drilling equipment.

Operations in JDZ Block 2

ERHC's consortium partner Sinopec Corp. is the operator in JDZ Block 2. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 2. The Joint Development Authority has approved drilling at the  Tome Prospect . In 2007, Sinopec and Addax jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham deepwater drillship, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Background of the JDZ

In the spring of 2001, the governments of Săo Tomé & Principe and Nigeria reached an agreement over a long-standing maritime border dispute. Under the terms of the agreement, the two established the Joint Development Zone to govern commercial activities within the disputed boundaries. The JDZ is administered by a Joint Development Authority (JDA) which oversees all future exploration and development activities in the JDZ. The remaining claimed territorial waters of Săo Tomé & Principe are known as the Exclusive Economic Zone (EEZ). Revenues derived from the JDZ will be shared 60/40 between the governments of Nigeria and Săo Tomé & Principe, respectively.

Background of the EEZ

The government of Săo Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in Săo Tomé & Principe’s Exclusive Economic Zone (EEZ). ERHC’s rights include the following:

•	The right to receive up to two blocks of ERHC’s choice; and

•	The option to acquire up to a 15 percent paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of Săo Tomé that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea. Ocean water depths around the two islands exceed 5,000 feet, depths that have only become feasible for oil production over the past few years; however, oil and gas are produced in the neighboring countries of Nigeria, Equatorial Guinea, Gabon and Congo.  The African coast is less than 400 nautical miles offshore, which means the exclusive economic zones of the concerned countries overlap.

Sale of Participation Interests

The following represents ERHC’s current rights in the JDZ blocks.

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JDZ Block #	ERHC Original Participating Interest(1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	40.5% (4)	19.5% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)
By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax. In July 2008, Addax received a further 7.2% participating interest without any futher consideration due from Addax to ERHC.  The additional 7.2%  arose from the recovery of 9% from Godsonic due to Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic.

(5)
No contracts have been entered into as of the date hereof. ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

(6)
Includes the 1.8%, out of 9% reclaimed by ERHC from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% was distributed between Addax (7.2%) and ERHC (1.8%). In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent.

With regard to drilling in the JDZ, the Joint Development Authority (JDA), which was set up by the governments of Nigeria and Sao Tome & Príncipe to administer the JDZ, has approved the budgets for JDZ Blocks 2, 3 and 4 in which ERHC has interests. The JDA also has approved well locations in two of those Blocks.  The Aban Abraham deepwater drill ship, which has already been jointly contracted by the operators in JDZ Blocks 2 and 4, Sinopec and Addax Petroleum, remains under refurbishment in Singapore.  ERHC continues to support Addax’s efforts to secure a drilling rig of opportunity to avert delay or at least mitigate its impact with respect to drilling schedules.

ERHC is continuing to assess the feasibility of acquisition prospects to diversify its asset portfolio.

Annual Shareholders’ Meeting:

On April 22, 2008 in Houston, Texas, the Company held an annual shareholders’ meeting. The Company announced the resignation of Nicolae Luca as Director and Acting Chief Executive Officer/President.  Nicole Luca resigned to pursue other interest.

The Company also announced the re-election, by a majority of all the shareholders of the Company, of Directors Howard Jeter, Dr. Andrew Uzoigwe and Clement Nwizubo, for another term of office which will run through the Company’s next annual shareholders meeting or until their successors are elected.

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New Leadership:

The Company announced the appointment of Peter Ntephe to the newly created position of Chief Operating Officer (COO) on April 22, 2008. Mr. Ntephe who has been the Corporate Secretary since 2001 will oversee the administration and corporate governance of the Company and its subsidiaries.  Mr. Ntephe will also replace Mr. Luca as acting CEO/President pending the appointment of a permanent CEO/President.

The Company also created the position of Vice President Corporate Development for ERHC and its subsidiaries. This position will oversee planning and implementation of strategies for corporate growth by ERHC and its subsidiaries, including:

•	identification of opportunities for corporate mergers and acquisitions

•	strategy formulations

•	business planning

•	fund raising

•	stock-exchange listings

•	IPOs

Mr. David Bovell has been appointed to the position effective May 1st, 2008.

Corporate Operational Structure

ERHC Energy Inc, has a wholly owned subsidiary  - ERHC Energy (Cayman) Limited which will serve as holding company for the working subsidiaries through which its activities in the Gulf of Guinea will be operated. There are three working subsidiary companies, namely ERHC Energy Nigeria JDZ Block 2 Limited, ERHC Energy Nigeria JDZ Block 3 Limited and ERHC Energy Nigeria JDZ Block 4 Limited, each of which is jointly owned by both ERHC Energy Inc and ERHC Energy (Cayman) Ltd. Each of these companies was created to manage the operations in the Joint Development Zone Block for which each is respectively named.  The ownership structure of the companies is given below.

Other subsidiaries of ERHC might be created as necessary, including for seeking stock-exchange listings, joint-ventures, etc. the Company has made

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Results of Operations

Three Months Ended June 30, 2008 Compared with Three Months Ended June 30, 2007

During the three months ended June 30, 2008, the Company had a net loss of $604,174 compared with a net loss of $587,219 for the three months ended June 30, 2007.   Interest income decreased from $457,540 in the three months ended June 30, 2007 to $225,079 in the three months ended June 30, 2008, due to a decline in the significant cash balance maintained by the Company following the sale of the participation interests in 2006.  General and administrative expenses decreased from $1,076,864 in the three months ended June 30, 2007 to $820,462 in the three months ended June 30, 2008 due to normal changes in operating expenses. See “Legal Proceedings” in Item 1 of Part II of this report.

Nine Months Ended June 30, 2008 Compared with Nine Months Ended June 30, 2007

During the nine months ended June 30, 2008, the Company had a net loss of $2,038,029 compared with a net loss of $1,553,868 for the nine months ended June 30, 2007.   Interest income decreased from $1,541,666 in the nine months ended June 30, 2007 to $979,904 in the nine months ended June 30, 2008, due to a decline in the significant cash balance maintained by the Company following the sale of the participation interests in 2006 and due a significant decline in interest rates on deposits.  General and administrative expenses decreased from $3,584,127 in the nine months ended June 30, 2007 to $2,994,433 in the nine months ended June 30, 2008 primarily due to a decrease of $1,233,314 in legal fees, from $2,138,905 in the nine months ended June 30, 2007, to $905,591 in the nine months ended June 30, 2008. The decrease in legal fees was due to reduction in required assistance in connection with the Justice Department investigation of the Company, and the decrease was partially offset by an increase in public relations expense of $177,807 from $22,490 in the nine months ended June 30, 2007 to $200,297 in the nine months ended June 30, 2008.  See “Legal Proceedings” in Item 1 of Part II of this report.

Liquidity and Capital Resources

As of June 30, 2008, the Company had $32,401,450 in cash and cash equivalents and short-term investments and positive working capital of $29,091,666.  Management believes that this cash position should be sufficient to support the Company’s working capital requirements for more than 12 months.

Off-Balance Sheet Arrangements

At June 30, 2008, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on its financial condition or results of operations.

Debt Financing Arrangements

At June 30, 2008, the Company had short-term debt of $33,513 bearing interest at 5.5% per year payable to an individual. The Company had other current liabilities of $5,573,001 including related party liabilities of $8,275.00 due to the Company’s board of directors for directors’ fees. Included in current liabilities is also a $4,803,750 liability to Feltang International Inc. that will be satisfied upon issuance of 5,250,000 shares of common stock.

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Item 3. Quantitative and Qualitative Disclosures about Market Risk

The Company’s current focus is to exploit its primary assets, which are rights to working interest in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company intends to continue to form relationships with other oil and gas companies with technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

At June 30, 2008, all of the Company's operations were located outside the United States.  The Company’s primary asset are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in the agreements in this area may be impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be denominated.  As well, changes in exchange rates may adversely affect the Company's future results of operations and financial condition.

Market risks relating to the Company’s operations result primarily from changes in interest rates as well as credit risk concentrations.  The Company’s interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of its indebtedness is at fixed rates.

The Company holds no derivative financial or commodity instruments, nor does it engage in any foreign currency denominated transactions.

Item 4. Controls and Procedures

The Company’s Chief Executive Officer and Principal Accounting Officer participated in an evaluation by management of the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2008.  Based on their participation in that evaluation, the Company’s Chief Executive Officer and Principal Accounting Officer concluded that as of June 30, 2008, our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure under the Exchange Act.

There was no change in the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fiscal quarter ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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PART II. OTHER INFORMATION

Item 1.  Legal Proceedings

DOJ, SEC and U.S. Senate Committee Subpoenas.  On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to all subpoenas.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flows.

In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties in respect of JDZ Block 4, no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent recovered by the ERHC/Addax consortium from Godsonic upon the failure of Godsonic to meet certain financial obligations under which the 9 percent was to have been transferred to Godsonic..

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Item 1A. Risk Factors

The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (“2007 Annual Report”), as modified by its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007 (“First Quarterly Report”), its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (“Second Quarterly Report”)  and this Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 (“Second Quarterly Report”), includes a detailed discussion of certain material risk factors facing the Company.  The information presented below describes updates and additions to such risk factors and should be read in conjunction with the risk factors and information disclosed in ERHC’s 2007 Annual Report, First Quarterly Report, Second Quarterly Report and Third Quarterly Report.  References to “ERHC,” “we,” “us” or “our” mean ERHC Energy Inc., a Colorado corporation and, unless expressly stated or the context otherwise requires, its wholly owned subsidiary.

The risk factor in the First Quarterly Report captioned “Our Operations Are Located Outside of the United States Which Subjects Us to Risks Associated with International Activities.” is amended and restated in its entirety as follows:

Our Operations Are Located Outside of the United States Which Subjects Us to Risks Associated with International Activities.

At December 31, 2007, all of our operations were located outside the United States.  Our only assets are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. Our ability to exploit our interests in this area pursuant to such agreements may be adversely impacted by this circumstance.

The future success of our international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, termination, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on  foreign  subsidiaries)  and  changes  in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be  denominated.  Changes in exchange rates may also adversely affect our future results of operations and financial condition.

In addition, to the extent we engage in operations and activities outside the United States, we are subject to the Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company.  The FCPA applies to companies, individual directors, officers, employees and agents.  The FCPA also applies to foreign companies and persons taking any act in furtherance of such corrupt payments while in the United States.  Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives.

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The FCPA imposes civil and criminal penalties for violations of the Act.  Civil penalties may include fines of up to $500,000 per violation, and equitable remedies such as disgorgement of profits causally connected to the violation (including prejudgment interest on such profits) and injunctive relief.  Criminal penalties for violations of the corrupt payments provisions could range up to the greater of $2 million per violation or twice the gross pecuniary gain sought by making the payment, and/or incarceration for up to 5 years per violation.  Moreover, if a director, officer or employee of a company is found to have willfully violated the FCPA books and records provisions, the maximum penalty would be imprisonment for 20 years per violation.  Maximum fines of up to $25 million also may be imposed for willful violations of the books and records provisions by a company.

The SEC and/or the Department of Justice, or DOJ, could assert that there have been multiple violations of the FCPA, which could lead to multiple fines.  The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of ERHC or its affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations.  Negotiated dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms agreed upon with the SEC and DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring future FCPA compliance.  Other potential consequences could be significant and include suspension or debarment of ERHC’s ability to contract with governmental agencies of the United States and of foreign countries.  Any determination that ERHC has violated the FCPA could result in sanctions that could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

The risk factor in the Second Quarterly Report captioned “We are under investigation by the SEC and the DOJ, and the results of these investigations could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.” is amended and restated in its entirety as follows:

We are under investigation by the SEC, the DOJ and a U.S. Senate Subcommittee, and the results of these investigations could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect our attorney-client privileged documents and to allow our counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding our former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  We have been actively responding to both subpoenas.

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, will assist ERHC in responding to the subpoena.   Please see “Legal Proceedings” for more information.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  We anticipate that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, we may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

These investigations could also result in:

•	third party claims against us, which may include claims for special, indirect, derivative or consequential damages;

•	damage to our business, operations and reputation;

•	loss of, or adverse effect on, cash flow, assets, goodwill, operations and financial condition, business, prospects, profits or business value;

•	adverse consequences on our ability to obtain or continue financing for current or future projects; and/or

•	claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of ERHC.

Continuing negative publicity arising out of these investigations could also adversely affect our business and prospects in the commercial marketplace.  In addition, these investigations have resulted in increased expenses to ERHC, including substantial legal fees and the diversion of management’s attention from our operations and other activities.  If we incur costs or losses as a result of these matters, we may not have the liquidity or funds to address those costs or losses, in which case such costs or losses could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

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Item 6. Exhibits

31.1*	Rule 13a-14(a) Certification of the Chief Executive Officer

31.2*	Rule 13a-14(a) Certification of the Principal Accounting Officer

32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Accounting Officer

* Filed or furnished herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ERHC Energy Inc.

Name	Title	Date

/s/ Peter Ntephe	Chief Operating Officer and Acting President and	August 11, 2008
Peter Ntephe	Acting Chief Executive Officer

/s/ Sylvan Odobulu	Controller (Principal Accounting Officer)	August 11, 2008
Sylvan Odobulu

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EXHIBIT INDEX

31.1*	Rule 13a-14(a) Certification of the Chief Executive Officer

31.2*	Rule 13a-14(a) Certification of the Principal Accounting Officer

32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Accounting Officer

* Filed or furnished herewith.

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Exhibit 31.1
CERTIFICATIONS

I, Peter Ntephe, certify that:

1. I have reviewed this quarterly report on Form 10-Q of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 11, 2008

/s/ Peter Ntephe
Peter Ntephe Acting Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Sylvan Odobulu, certify that:

1. I have reviewed this quarterly report on Form 10-Q of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 11, 2008

/s/ Sylvan Odobulu
Sylvan Odobulu Principal Accounting Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO SECTION906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION1350)

In connection with the accompanying Quarterly Report of ERHC Energy Inc. (the “Company”) on Form10-Q for the period ended June 30, 2008 (as filed with the U.S. Securities and Exchange Commission on the date hereof,  the “Report”), I, Peter Ntephe, Chief Operating Officer and Acting Chief Executive Officer of the Company, hereby certify that to my knowledge:

(1)	The Report fully complies with the requirements of Section13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter ntephe	August 11, 2008
Peter Ntephe
Chief Operating Officer and Acting Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO SECTION906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION1350)

In connection with the accompanying Quarterly Report of ERHC Energy Inc. (the “Company”) on Form10-Q for the period ended June 30, 2008 (as filed with the U.S. Securities and Exchange Commission on the date hereof, the “Report”), I, Sylvan Odobulu, Principal Accounting Officer of the Company, hereby certify that to my knowledge:

(1)	The Report fully complies with the requirements of Section13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Sylvan Odobulu	August 11, 2008
Sylvan Odobulu
Principal Accounting Officer

_______________________________________________
 Created by 10KWizard     www.10KWizard.comSource: ERHC Energy Inc, 10-Q, August 12, 2008

Form 10-Q/A

ERHC Energy Inc - ERHE

Filed: May 09, 2008 (period: March 31, 2008)

Quarterly report which provides a continuing view of a company's financial position

10-Q/A - ERHC ENERGY 10-Q 3-31-2008

Part I.

Item 1.	Financial Statements
Item 1.	Financial Statements
Item 2.	Management s Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures about Market Risk
Item 4.	Controls and Procedures

PART II.

Item 1.	Legal Proceedings
Item 1A.	Risk Factors
Item 6.	Exhibits
SIGNATURES
EXHIBIT INDEX

EX-31.1 (EXHIBIT 31.1)

EX-31.2 (EXHIBIT 31.2)

EX-32.1 (EXHIBIT 32.1)

EX-32.2 (EXHIBIT 32.2)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-Q/A
(MARK ONE)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________________

Commission File Number 0-17325

(Exact name of registrant as specified in its charter)

Colorado	88-0218499
(State of Incorporation)	(I.R.S. Employer Identification No.)

5444 Westheimer Road
Suite1440
Houston, Texas 77056
(Address of principal executive offices, including zip code)

(713) 626-4700
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date:

The number of shares of common stock, par value $0.0001 per share, outstanding as of April 30, 2008 was 722,238,550.

1

ERHC ENERGY INC.

Part I. Financial Information		Page

Item 1.	Financial Statements

	Unaudited Consolidated Balance Sheets at March 31, 2008 and September 30, 2007	6

	Unaudited Consolidated Statements of Operations for the Three Months and Six Months Ended March 31, 2008 and 2007, and for the period from inception, September 5, 1995, to March 31, 2008	7

	Unaudited Consolidated Statements of Cash Flows for the Six Months Ended March 31, 2008 and 2007, and for the period from inception, September 5, 1995, to March 31, 2008	8

	Notes to Unaudited Consolidated Financial Statements	10

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	19

Item 4.	Controls and Procedures	20

Part II. Other Information

Item 1.	Legal Proceedings	21

Item 1A.	Risk Factors	22

Item 6.	Exhibits	24

	Signatures	25

2

Forward-Looking Statements

ERHC Energy Inc. (the “Company”) or its representatives may, from time to time, make or incorporate by reference certain written or oral statements of historical fact, statements  that  include, but are not limited to, information concerning the Company’s possible or assumed future business activities and results of operations and statements about the following subjects:

–	business strategy;

–	growth opportunities;

–	future development of concessions, exploitation of assets and other business operations;

–	future market conditions and the effect of such conditions on the Company’s future activities or results of operations;

–	future uses of and requirements for financial resources;

–	interest rate and foreign exchange risk;

–	future contractual obligations;

–	outcomes of legal proceedings including, without limitation, the ongoing investigations of the Company;

–	future operations outside the United States;

–	competitive position;

–	expected financial position;

–	future cash flows;

–	future liquidity and sufficiency of capital resources;

–	future dividends;

–	financing plans;

–	tax planning;

–	budgets for capital and other expenditures;

–	plans and objectives of management;

–	compliance with applicable laws; and

–	adequacy of insurance or indemnification.

These types of statements  inherently are subject to a variety of assumptions, risks and uncertainties that could cause actual results, levels of activity, performance or achievements to differ materially from those expected, projected or expressed in such  statements.  These risks and uncertainties include, among others, the following:

–	general economic and business conditions;

–	worldwide demand for oil and natural gas;

–	changes in foreign and domestic oil and gas exploration, development and production activity;

–	oil and natural gas price fluctuations and related market expectations;

3

–	termination, renegotiation or modification of existing contracts;

–	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;

–	policies of the various governments regarding exploration and development of oil and gas reserves;

–	advances in exploration and development technology;

–	the political environment of oil-producing regions;

–	political instability in the Democratic Republic of Sao Tome and Principe and the Federal Republic of Nigeria; casualty losses;

–	competition;

–	changes in foreign, political, social and economic conditions;

–	risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment and assets;

–	risks of potential contractual liabilities;

–	foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;

–	risks of war, military operations, other armed hostilities, terrorist acts and embargoes;

–	regulatory initiatives and compliance with governmental regulations;

–	compliance with environmental laws and regulations;

4

–	compliance with tax laws and regulations;

–	customer preferences;

–	effects of litigation and governmental proceedings;

–	cost, availability and adequacy of insurance;

–	adequacy of the Company’s sources of liquidity;

–	labor conditions and the availability of qualified personnel; and

–	various other matters, many of which are beyond the Company’s control.

The risks and uncertainties included here are not exhaustive.  Other sections of this report and the Company’s other filings with the U.S. Securities and Exchange Commission (“SEC”) include additional factors that could adversely affect the Company’s business, results of operations and financial performance.  Given these risks and uncertainties, investors should not place undue reliance on our statements concerning our future intent..  Our business statements included in this report speak only as of the date of this report.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any business  statements to reflect any change in its expectations with regard to the statement or any change in events, conditions or circumstances on which any such  statement is based.

5

PART I. FINANCIAL INFORMATION
Item 1.    Financial Statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
UNAUDITED CONSOLIDATED BALANCE SHEETS
March 31, 2008 and September 30, 2007

	March 31,	September 30,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$33,037,157	$34,721,933
Prepaid expenses and other current assets	267,666	179,955
Deferred tax asset	-	480,000
Income tax refundable	2,048,758	1,568,758

Total current assets	35,353,581	36,950,646

DRSTP concession fee	2,839,500	2,839,500
Furniture and equipment, net	81,661	64,495

Total assets	$38,274,742	$39,854,641

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$5,128,417	$5,183,979
Accounts payable and accrued liabilities, related parties	10,900	238,614
Accrued interest	7,797	6,876
Asset retirement obligation	485,000	485,000
Current portion of convertible debt	33,513	33,513

Total current liabilities	5,665,627	5,947,982

Commitments and contingencies:

Shareholders'equity:
Preferred stock, par value $0.0001; authorized 10,000,000; none issued and outstanding	-	-
Common stock, par value $0.0001; authorized 950,000,000 shares; issued and outstanding 722,238,550 and 721,938,550 at March 31, 2008 and September 30, 2007, respectively	72,224	72,193
Additional paid-in capital	91,964,474	91,827,545
Losses accumulated in the development stage	(59,427,583)	(57,993,079)

Total shareholders’ equity	32,609,115	33,906,659

Total liabilities and shareholders' equity	$38,274,742	$39,854,641

The accompanying notes are an integral part of these unaudited consolidated financial statements

6

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Six Months Ended March 31, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to March 31, 2008

					Inception to
	Three Months Ended March 31,		Six Months Ended March 31,		March 31,
	2007	2008	2007	2008	2008

Operating costs and expenses:
General and administrative expenses	$1,175,365	$1,163,172	$2,507,263	$2,174,619	$66,267,729
Depreciation, depletion and amortization	6,175	7,068	8,590	13,788	1,399,718
Write-offs and abandonments	-	-	-	-	7,742,128

Loss from operations	(1,181,540)	(1,170,240)	(2,515,853)	(2,188,407)	(75,409,575)

Other income and (expenses):
Interest income	540,494	322,962	1,084,126	754,825	3,903,164
Gain (loss) from settlement	-	-	-	-	(247,690)
Other income	-	-	-	-	439,827
Gain from sale of partial interest in DRSTP concession	-	-	-	-	30,102,250
Interest expense	(461)	(461)	(922)	(922)	(12,125,984)
Loss on extinguishment of debt	-	-	-	-	(5,749,575)

Total other income and expenses, net	540,033	322,501	1,083,204	753,903	16,321,992

Income (loss) before benefit (provision) for income taxes	(641,507)	(847,739)	(1,432,649)	(1,434,504)	(59,087,583)

Benefit (provision) for income taxes
Current	197,000	-	946,000	480,000	(820,000)
Deferred	-	-	(480,000)	(480,000)	480,000

Total benefit (provision) for income taxes	197,000	-	466,000	-	(340,000)

Net income (loss)	$(444,507)	$(847,739)	$(966,649)	$(1,434,504)	$(59,427,583)

Net income (loss) per common share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - basic and diluted	721,010,104	722,238,569	719,988,438	722,127,094

The accompanying notes are an integral part of the consolidated financial statements

7

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended March 31, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to March 31, 2008

			Inception to
			March 31,
	2007	2008	2008

Cash Flows from Operating Activities
Net loss	$(966,649)	$(1,434,504)	$(59,427,583)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation, depletion and amortization expenses	8,590	13,788	1,399,718
Write-offs and abandonments	-	-	7,742,128
Deferred income taxes	480,000	480,000	-
Compensatory stock options	63,183	48,460	1,308,240
Gain from settlement	-	-	(252,310)
Gain on sale of partial interest in DRSTP concession	-	-	(30,102,250)
Amortization of beneficial conversion feature associated with convertible debt	-	-	2,793,929
Amortization of deferred compensation	-	-	1,257,863
Common stock issued for services	-	-	20,897,077
Common stock issued for settlements	-	-	225,989
Common stock issued for officer bonuses	-	-	5,015,000
Common stock issued for interest and penalties on convertible debt	-	-	10,631,768
Common stock issued for board compensation	-	-	1,976,548
Loss on extinguishment of debt	-	-	5,682,368
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	843,204	(87,711)	(267,665)
Income tax refundable	(946,000)	(480,000)	(2,048,758)
Other assets	(8,921)	-	-
Accounts payable and other accrued liabilities	(1,380,740)	(54,641)	(2,667,537)
Accrued federal income taxes	(3,013,147)	-	-
Accounts payable, and accrued liabilities, related party	34,375	(139,214)	99,400
Accrued interest - related party	-	-	-
Accrued retirement obligation	-	-	485,000

Net cash used by operating activities	(4,886,105)	(1,653,822)	(35,251,075)

Cash Flows from Investing Activities
Purchase of DRSTP concession	-	-	(5,679,000)
Proceeds from sale of partial interest in DRSTP concession	-	-	45,900,000
Purchase of furniture and equipment	(68,587)	(30,954)	(908,154)

Net cash provided (used) by investing activities	$(68,587)	$30,954)	$39,312,846

The accompanying notes are an integral part of the consolidated financial statements

8

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended March 31, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to March 31, 2008

			Inception to
			March 31,
	2007	2008	2008

Cash Flows from Financing Activities:
Proceeds from warrants exercised	$-	$-	$160,000
Proceeds from common stock, net of expenses	-	-	6,955,049
Proceeds from related party line of credit	-	-	2,750,000
Proceeds from related party debt	-	-	158,700
Proceeds from related party convertible debt	-	-	8,207,706
Proceeds from convertible debt	-	-	9,019,937
Proceeds from note payable to bank	-	-	175,000
Proceeds from shareholder loans	-	-	1,845,809
Collection of stock subscription receivable	-	-	913,300
Repayment of shareholder loans	-	-	(1,020,607)
Repayment of long-term debt	-	-	(189,508)

Net cash provided by investing activities	-	-	28,975,386

Net increase (decrease) in cash and cash equivalents	(4,954,692)	(1,684,776)	33,037,157

Cash and cash equivalents, beginning of period	40,991,114	34,721,933	-

Cash and cash equivalents, end of period	$36,036,422	$33,037,157	$33,037,157

Supplemental Disclosure of Cash Flow Information

Cash paid for interest expense	$-	$-

Cash paid for income taxes	3,013,147	-

The accompanying notes are an integral part of the consolidated financial statements

9

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1– Basis of Presentation and Business Organization

The consolidated financial statements included herein, which have not been audited pursuant to the rules and regulations of the Securities and Exchange Commission, reflect all adjustments which, in the opinion of management, are necessary to present a fair statement of the results for the interim periods on a basis consistent with the annual audited financial statements.  All such adjustments are of a normal recurring nature.  The results of operations for the interim periods are not necessarily indicative of the results to be expected for an entire year.  Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations, although ERHC Energy Inc. (“ERHC” or the “Company”) believes that the disclosures are adequate to make the information presented not misleading.  These financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007.

Note 2- Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of each balance sheet date:

	March 31,	September 30,
	2008	2007

Accrued stock payable – success fee	$4,803,750	$4,803,750
Accounts payable	324,667	380,229

Total	$5,128,417	$5,183,979

Accounts payable and accrued liabilities - related parties consisted of the following as of each balance sheet date:

	March 31,	September 30,
	2008	2007

Due to Chrome Management Services, Inc.	$-	$62,314
Due to board of directors for board fees	10,900	87,800
Due to board of directors – stock payable	-	(1) 88,500

Total	$10,900	$238,614

(1) In December of 2007, 300,000 shares of common stock were issued to directors. The Company recognized $88,500 of compensation related to those shares in fiscal 2007.

Note 3- Sao TomeConcession

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

10

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest(1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)
No contracts have been entered into as of the date hereof. ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

(6)
Includes the 9% reclaimed by ERHC from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for the block.

11

Particulars of Participating Agreements

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
2 March 2006
1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns 28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.
Consideration from Sinopec to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and  Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs

JDZ Block 3 Participation Agreement
Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns  15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.
Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.
In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

JDZ Block 4 Participation Agreement
Date	Parties	Key Terms
17 November 20051	1. ERHC Energy Inc 2a. Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC shall assign 33.3%2 of participating interest to Addax Petroleum Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 26.7% participating interest).

Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax to pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax  recovers 100% of the carried costs

1 By an Amendment to the Participation Agreement dated February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3%.  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.

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Note 4 - Income Taxes

At March 3, 2008, the Company had a consolidated net operating loss carry-forward (“NOL”) of approximately $2.75 million expiring through 2027. The NOLs are subject to certain limitations under the Internal Revenue Code of 1986, as amended, including Section 382 of the Tax Reform Act of 1986.  During the fiscal year ended September 30, 2006, the Company recognized a significant gain on the sale of various participation interests. This gain utilized a substantial portion of the Company’s NOLs and such NOLs were adjusted to remove losses limited under Section 382.

The composition of deferred tax assets and the related tax effects at March  31, 2008 and September 30, 2007 are as follows:

	March 31, 2007	September 30, 2007

Net operating losses	$922,496	$931,241
Accrual for asset retirement	164,900	164,900

Total deferred tax assets	1,087,396	1,096,141
Valuation allowance	(1,087,396)	(616,141)

Net deferred tax asset	$-	$480,000

The $480,000 deferred tax asset at September 30, 2007 represents the minimum NOL carry back claim from losses in future years against the fiscal year ended September 30, 2006 taxable income. At March, 2008, the $480,000 balance was reclassified to current income tax receivable.

The difference between the income tax benefit (provision) in the accompanying consolidated statements of operations and the amount that would result if the U.S. federal statutory rate of 34% were applied to pre-tax income (loss) for the three and six months ended March 31, 2008 and 2007, is as follows:

	Three Months Ended March 31,		Six Months Ended March 31,
	2007	2008	2007	2008

Benefit at federal statutory rate	$218,112	$288,231	$487,100	$487,731
Non-deductible stock based compensation	(21,482)	(16,476)	(21,482)	(16,476)
Other
Increase in valuation allowance	370	(271,755)	381	(471,255)

Provision for income taxes	197,000	-	466,000	-

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Note 5 – Stock-Based Compensation

During the year ended September 30, 2007, the Company issued 1,000,000 options to purchase common stock of the Company to its new employee. These options are for a term of three years, have an exercise price of $0.43 and vest over one year. Fair value of $223,900 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during 2007, include (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 and $48,460 during the six months ended March 31, 2008.

Note 6 - Commitments and Contingencies

Contingencies

From time to time, certain potential obligations are presented to the Company that may have originated during periods not under existing management’s control.  These alleged obligations are generally for goods and services for which the Company has no record.  The Company actively investigates these claims as they arise.  All known material obligations of the Company have been recorded and reflected in the financial statements, but there is no certainty that all material claims have been presented to the Company nor have the benefits of available statutes of limitations been considered, should they apply.

Legal Proceedings

Subpoenas.  On May 4, 2006, a Federal court search warrant initiated by DOJ was executed on the Company.  The DOJ sought various records including, among other matters, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  Related SEC subpoenas issued on May 9, 2006 and August 29, 2006 also requested a range of documents. ERHC continues to interface with both the DOJ and SEC investigators to respond to the SEC subpoenas and any additional requests for information from the DOJ or SEC.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement without any obligation for additional consideration under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  ERHC claims that Addax should pay additional consideration to ERHC for the 7.2%.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  ERHC and Addax are currently in arbitration to resolve the issue.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

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Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company’s unaudited consolidated financial statements (including the notes thereto) and Item 1A of Part II, “Risk Factors,” included elsewhere in this report and the Company’s audited consolidated financial statements and the notes thereto, Item 7, “Management’s Discussion and Analysis of Financial Condition and Plan of Operations” and Item 1A, “Risk Factors” included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007, Item 1A of Part II, “Risk Factors,” included in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 and Item 1A of Part II, “Risk Factors,” included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.  The Company’s historical results are not necessarily an indication of trends in operating results for any future period.   References to “ERHC” or the “Company” mean ERHC Energy Inc., a Colorado corporation, and, unless expressly stated or the context otherwise requires, its wholly owned subsidiary.

Overview

ERHC reports as a development stage enterprise as there are currently no significant operations and no revenue has been generated from business activities. The Company was formed in 1986, as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas company.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore central West Africa. The Company’s current focus is to exploit its only assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome & Principe (“DRSTP” or “Sao Tome”) and the Federal Republic of Nigeria (“FRN” or “Nigeria”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”).  The Company has formed relationships with upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ and entered into production sharing agreements with upstream oil and gas companies in certain of these JDZ Blocks. The technical and operational expertise in conducting exploration operations will be provided by such oil and gas companies and the Company’s various consortium partners.

Sale of Participation Interests

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest(1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)
No contracts have been entered into as of the date hereof. ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

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With regard to drilling in the JDZ, the Joint Development Authority (JDA), which was set up by the governments of Nigeria and Sao Tome & Príncipe to administer the JDZ, has approved the budgets for JDZ Blocks 2, 3 and 4 in which ERHC has interests. The JDA also has approved well locations in two of those Blocks.  The Aban Abraham deepwater drill ship, which has already been jointly contracted by the operators in JDZ Blocks 2 and 4, Sinopec and Addax Petroleum, remains under refurbishment in Singapore. It is expected out of dry dock and into sea trials within the coming months, before it can be transported to West Africa.  ERHC continues to support Addax’s efforts to secure a drilling rig of opportunity to avert delay or at least mitigate its impact with respect to drilling schedules.

ERHC is continuing to assess the feasibility of acquisition prospects to diversify its asset portfolio.

Annual Shareholders’ Meeting:
On April 22, 2008 in Houston, Texas, the Company held an annual shareholders’ meeting. The Company announced the resignation of Nicolae Luca as Director and Acting Chief Executive Officer/President.  Nicole Luca resigned to pursue other interest..

The Company also announced the re-election, by a majority of all the shareholders of the Company, of Directors Howard Jeter, Dr. Andrew Uzoigwe and Clement Nwizubo, for another term of office which will run through the Company’s next annual shareholders meeting or until their successors are elected.

New Leadership:

The Company announced the appointment of Peter Ntephe to the newly created position of Chief Operating Officer (COO) on April 22, 2008. Mr. Ntephe who has been the Corporate Secretary since 2001 will oversee the administration and corporate governance of the Company and its subsidiaries.  Mr. Ntephe will also replace Mr. Luca as acting CEO/President pending the appointment of a permanent CEO/President.

The Company also created the position of Vice President Corporate Development for ERHC and its subsidiaries. This position will oversee planning and implementation of strategies for corporate growth by ERHC and its subsidiaries, including:
•	identification of opportunities for corporate mergers and acquisitions

•	strategy formulations

•	business planning

•	fund raising

•	stock-exchange listings

•	IPOs

Corporate Operational Structure

ERHC Energy Inc, has a wholly owned subsidiary  - ERHC Energy (Cayman) Limited which will serve as holding company for the working subsidiaries through which its activities in the Gulf of Guinea will be operated. There are three working subsidiary companies, namely ERHC Energy Nigeria JDZ Block 2 Limited, ERHC Energy Nigeria JDZ Block 3 Limited and ERHC Energy Nigeria JDZ Block 4 Limited, each of which is jointly owned by both ERHC Energy Inc and ERHC Energy (Cayman) Ltd. Each of these companies was created to manage the operations in the Joint Development Zone Block for which each is respectively named.  The ownership structure of the companies is given below.

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The rationale for this operational structure can be broken into several parts:

•	Legal – JDZ petroleum regulations require incorporation of local subsidiaries in Nigeria or STP;

•	Operational – JDZ-related activities (especially when drilling starts) will be easier and cheaper to manage by acting through local subsidiaries;

•	Risk Diversification – Operating through asset/business-specific subsidiaries will diversify risk, protecting each subsidiary’s asset base from risks emanating from other subsidiaries’ assets;

•	Business Development – ERHC’s current business strengths (and therefore best prospects for asset acquisition) are in West Africa; a local presence in the region will augment those strengths.

•	Local Perceptions – Regional perception of ERHC as truly ‘local’ in West Africa will enhance its ability to generate business in the region;

Other subsidiaries of ERHC might be created as necessary, including for seeking stock-exchange listings, joint-ventures, etc. the Company has made

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Results of Operations

Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007

During the three months ended March 31, 2008, the Company had a net loss of $847,739 compared with a net loss of $444,507 for the three months ended March 31, 2007.   Interest income decreased from $540,494 in the three months ended March 31, 2007 to $322,962 in the three months ended March 31, 2008, due to a decline in the significant cash balance maintained by the Company from  the sale of the participation interests in 2006.  General and administrative expenses decreased only $12,193for the three months ended March 31, 2007 compare to  the three months ended March 31, 2008.. See “Legal Proceedings” in Item 1 of Part II of this report.

Six Months Ended March 31, 2008 Compared with Six Months Ended March 31, 2007

During the six months ended March 31, 2008, the Company had a net loss of $1,434,504 compared with a net loss of $966,649 for the six months ended March 31, 2007.   Interest income decreased from $1,084,126 in the six months ended March 31, 2007 to $754,825 in the six months ended March 31, 2008, due to a decline in the significant cash balance maintained by the Company from  the sale of the participation interests in 2006 and due a  decline in interest rates on deposits.  General and administrative expenses decreased from $2,507,263 in the six months ended March 31, 2007 to $2,174,619 in the six months ended March 31, 2008 primarily due to a decrease of $749,399 in legal fees, from $1,535,724 in the six months ended March 31, 2007, to $786,325 in the six months ended March 31, 2008. The decrease in legal fees was due to reduction in required assistance in connection with the Justice Department investigation of the Company, and the decrease was partially offset by an increase in public relations, trade show and annual shareholders’ meeting expenses of $137,090 from $15,302 in the six months ended March 31, 2007 to $152,392 in the six months ended March 31, 2008.  See “Legal Proceedings” in Item 1 of Part II of this report.

Liquidity and Capital Resources

As of March  31, 2008, the Company had $33,037,157 in cash and cash equivalents and short-term investments and positive working capital of $29,687,954.  Management believes that this cash position should be sufficient to support the Company’s working capital requirements for more than 12 months.

Off-Balance Sheet Arrangements

At March 31, 2008, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on its financial condition or results of operations.

Debt Financing Arrangements

At March 31, 2008, the Company had short-term debt of $33,513 bearing interest at 5.5% per year payable to an individual. The Company had other current liabilities of $5,665,627 including related party liabilities of $10,900 due to the Company’s board of directors for directors’ fees. Included in current liabilities is also a $4,803,750 liability to Feltang International Inc. that will be satisfied upon issuance of 5,250,000 shares of common stock.

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Item 3. Quantitative and Qualitative Disclosures about Market Risk

The Company’s current focus is to exploit its primary assets, which are rights to working interest in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company intends to continue to form relationships with other oil and gas companies with technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

At March 31, 2008, all of the Company's primary assets were in respect of property located outside the United States.  The Company’s primary assets are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in the agreements in this area may be impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be denominated.  As well, changes in exchange rates may adversely affect the Company's future results of operations and financial condition.

Market risks relating to the Company’s operations result primarily from changes in interest rates as well as credit risk concentrations.  The Company’s interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of its indebtedness is at fixed rates.

The Company holds no derivative financial or commodity instruments, nor does it engage in any foreign currency denominated transactions.

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Item 4. Controls and Procedures

The Company’s Chief Executive Officer and Principal Accounting Officer participated in an evaluation by management of the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2008.  Based on their participation in that evaluation, the Company’s Chief Executive Officer and Principal Accounting Officer concluded that as of March 31, 2008, our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure under the Exchange Act.

There was no change in the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fiscal quarter ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

DOJ, SEC and U.S. Senate Committee Subpoenas.  On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to all subpoenas.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flows.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement without obligation for payment of additional consideration under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  The parties are currently in arbitration to determine whether additional consideration is payable to ERHC under the existing agreements for the 7.2% claimed by Addax.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

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Item 1A. Risk Factors

The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (“2007 Annual Report”), as modified by its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007 (“First Quarterly Report”) and this Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (“Second Quarterly Report”), includes a detailed discussion of certain material risk factors facing the Company.  The information presented below describes updates and additions to such risk factors and should be read in conjunction with the risk factors and information disclosed in ERHC’s 2007 Annual Report, First Quarterly Report and Second Quarterly Report.  References to “ERHC,” “we,” “us” or “our” mean ERHC Energy Inc., a Colorado corporation and, unless expressly stated or the context otherwise requires, its wholly owned subsidiary.

The risk factor in the First Quarterly Report captioned “Our Operations Are Located Outside of the United States Which Subjects Us to Risks Associated with International Activities.” is amended and restated in its entirety as follows:

Our Operations Are Located Outside of the United States Which Subjects Us to Risks Associated with International Activities.

At March  31, 2008, all of our operations were located outside the United States.  Our only assets are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. Our ability to exploit our interests in this area pursuant to such agreements may be adversely impacted by this circumstance.

The future success of our international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, termination, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on  foreign  subsidiaries)  and  changes  in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be  denominated.  Changes in exchange rates may also adversely affect our future results of operations and financial condition.

In addition, to the extent we engage in operations and activities outside the United States, we are subject to the Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company.  The FCPA applies to companies, individual directors, officers, employees and agents.  The FCPA also applies to foreign companies and persons taking any act in furtherance of such corrupt payments while in the United States.  Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives.

The FCPA imposes civil and criminal penalties for violations of the Act.  Civil penalties may include fines of up to $500,000 per violation, and equitable remedies such as disgorgement of profits causally connected to the violation (including prejudgment interest on such profits) and injunctive relief.  Criminal penalties for violations of the corrupt payments provisions could range up to the greater of $2 million per violation or twice the gross pecuniary gain sought by making the payment, and/or incarceration for up to 5 years per violation.  Moreover, if a director, officer or employee of a company is found to have willfully violated the FCPA books and records provisions, the maximum penalty would be imprisonment for 20 years per violation.  Maximum fines of up to $25 million also may be imposed for willful violations of the books and records provisions by a company.

The SEC and/or the Department of Justice, or DOJ, could assert that there have been multiple violations of the FCPA, which could lead to multiple fines.  The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of ERHC or its affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations.  Negotiated dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms agreed upon with the SEC and DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring future FCPA compliance.  Other potential consequences could be significant and include suspension or debarment of ERHC’s ability to contract with governmental agencies of the United States and of foreign countries.  Any determination that ERHC has violated the FCPA could result in sanctions that could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

The risk factor in the First Quarterly Report captioned “We are under investigation by the SEC and the DOJ, and the results of these investigations could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.” is amended and restated in its entirety as follows:

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We are under investigation by the SEC, the DOJ and a U.S. Senate Subcommittee, and the results of these investigations could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect our attorney-client privileged documents and to allow our counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding our former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  We have been actively responding to both subpoenas.

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, will assist ERHC in responding to the subpoena.   Please see “Legal Proceedings” for more information.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  We anticipate that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, we may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

These investigations could also result in:

–	third party claims against us, which may include claims for special, indirect, derivative or consequential damages;

–	damage to our business, operations and reputation;

–	loss of, or adverse effect on, cash flow, assets, goodwill, operations and financial condition, business, prospects, profits or business value;

–	adverse consequences on our ability to obtain or continue financing for current or future projects; and/or

–	claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of ERHC.

Continuing negative publicity arising out of these investigations could also adversely affect our business and prospects in the commercial marketplace.  In addition, these investigations have resulted in increased expenses to ERHC, including substantial legal fees and the diversion of management’s attention from our operations and other activities.  If we incur costs or losses as a result of these matters, we may not have the liquidity or funds to address those costs or losses, in which case such costs or losses could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

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Item 6. Exhibits

31.1*	Rule 13a-14(a) Certification of the Chief Executive Officer

31.2*	Rule 13a-14(a) Certification of the Principal Accounting Officer

32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Accounting Officer

* Filed or furnished herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ERHC Energy Inc.

Name	Title	Date

/s/ Peter Ntephe	Chief Operating Officer and	May 9, 2008
Peter Ntephe	Acting Chief Executive Officer

/s/ Sylvan Odobulu	Controller (Principal Accounting Officer)	May 9, 2008
Sylvan Odobulu

25

EXHIBIT INDEX

31.1*	Rule 13a-14(a) Certification of the Chief Executive Officer

31.2*	Rule 13a-14(a) Certification of the Principal Accounting Officer

32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Accounting Officer

* Filed or furnished herewith.

26

EXHIBIT 31.1

I, Peter Ntephe, certify that:

1.	I have reviewed this quarterly report on Form10-Q for the quarter ended March 31, 2008 of ERHC Energy Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules13a-15(e)and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules13a-15(f)and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)  that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Peter Ntephe	May 9, 2008
Peter Ntephe
Chief Operating Officer and Acting Chief Executive Officer

EXHIBIT 31.2

I, Sylvan Odobulu, certify that:

1.	I have reviewed this report on Form10-Q for the quarter ended March 31, 2008 of ERHC Energy Inc.;

2.
Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules13a-15(e)and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules13a-15(f)and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Sylvan Odobulu	May 9, 2008
Sylvan Odobulu
Principal Accounting Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO SECTION906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION1350)

In connection with the accompanying Quarterly Report of ERHC Energy Inc. (the “Company”) on Form10-Q for the period ended March 31, 2008 (as filed with the U.S. Securities and Exchange Commission on the date hereof,  the “Report”), I, Peter Ntephe, Chief Operating Officer and Acting Chief Executive Officer of the Company, hereby certify that to my knowledge:

(1)	The Report fully complies with the requirements of Section13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter Ntephe	May 9, 2008
Peter Ntephe
Chief Operating Officer and Acting Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO SECTION906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION1350)

In connection with the accompanying Quarterly Report of ERHC Energy Inc. (the “Company”) on Form10-Q for the period ended March 31, 2008 (as filed with the U.S. Securities and Exchange Commission on the date hereof, the “Report”), I, Sylvan Odobulu, Principal Accounting Officer of the Company, hereby certify that to my knowledge:

(1)	The Report fully complies with the requirements of Section13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Sylvan Odobulu	May 9, 2008
Sylvan Odobulu
Principal Accounting Officer

AGREEMENT

MEMORANDUM OF AGREEMENT

MADE BETWEEN

The Government of the Democratic Republic of Sao Tome and
Principe

AND

Environmental Remediation Holding Corp.
(a U.S. public company registered in the State of Colorado)

May 21, 2001

MEMORANDUM OF AGREEMENT

This Memorandum of Agreement is entered into this 21st day of May. 2001 by and between the Democratic Republic of Sao Tome Principe (herein after referred to as "DRSTP") and Environmental Remediation Holding Corp a company organized under the laws of the State of Colorado USA (hereinafter referred to as "ERHC") DRSTP and ERHC are collectively referred to as the "Parties"

WITNESSETH:

WHEREAS, the Parties, together, at certain times, with Procura Financial Consultants, C.C. (hereinafter referred to as “Procura”) entered into various memoranda of agreement, letters and stipulations relative to the evaluation and study of oil, gas and mineral reserves within DRSTP. Those documents are

(a) Letter of Understanding between DRSTP and ERHC dated May 18, 1997.
(b) Memorandum of Agreement between DRSTP on the one hand and ERHC/Procura on the other hand dated May 27, 1997.
(c) Memorandum of Understanding between DRSTP and ERHC dated September 30  1997, and
(d) Stipulation by and between DRSTP and ERHC dated November 20, 1997 (The above referenced documents (a) through (d) inclusive shall collectively be referred hereinafter as "the Original Agreement"); and

WHEREAS, under a duty executed settlement agreement (Dated February 10, 2001 Procura and its assigns assigned to ERHC any and all rights under the May 27, 1997 Agreement (copy of settlement agreement appended herewith); and

WHEREAS, the May 27, 1997 Agreement led to the creation of Sao Tome and Principe National Pelroleuim Company S.A. a public company organized under the laws of DRSTP (hereinafter referred to as "STPetro"). of which ERHC owns forty nine percent (49%)

WHEREAS, all matters relative to STPetro were set forth in Decree Law 27/95 of July, 1998: and

WHEREAS, effective September 16, 1998. the DRSTP, STPetro and Mobil Exploration and Producing Services InC (MEPSI) entered inio an 18 month Technical Assistance Agreement (the TAA) whereby MEPSI undertook to complete a seismic program, technical evaluation and feasibility study of the oil and gas exploration potential of acreage described therein, and

WHEREAS, DRSTP and the Government of the Federal Republic of Nigeria (hereinafter referred to as "FGN") have entered into a draft Treaty on the Joint Development of Petroleum and other Resources, in respect of Areas of the Continental Shelf and Exclusive Economic Zone of the two countries which intends to establish a Joint Development Zone (hereinafter referred to as the "JDZ") and Such JDZ will require DRSTP to cede certain rights that it would have previously enjoyed in the Exclusive Economic Zone of DRSTP which had been liked with me United Nations (hereinafter referred to as the "EEZ"). and

WHEREAS, the Original Agreement is currently in Arbitration in accordance with the rules of Arbitration or the United Nations Commission on International Trade Law (hereinafter referred to as "the Current Arbitration"): and

WHEREAS. DRSTP and FGN signed a Joint Communique on May 5th 2001 which listed the points of agreement between the Parties, and
WHEREAS the Parties wish to resolve their differences by means of this Agreement and to dismiss the Current Arbitration

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth below, the Parties hereby agree as follows

1.     INTERPRETATION
In this Agreement lire following acronyms, words and expressions shall, where context permits, be deemed to have the following meanings

1.1   "Agreement" means this Agreement.

1.2   "Affiliate" means, in relation to ERHC. a company. corporation or other legal entity, which controls ERHC , is controlled by ERHC or which ts. controlled by a legal entity which controls ERHC

In this definition, "control" means, either (i) the direct or indirect ownership of greater than 50% (fifty percent) of the voting Shares or stock; or (h) the legal right to make management decisions for ERHC

1.3   "Available Crude Oil" shall mean the Crude Oil won and saved from any Concession after deducting amounts used in petroleum operations

1.4   "Blocks" or "Concession" shall mean an area designated as an individual unit for the exploration and/or production of Crude Oil and Natural Gas. Within the context of award of Blocks of Working Interest, the coordinates of this area shall be the coordinates as defined by ORSTP Block designations as of 1 January 2001. subject to any changes in block coordinates that may arise upon the implementation of the JDZ.

1.5   "Contractor" or "Operator" shall mean any party that undertakes the exploration, development and/or production of Crude Oil and for Natural Gas

1.6   "Cost Oil" shall mean the quantum oil Available Crude Oil allocated to an Operator to enable it to generate the proceeds to recover costs as specified in an EPA

1.7   "Crude Oil" means hydrocarbons that are in natural liquid state at atmospheric conditions or temperature and pressure. including but not limited to crude oil Natural Gas Liquids and condensates, which are stable or have been stabilized and, if necessary otherwise treated to render them suitable for transportation

1.8   "Dollar" means United Slates of American Dollar

1.9   "Effective Date" means the date on which this Agreement is signed

1.10 "Exploration and Production Agreement" ("EPA") or Production Sharing Contract ("PSC") for the purposes of this Agreement shall mean any agreement entered into between the Government of DRSTP. In the case of the EEZ (and in the case of the JDZ. any agneemem among the Governments of DRSTP and FGN) and any Contractor for the exploration, development and/or production of Crude Oil and/or Natural Gas

1.11 "Force Majeure" means an event or circumstance that results in a delay in performance or any non-performance by a Party of its obligations under this Contract that are beyond the control and without the fault or negligence of the Party, including but not limited to acts of God or the public enemy, perils of navigation, fire, hostilities, war (declared or undeclared), blockade, labor disturbances, suites, riots, insurrections, quarantine restrictions, epidemics. restriction or unavailability of goods, labor or services, restraint of access to the Contract Area, adverse claims to the Contract Area, but excluding shortage of funds.

1.12 "Government" means the Government of DRSTP or of FGN as the case may apply including, without limitation, its executive, legislative and judicial components and all of their regional and administrative subdivisions

1.13 "Income Tax" means the tax on Net Income generally imposed under DRSTP prevailing tax laws on companies operating within the jurisdiction of DRSTP

1.14 "Natural Gas" means hydrocarbons that are in a gaseous phase at atmospheric conditions of temperature and pressure including, but not limited to well mineral gas, dry mineral gas, associated gas, casinghead gas and residue gas remaining after the condensation, extraction or separation of liquid hydrocarbons from wet gas and other valuable non-hydrocarbon gas

1.15 "Overriding Royalty Interest" or "ORRI" shall mean the percentage of Available Crude Oil that is allocated to a specific party

1.16 "Profit Oil" shall mean the balance of available Crude Oil after the allocation of Royalty Oil and Cost Oil.

1.17 "Royalty Oil" shall mean such Available Crude Oil as it is allocated to any Operator to enable the Operator or Contractor to discharge its obligations as defined anpayable to DRSTP and/or FGN and/or any other entity formed by DRSTP and FGN for the conduct of operations in the JDZ under ttieif respective laws and regulations.d

1.18   "Signature Bonus" shall mean any funds that an Operator or Contractor pays to DRSTP and/or FGN and/or any other entity formeod by ORSTP and FGN to acquire (the right to sign an Exploration and Production Agreement

1.19   Words importing the singular meaning include, unless the context otherwise demands, the plural meaning and visa versa.

1.20  The clause headings in this Agreement are for convenience and ease of reference and shall not affect its construction or interpretation

1.21 Reference to clauses and sub-clauses are to clauses and sub-clauses of the Agreerment unless the context clearly indicates otherwise.

Any words  terms or phrases used herein shall be interpreted m accordance with their generally accepted use by the international petroleum industry

2.     OBLIGATIONS OF ERHC

2.1   ERHC relinquishes its rights established in l) of paragraph 3.1.1 of the Memorandum of Agreement of May 27th, 1997 under which. "ERHC/PFC will negotiate on behalf of DRSTP with major oil companies the remaining concessions to be teased and developed and will retain a 5% override to be paid by oil companies for ERHC/PFC services"

2.2    ERHC assigns its ownership in STPetro to the DRSTP.

2.3    As a result of the assignment in 2.2 above. ERHC relinquishes its fight, through its Ownership in STPetro to acquire as STPetro a minimum. of the four (4) best Concessions in the EEZ

3.     OBLIGATIONS OF DRSTP

3.1   DRSTP Hereby assigns to ERHC ten percent (10%) of its share of all Profit Oil received from operations conducted in the JDZ, payable in U.S. Dollars

3.2   DRSTP hereby assigns to ERHC five perent (5%) of its share of all Signature Bonuses paid by Contractors operating within the JDZ. payable in U.S. Dollars

3.3   DRSTP accepts the right of ERHC to receive one and one-half percenl (1.5%) Overriding Royalty Interest (ORRI) in all the production of Crude Oil and or Natural Gas in the JDZ, to be paid by the Contractors in U.S. Dollars DRSTP shall on a best efforts basis have ERHC's right to ORRI included in all Exploration and Production Agreenntnls relating to the JDZ

3.4
DRSTP grants ERHC the option to acquire up to fifteen percent (15%) paid Working Interest in Up to two (2) blocks of ERHC 5 Choice in the JDZ Said Working Interest must be exercised by ERHC prior to the signature of an EPA with an Operator ERHC shall also be required to pay its proportionate share of the signature bonus to the governing body

3.5
DRSTP agrees to award to ERHC up to two (2) blocks of ERHC's Choice (the "ERHC Choice Blocks") in the Sao Tome EEZ (outside the JDZ). for development DRSTP shall have the prior right to reserve up to a maximum of the first three (3) blocks (the "Reserved Blocks")  With the exception of the Reserved Blocks. ERHC shall have the right to select any other two blocks in the EEZ as. EHRC Choice BlocKs. This option must be subject to the following conditions

a)
ERHC shall be invited up to three (3) times to exercise its rights on the two (2) blocks. After the third invitation, ERHC's rights to choose blocks under this provision will expire Each DRSTP invitation will be tied to an official industry offering of blocks by DRSTP that is a formal bid round by DRSTP Notwithstanding the provisions of this clause, ERHC may, at any time before the expiry of its rights to choose blocks, exercise its rights on the two blocks hereunder.

b)	The ERHC Choice Blocks shall not be subject to signature bonus but shall be subject to the most favorable PSC terms applicable to other blocks within the EEZ.

3.6
DRSTP grants ERHC the option to acquire up to fifteen percent (15%) paid Working Interest in up to two (2) Blocks of ERHC's choice in Sao Tame EEZ (outside JDZ). Said Working Interest must be exercised by ERHC prior to the signature of an EPA with an Operator. ERHC shall be required to pay its proportionate share of signature bonus and its proportionate share or all other costs related to the exploration and exploitation of the corresponding block

4.	INCOME TAX

4.1	ERHC shall pay Income Tax on net income received from DRSTP obligations under this Agreement

4.2	Provided always that in all operations related to exploration for and exploitation of oil and gas. any lax provisions applied to ERHC shall be only as provided in the respective EPAs

5.	TERMINATION OF THE ARBITRATION PROCEEDINGS

The Parties agree that upon the occurrence of the suspensive condition set forth in Section 6.1 below, the Arbitration Proceedings presently pending before the Hon Joao Morais Lertao shall be discontinued with prejudice, and the terms of this Agreement shall be embodied in a Consent Award 10 be issued by the Arbitrator.

Such consent award shall provide that each party shall bear its own costs, attorneys fees and 50% of the tees of the arbitrator.

6.	TERM OF AGREEMENT

6.1 Subject to the suspensive condition that the Treaty between The Federal Republic of Nigeria and the Democratic Republic of Sao Tome e Principe on the Joint Development of Petroleum and other Resources in respect of Areas of the Exclusive Economic Zone of the two States, signed in February 21 2001 in Abuja. enter into force, this Agreement shall be effective as of the Effective Date and, except as otherwise provided in this Agreement, shall continue for a period of twenty five (25) years from October lst, 1999.

6.2 Should said Treaty not enter into force within two (2) years of the date of this Agreement, (a) this Agreement shall be deemed null and void. and (b) the arbitration proceedings referred to in Section 5.1 above shall resume, unless the Parties shall agree otherwise

6.3 On the expiration of the term of this Agreement, if ERHC have Working Interest in all or part of any Block in production, ERHC's corresponding rights in the said Blocks shall continue as long as those Blocks are in production

7.	ASSIGNMENT

ERHC's interest in this Agreement shall be assignable by ERHC to a subsidiary of ERHC without the specific consent of DRSTP. however. ERHC shall notify DRSTP within sixty (60) days of such assignment Prior written consent of DRSTP shall be required if an assignment is made to a non-subsidiary of ERHC, such consent shall not be unreasonably withheld by DRSTP

8.	REPRESENTATIONS AND WARRANTIES

8.1 ERHC hereby represents and warrants that

8.1.1 It is a duly formed corporate entity and currently exists in good standing under the laws of the Stale of Colorado, and that it has full power and authority to execute this Agreement;

8.1.2 ERHC has not gone into liquidation. made an assignment for the benefit of creditors. declared or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so.

8.1.3 ERHC shall not engage in conduct or enter into agreements that would tend to circumvent the obligations of this Agreement

8.2 DRSTP hereby represents and warrants that:

8.2.1 The signatory(s) to this Agreement have full authority to commit the full faith and credit of the Government of the Democratic Republic of Sao Tome and Principe.

8.2.2 No laws, regulations, rules, contracts, agreements or the like are currently in existence that prohibit the enforcement of any of the terms of this Agreement

8.2.3 In the event that any new laws, regulations, rules, contracts, agreements or the like are issued or promulgated into law the Agreement, and all of its terms, and conditions, shall be exempted from any adverse effects upon ERHC

8.2.4 DRSTP shall not engage in conduct or enter into agreements that would tend to circumvent the obligations of this Agreement

9.	GOVERNING LAW, ARBITRATION AND LIABILITIES

9.1 This Agreement shall be governed by construed, interpreted and applied in accordance with the Lex Mercatona. to the exclusion of any conflicts of law rules that would refer the matter to the laws of another jurisdiction Where deemed necessary because of lacunae in the international Lex Mercatona. it may be amplified by reference to the commercial law of England.

9.2 Any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement or the activities carried out under this Agreement, including without limitation any disputes as to the construction, validity, interpretation, enforceability or breach of this Agreement, shall be exclusively and finaly settled by arbitration under the Rules of Conciliation and Arbitration of the International Chamber of Commerce, and the English Arbitration Act, as such statutes as then enacted, by three (3) arbitrators Each side shall appoint one (1) arbitrator within thirty (30) days of the submission of a Notice of Arbitration. The Party-appointed arbitrators shall in turn appoint a presiding arbitrator within thirty (30) days following the appointment of the Party-appointed arbitrators

9.3 The arbitration proceedings shall be held in London. England. The proceedings shall be conducted in the English language and the Portuguese language. The arbitrators shall have at all times no financial interest in the Parties, dispute, controversy or claim

9.4 Awards shall be final and not subject to appeal. Judgment upon the award may be entered in any court having jurisdiction over the Party or the assets of the Party owing the judgment or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be

10.	NOTICES

10.1 Any notice to be given hereunder shall be in writing and may be delivered by hand, sent by certified or registered mail or transmitted by telex, cable or facsimile to the relevant address set forth below, or such other address as may be communicated in writing by the relevant Party to the other Parties from time to time

10.2 The relevant addresses for all notices shall be as follows

Environmental Remediation Holding Corp.
6444 Westheimer, Suite 1570
Houston, Texas 77056, U.S A.
Telephone No.. 713-626-4700
FAX No.. 713-626-4704
Attention Mr Chude Mba, President

Democratic Republic of Sao Tome and Principe
Ministry of infrastructure Natural Resources and Environment
PO Box 130, Sao Tome
Telephone No 239 12 23375
FAX No. 239 12 22824
Attention Minister Luis Alberto Prazeres

11.	MISCELLANEOUS

11.1 The captions and headings for the Articles of the Agreement are made for ease of reference only end shall not be interpreted or construed so as to limit or in any way change the substantive provisions of any part of this Agreement

11.2 No waiver by any Party of any provision of this Agreement shall be binding unless made expressly in writing Further, any such waiver shall relate only to such matter, non-compliance or breach as it expressly relates to and shall, not apply to any subsequent or other matter, noncompliance or breach

11.3 None of the rights, requirements or provisions of this Agreement shall be deemed to have been waived by any Party by reason of such Party's failure to enforce any right or remedy granted it hereunder or to take advantage of any default and each Party shall at all times hereunder nave the right to require the strict compliance of the other Parties to the provisions of this Agreement

11.4 DRSTP waives any and all rights it may have to object to any provision or enforcement of (this Agreement under any claim of sovereign immunity

11.5 Except as otherwise provided herein this Agreement constitutes the entire understanding at the Partes with respect to the subject matter hereof and supersedes all prior negotiations and agreements, whether oral or written of the Parties  This Agreement shall not be amended or modified except in writing, signed by both Parlies This Agreement replaces all previous agreements between DRSTP and ERHC including but are not limited to:

•	Letter of understanding between DRSTP and ERHC dated May 16, 1937
•	Memorandum of Agreement between DRSTP on the one hand and ERHC/Procura on the other hand dated May 27, 1997.
•	Memorandum of Understanding between DRSTP and ERHC dated September 30 1997,and
•	Stipulation by and between DRSTP and ERHC dated November 20. 1997

11.6 Should any provision of this Agreement or any portion thereof be determined to be void, the remained of this Agreement shall remain in full force and effect

11.7 Each Party undertakes to execute all other documents, permits, and agreements as may be required to carry out the intent of this Agreement

11.8 Should any of the provisions of this Agreement requiring enactment not be enacted through no fault of the Parties the Parties agree to deal with each other in good faith and with fair dealings in order to agree to alternative solutions that provide economic equilibrium

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement, intending to be legally bound in triplicate originals on the day. month and year first written above

Environmental Remediation Holding Corp.

By:	/s/ Mr. Chuda Mba
Mr Chuda Mba
President and Chief Executive Officer

By:	/s/ Sir Emeka Offoi
Sir Emeka
Chairman

Democratic Republic of Sao Tome and Principe

By:	/s/ Mr Luis Alberto dos Prazeres
Mr Luis Alberto dos Prazeres
Minister of Infrastructure, Natural Resources and Environment

Witness:
Federal Republic Nigeria

By:	/s/ His Excellency, Hon. Dubem Onyia
His Excellency, Hon. Dubem Onyia
Minister of State for Foreign Affairs

Democratic Republic of Sao Tome and Principe

By:	/s/ His Exellency Joaquine Rafael Branco
His Exellency Joaquine Rafael Branco
Minister of Foreign Affairs and Cooperation

MEMORANDUM OF UNDERSTANDING DATED MARCH 15, 2003 (“MoU”)

The Democratic Republic of Sao Tome and Principe (“DRSTP”) and Environmental Remediation Holding Corporation (“ERHC”), with respect to the memorandum of Agreement between the parties of May 21, 2001 (“MoA”), hereby agree as follows:

(A) TRADE OFF OF ECONOMIC VALUES

ERHC shall:
1.	Relinquish 100% of Signature Bonus, 100% of Profit Oil and 100% of Overriding Royalty Interest (namely the “Financial Interest”) attributable to ERHC under the MoA to DRSTP and shall
2.	Relinquish the ERHC right of choice of blocks in the JDZ as contained in the MoA,
As such time as the following be fully and formally accomplished:

DRSTP shall cause the Joint Development Authority (“JDA”) to grant ERHC the option to request and be awarded the following Preferential Working Interests (“PWI”) within the Joint Development Zone (“JDZ”) in the immediate forthcoming licensing round:

1.
15% PWI in one block of ERHC’s first choice.  This choice may not be exercised in the block that ExxonMobil has exercised its right to PWI of 40%. DRSTP shall cause the JDA to waiver 100% of the total signature bonus payable on ERHC’s 15% in this block.

2.
15% PWI in one block of ERHC’s second choice.  This choice may not be exercised in the block that ExxonMobil has exercised its right to PWI of 40%.  ERHC shall pay 100% of the total signature bonus payable on ERHC’s 15% in this block.

3.
20% PWI in one block of ERHC’s third choice.  This choice may not be exercised in the block that ExxonMobil has exercised its right to PWI of 25% or 40%.  DRSTP shall cause the JDA to waive 100% of the total signature bonus payable on ERHC’s 20% in this block.

4.
30% PWI in one block of ERHC’s fourth choice.  This choice may not be exercised in the block that ExxonMobil has exercised its right to PWI of 25% or 40%.  DRSTP shall cause the JDA to waive 100% of the total signature bonus payable on ERHC’s 30% in this block.

5.
25% PWI in one block of ERHC’s fifth choice.  This choice may not be exercised in the block that ExxonMobil has exercised its right to PWI of 25% or 40%.  DRSTP shall cause the JDA to waive 100% of the total signature bonus payable on ERHC’s 25% in this block.

6.
20% PWI in one block of ERHC’s sixth choice.  This choice may not be exercised in the block that ExxonMobil has exercised its right to PWI of 25% or 40%.  ERHC shall pay 100% of the total signature bonus payable on ERHC’s 20% in this block.

ERHC must exercise its PWI options in the afore-mentioned blocks within a reasonable time after the licensing round subject to approval of the JDA.

(B) MISCELLANEOUS UNDERSTANDINGS

The Relinquishment of ERHC rights described herein shall be subject to and conditioned upon the following being true and correct and being fully and finally accomplished:

1.
DRSTP represents and warrants that the number of designation of boundaries of, and sizes of blocks (that is, parameters of acreage) to be offered in the immediately forthcoming licensing round shall not be numerically loss than the parameters of acreage as indicated on the attached Exhibit A and DRSTP further represents and warrants that should the parameters of acreage on offer be materially lower for whatever reason then DRSTP shall compensate ERHC such that ERHC’s economic position as contemplated herein be not diminished thereby.

2.
DRSTP represents and warrants that the rights of ExxonMobil as contemplated under this MoU shall not exceed PWI of 40% in one block and PWI of 25% each in two blocks in the JDZ and DRSTP further represents and warrants that it has not granted any other PWI rights in the JDZ to ExxonMobil or any other company that may cause conflict with or be contrary to the PWI rights granted ERHC under this MoU.

3.
DRSTP and ERHC shall execute definitive legal agreement(s) to incorporate and reflect the contents and intentions of this MoU and such agreement(s), which shall include a proposed agreement to be signed between the JDA and ERHC as so exhibit therein must contain mutually acceptable terms and conditions.

4.
DRSTP shall cause the definitive agreement(s) between DRSTP and  ERHC to be approved by the Joint Ministerial Council (“JMC”) of the JDA at the next JMC meeting and DRSTP shall further cause the JMC to approve that the JDA enter into agreements with ERHC to implement this MoU and the MoA and DRSTP shall forthwith after the JMC meeting notify ERHC of these approvals.

5.
After the afore-mentioned JMC meeting but before the formal announcement of the licensing round ERHC and JDA shall executed a definitive legal agreement to tenable full implementation of the definitive agreement(s) between DSTP and ERHC including the exhibit therein

6.	Any agreements contemplated under this MoU shall be prepared so as not to affect the integrity, legality, and validity of the MoA and Consent Award.
7.	This MoU and any agreements contemplated herein are, and shall be without prejudice to ERHC rights and interests in the Exclusive Economic Zone of DRSTP as confirmed in the MoA.
8.	ERHC, under the United States of America Securities and Exchange Commission “SEC”) regulations, is required to file details of this MoU with the SEC.

INTENDING TO BE LEGALLY BOUND the parties hereby incorporate by reference and make a part hereof as though set out in full herein, Articles 9, 10, and 11 (excluding sub paragraph 11.5) of the MoA.  This MoU is hereby executed this 15th Day of March 2003, in the presence of members of the Joint Development Authority.

/s/ His Exellency, Rafael Branco	/s/ Mr. Chude Mba
His Exellency, Rafael Branco	Mr. Chude Mba
Minister of Public Works, Infrastructure,	President and Chief Executive
Natural Resources and Environment	Officer
DRSTP	ERHC

Witnessed by:

/s/ Dr Tajudeen Umar
Dr Tajudeen Umar
Chairman of the Executive Board
JDA

ATTACHMENT A

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2
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4
5
6
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9
JOINT DEVELOPMENT ZONE

am no 2

PARTICIPATION AGREEMENT

This Second Amendment to a Participation Agreement (“Agreement”) is made and entered into this 1llh day of April, 2006 by and between

ERHC Energy Nigeria JDZ Block 4 Limited a corporation organized and existing under the laws of Nigeria (hereinafter referred to as (“ERHC”)

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC Inc”), and

Addax Petroleum (Nigeria Offshore 2) Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as “Addax”); and Addax Petroleum NV, a company incorporated in Curacao, NA (hereinafter referred to as “Parent”).

Each of ERHC and Addax is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH:

WHEREAS the Parties have executed a Participation Agreement dated 17lh November 2005 which was amended by an Amendment Agreement dated the 23rd February 2006 (the “Amendment”) (the Amendment and the original agreement are together herein referred to as the “PA”) wherein the Parties agreed to the terms and conditions whereby Addax would earn certain rights in Block 4 of the Nigeria-Sao Tome e Principe Joint Development Zone (the “JDZ”);

WHEREAS by a letter dated 10th April 2006 ERHC Inc assigned its rights and obligations under the PA (other than its obligation to guarantee ERHC’s obligations under the PA pursuant to clause 10 (c) thereof) to ERHC;

WHEREAS ERHC Inc has an existing arrangement with Godsonic Oil Company Limited (“Godsonic”) whereby a nine percent (9%) Participating Interest was to be transferred by ERHC to Godsonic (the “Godsonic Interest”); and

WHEREAS Godsonic has not elected to assume the burdens associated with the Godsonic Interest and Addax has agreed to assume the obligations associated with the Godsonic Interest on and subject to the terms of this Agreement.

1

am no 2

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.
Subject as further provided in this Agreement the Assigned Interest shall be changed from thirty-three and three tenths percent (33.3%) to thirty nine and one half percent (39.5%) and the Retained Interest shall be changed from seventeen and seven tenths percent (17.7%) to nineteen and one half percent (19.5%).

2.
In addition to the Addax Assignment referred to in Clause 2 of the Amendment, ERHC shall at the end of the Option Period referred to in Clause 5 below, deliver to Addax a deed of assignment to Addax of seven and two tenths percent (7.2%) out of ERHC’s Participating Interest under the PSC (the “Additional Addax Assignment”) derived from the Godsonic Interest resulting in Addax owning a forty and one half percent (40 14%) and ERHC owning a nineteen and one half percent (19 14%) Participating Interest derived from the award to Addax/ERHC. ERHC will do such acts as are necessary to seek approval (if required) from the Joint Development Authority to the Additional Addax Assignment.

3.
During the period of time between the effectiveness of the PSC until the JOA is amended pursuant to Clause 4 or the Additional Addax Assignment reverts to ERHC pursuant to Clause 5 below, ERHC will hold such interest for and on behalf of Addax as beneficial owner thereof. In all respects, including without limitation all decisions affecting the Additional Addax Assignment, ERHC shall treat such interest in the manner as directed by Addax.

4.	At such time as the JDA approves the Additional Addax Assignment, ERHC and Addax shall endeavour to amend the JOA to reflect the transfer of interest.

5.
If within ninety (90) days of the date hereof (the “Option Period”) Godsonic demands the transfer to it of all (but not part) of the Godsonic Interest from ERHC and the conditions set out in Clause 6 have been satisfied prior to that date then Addax shall relinquish its rights to the Additional Addax Assignment and the definitions of Assigned Interest and Retained Interest shall be deemed not to have been amended in accordance with Clause 1 above.

6.	Addax’s obligations pursuant to Clause 5 to relinquish and re assign its rights to the Additional Addax Assignment are conditional upon

(i)
it receiving repayment of all amounts paid by in respect of the Godsonic Interest including interest thereon from the date it made each such payment or payments to the date of repayment at the Default Interest Rate of LIBOR plus 4% (as such term is defined in the JOA) together with a premium of 15% on the principal amount, and

2

am no 2

(ii)	the return of the Performance Bond provided by Addax to the J DA in respect of the Godsonic Interest.

7.	Except as specifically amended by this Agreement, the PA shall remain unchanged. The Parties hereby affirm and ratify the PA as amended by this Agreement.

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ERHC Energy, Inc.

By:	/s/ Walter F Brandhuber
Walter F Brandhuber
President and Chief Executive Officer

ERHC Energy Nigeria JDZ Block 4 Limited

By:	/s/ Walter F Brandhuber
Walter F Brandhuber
President and Chief Executive Officer

Addax Petroleum (Nigeria Offshore 2) Limited

By:	/s/ Philippe Probst
Philippe Probst
Authorised signatory

For and on behalf of
Addax Petroleum NV

By:	/s/ Jean Claude Gandur
Jean Claude Gandur

3

am no 2

PARTICIPATION AGREEMENT

This Second Amendment to a Participation Agreement (“Agreement”) is made and entered into this 1llh day of April, 2006 by and between

ERHC Energy Nigeria JDZ Block 4 Limited a corporation organized and existing under the laws of Nigeria (hereinafter referred to as (“ERHC”)

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC Inc”), and

Addax Petroleum (Nigeria Offshore 2) Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as “Addax”); and Addax Petroleum NV, a company incorporated in Curacao, NA (hereinafter referred to as “Parent”).

Each of ERHC and Addax is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH:

WHEREAS the Parties have executed a Participation Agreement dated 17lh November 2005 which was amended by an Amendment Agreement dated the 23rd February 2006 (the “Amendment”) (the Amendment and the original agreement are together herein referred to as the “PA”) wherein the Parties agreed to the terms and conditions whereby Addax would earn certain rights in Block 4 of the Nigeria-Sao Tome e Principe Joint Development Zone (the “JDZ”);

WHEREAS by a letter dated 10th April 2006 ERHC Inc assigned its rights and obligations under the PA (other than its obligation to guarantee ERHC’s obligations under the PA pursuant to clause 10 (c) thereof) to ERHC;

WHEREAS ERHC Inc has an existing arrangement with Godsonic Oil Company Limited (“Godsonic”) whereby a nine percent (9%) Participating Interest was to be transferred by ERHC to Godsonic (the “Godsonic Interest”); and

WHEREAS Godsonic has not elected to assume the burdens associated with the Godsonic Interest and Addax has agreed to assume the obligations associated with the Godsonic Interest on and subject to the terms of this Agreement.

1

am no 2

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.
Subject as further provided in this Agreement the Assigned Interest shall be changed from thirty-three and three tenths percent (33.3%) to thirty nine and one half percent (39.5%) and the Retained Interest shall be changed from seventeen and seven tenths percent (17.7%) to nineteen and one half percent (19.5%).

2.
In addition to the Addax Assignment referred to in Clause 2 of the Amendment, ERHC shall at the end of the Option Period referred to in Clause 5 below, deliver to Addax a deed of assignment to Addax of seven and two tenths percent (7.2%) out of ERHC’s Participating Interest under the PSC (the “Additional Addax Assignment”) derived from the Godsonic Interest resulting in Addax owning a forty and one half percent (40 14%) and ERHC owning a nineteen and one half percent (19 14%) Participating Interest derived from the award to Addax/ERHC. ERHC will do such acts as are necessary to seek approval (if required) from the Joint Development Authority to the Additional Addax Assignment.

3.
During the period of time between the effectiveness of the PSC until the JOA is amended pursuant to Clause 4 or the Additional Addax Assignment reverts to ERHC pursuant to Clause 5 below, ERHC will hold such interest for and on behalf of Addax as beneficial owner thereof. In all respects, including without limitation all decisions affecting the Additional Addax Assignment, ERHC shall treat such interest in the manner as directed by Addax.

4.	At such time as the JDA approves the Additional Addax Assignment, ERHC and Addax shall endeavour to amend the JOA to reflect the transfer of interest.

5.
If within ninety (90) days of the date hereof (the “Option Period”) Godsonic demands the transfer to it of all (but not part) of the Godsonic Interest from ERHC and the conditions set out in Clause 6 have been satisfied prior to that date then Addax shall relinquish its rights to the Additional Addax Assignment and the definitions of Assigned Interest and Retained Interest shall be deemed not to have been amended in accordance with Clause 1 above.

6.	Addax’s obligations pursuant to Clause 5 to relinquish and re assign its rights to the Additional Addax Assignment are conditional upon

(i)
it receiving repayment of all amounts paid by in respect of the Godsonic Interest including interest thereon from the date it made each such payment or payments to the date of repayment at the Default Interest Rate of LIBOR plus 4% (as such term is defined in the JOA) together with a premium of 15% on the principal amount, and

2

am no 2

(ii)	the return of the Performance Bond provided by Addax to the J DA in respect of the Godsonic Interest.

7.	Except as specifically amended by this Agreement, the PA shall remain unchanged. The Parties hereby affirm and ratify the PA as amended by this Agreement.

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ERHC Energy, Inc.

By:	/s/ Walter F Brandhuber
Walter F Brandhuber
President and Chief Executive Officer

ERHC Energy Nigeria JDZ Block 4 Limited

By:	/s/ Walter F Brandhuber
Walter F Brandhuber
President and Chief Executive Officer

Addax Petroleum (Nigeria Offshore 2) Limited

By:	/s/ Philippe Probst
Philippe Probst
Authorised signatory

For and on behalf of
Addax Petroleum NV

By:	/s/ Jean Claude Gandur
Jean Claude Gandur

3

SECOND AMENDMENT TO PARTICIPATION AGREEMENT
Block 4 Joint Development Zone

This Amendment to Participation Agreement ("Agreement") made and entered into this 14th day of March 2006 by and between

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as "ERHC"), and

Addax Petroleum (Nigeria Offshore 2) Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as "Addax") and Addax Petroleum NV, a company incorporated in Curacao, as Parent.

Each of ERHC and Addax is individually a "Party" and they are collectively the "Parties" to this Agreement.

WITNESSETH:

WHEREAS, the Parties have executed a Participation Agreement dated 17 November 2005 (the "PA") wherein the Parties agreed to the terms and conditions whereby Addax would earn certain rights in Block 4 of the Nigeria-Sao Tome e Principe Joint Development Zone (the "JDZ"); and

WHEREAS, the Parties have executed an Amendment to Participation Agreement dated 23 February 2006; and

WHEREAS, the Parties now wish to further amend the PA as provided in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.           We have been advised that the PSC in respect of Block 4 will be executed on 14 March 2006 or later and that the division of interest in the PSC will show that the ERHC/Addax consortium (including preferential rights) will be sixty percent (60%). In order to give effect to the PA, as amended, Addax and ERHC shall, immediately upon the execution of the PSC execute the letter attached hereto as Exhibit "1" (the "JDA Letter) that will result in Addax owning a thirty-three and three tenths percent (33.3%) interest and ERHC owning a twenty-six and seven-tenths percent (26.7%o) participating interest in and to the PSC covering Block 4. ERHC and Addax will do such acts as is necessary to seek approval from the Joint Development Authority to the JDA Letter and the Assignment.

2.           Except as specifically amended by this Agreement, the PA shall remain unchanged. The Parties hereby affirm and ratify the PA as amended by this. Agreement.

Done and executed this 14th day of March 2006.

ERHC Energy, Inc.

By:	/s/ Walter F. Brandhuber
Walter F. Brandhuber
President and Chief Executive Officer

Addax Petroleum (Nigeria Offshore 2) Limited

By:	/s/ I. L. Blair
I. L. Blair
Director

For and on behalf of
Addax Petroleum NV

By:
Jean Claude Gandur
Chairman

Exhibit "1"

March 14, 2006

Mr. Carlos Gomes
The Chairman
Nigeria-Sao Tome & Principe
Joint Development Authority
Plot 1101 Aminu Kano Crescent
Wuse II, Abuja
Nigeria

NIGERIA-SAO TOME E PRINCIPE JOINT DEVELOPMENT ZONE - BLOCK 4

Dear Sir:

Congratulations are in order for all involved in the successful execution of the Block 4 PSC on this date. Please be advised that the interest shown for the ERHC/Addax consortium (including pre-existing rights) as a total of 60% shall be individually owned by Addax in the proportion of 33.3% and by ERHC in the proportion of 26.7%. We have this day entered into an Amendment and Ratification of the JOA executed by all parties to the PSC and JOA whereby this interest is accepted for ERHC and Addax.

We are looking forward to a long and prosperous project in the development of Block 4.

Sincerely,

ERHC Energy Nigeria Block 3 JDZ Limited	Addax Petroleum (Nigeria Offshore 2) Limited

Walter F. Brandhuber	I L. Blair
President and CEO	Director